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Pfizer Inc.

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Breakthroughs that change patients' lives

Proxy Statement for 2023
Annual Meeting of Shareholders

2022 Annual Report on Form 10-K[1]



(1) The 2022 Annual Report on Form 10-K is not included in this filing. The 2022 Annual Report on Form 10-K is included in Appendix A to the Notice of 2023 Annual Meeting and Proxy Statement being mailed to our shareholders beginning on or about March 16, 2023. The Corporate and Shareholder Information contained in the materials being mailed to our shareholders beginning on or about March 16, 2023 is not included in this filing.

2022 Milestones
Advancing Our Strategy

Key Regulatory Approvals 8	**Regulatory Submissions** 13	**Pivotal Study Starts** 10
Research & Development 110 projects in our current product pipeline (as of January 31, 2023)	**Manufacturing** 36 sites worldwide	**Employees Globally** ~83,000
Global Reach >185 countries and territories where we supply our products	**Shareholder Returns** $11.0B to shareholders through cash dividends and share repurchases in 2022	**Revenues** ~$100.3B in 2022
	Patients Treated >1.3B Patients treated globally with our medicines and vaccines[1]	

Unless indicated otherwise, the information contained in this summary is as of December 31, 2022.

1   The patients treated metric is calculated from Pfizer and third-party datasets. Figures may be limited given the coverage provided by external sources (e.g., calendar duration, geographic and product coverage). Numbers are estimates and in some cases use global volume, daily dosage and number of treatment days to facilitate calculations. Methodologies to calculate estimates may vary by product type given the nature of the product and available data. Patients taking multiple Pfizer products may be counted as multiple patients towards total. Numbers include estimated patient counts from U.S. Patient Assistance Programs, ex-U.S. access & affordability programs, product donations and Global Commercial Access Partnerships (this does not include An Accord for a Healthier World). Historical estimates may periodically be subject to revision due to restatements in the underlying data source.

Table of Contents

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A Letter from Pfizer's
Chairman & Chief Executive Officer

To Our Shareholders:

A little more than four years ago, Pfizer unveiled a new purpose: *Breakthroughs that change patients' lives*. Pfizer has always had a noble purpose rooted in our commitment to patients, but we wanted to make our purpose more memorable, more inspiring and, most important, more actionable.

I am happy to say that in the 50 months since then, Pfizer's more than 80,000 colleagues around the world have lived this purpose every day. They have pursued impactful breakthroughs with the goal of dramatically changing the lives of patients for the better. As a result of this unwavering commitment to innovation and patients, 2022 was a simply remarkable year for our company on multiple fronts.

- We secured eight key regulatory approvals, completed 13 regulatory submissions and initiated 10 pivotal study starts, as we continued to advance our robust R&D pipeline of potential breakthrough medicines and vaccines.
- We maintained our industry-leading clinical success rates[i] and further improved our cycle times, which already were among the industry's best[ii], and we did all of this while maintaining our high standards of quality, safety and scientific rigor.
- We completed four acquisitions – Arena Pharmaceuticals, Biohaven Pharmaceuticals, Global Blood Therapeutics and ReViral – which have further strengthened both our pipeline and our current portfolio of innovative offerings for patients.
- We were named to 10 different "best employer" lists, including those published by Forbes, LinkedIn, Glassdoor and others.
- We exceeded $100 billion in revenues for the first time in our 174-year history.
- And, most important, more than 1.3 billion patients around the world were treated with our medicines and vaccines[iii]. A truly humbling achievement.

Maintaining Our COVID-19 Leadership

During the year, we also continued to lead the battle against COVID-19. As the virus continued to evolve, Pfizer scientists were up to the challenge – using our flexible mRNA platform to swiftly create a new vaccine candidate based on the emerging Omicron BA.4 and BA.5 subvariants. By September, our BA.4/BA.5-adapted bivalent vaccine had been authorized by both the U.S. Food & Drug Administration (FDA) and the European Medicines Agency (EMA) as a booster dose for ages 12 years and older. By November, both agencies had authorized it for 5 years of age and older. Then in December, the Omicron BA.4/BA.5-adapted bivalent COVID-19 vaccine received FDA authorization as the third 3-µg dose in the three-dose primary series for children 6 months through 4 years of age.

We are proud to have maintained our leadership position throughout the public health booster campaign. As of February 22, 2023, we held a 64% market share of bivalent boosters in the U.S.[iv] – which is a significant expansion on the booster share leadership position that we already held before the bivalent booster launch – and our bivalent booster market shares are even higher in several key markets outside the U.S. We believe our best-in-class mRNA capability, coupled with our proven and reliable manufacturing network, will ensure we are well positioned to continue to adapt our vaccine as needed and get it to people around the world.

i.   Success rates for Phase 1 are based on a 3-year rolling average (2020-2022); rates for Phase 2 and Phase 3/Registration represent a 5-year rolling average (2018-2022).
ii.   First in Human (FIH) to approval median phase cycle times are based on 3-year rolling cohort for Phase 1 and 5-year rolling cohort for Phase 2 to Registration. The analysis is at the new molecular entity (NME) level. Industry-leading is defined as Top Quartile amongst peer group companies.
iii. The patients treated metric is calculated from Pfizer and third-party datasets. Figures may be limited given the coverage provided by external sources (e.g., calendar duration, geographic and product coverage). Numbers are estimates and in some cases use global volume, daily dosage and number of treatment days to facilitate calculations. Methodologies to calculate estimates may vary by product type given the nature of the product and available data. Patients taking multiple Pfizer products may be counted as multiple patients towards total. Numbers include estimated patient counts from U.S. Patient Assistance Programs, ex-U.S. access and affordability programs, product donations and Global Commercial Access Partnerships (this does not include An Accord for a Healthier World). Historical estimates may periodically be subject to revision due to restatements in the underlying data source.
iv.   CDC data through January 4, 2023.

Our COVID-19 oral treatment, PAXLOVID, has shown to be an important complementary tool to vaccination strategies for the estimated 40% of the global population at high risk for progressing to severe disease[v]. PAXLOVID has demonstrated robust efficacy, a consistent safety profile, and potential to help mitigate the burden of COVID-19 on patients and their families, health systems and society[vi]. As of March 1, 2023, we have shipped 44 million treatment courses to 63 countries around the world.

Leading the Charge for Equitable Access

During the year, we also took bold action to help ensure our breakthroughs get into the hands of those who need them.

We're living in a time when science is increasingly demonstrating the ability to take on the world's most devastating diseases. Unfortunately, there's a huge health equity gap in our world that determines which of us can access these innovations – and which of us can't. At Pfizer, we are committed to helping close this gap as quickly as possible. That's why we launched An Accord for a Healthier World. Through this groundbreaking initiative, Pfizer now offers on a not-for-profit basis the full portfolio of medicines and vaccines for which we have global rights to 45 lower-income countries – with the hope of giving the 1.2 billion people living in these countries access to hundreds of lifesaving and life-changing products that they couldn't access before.

But as we learned in the COVID-19 vaccine rollout, ensuring supply is only the first step to helping patients. For this reason, another key element of the Accord is collaborating with global health leaders to make improvements in diagnosis, education, infrastructure, innovative financing and more. I'm proud to say that the first shipments of our products arrived in Rwanda in September 2022, and we are working with them and other governments – including in Ghana, Malawi and Senegal – on future deliveries, as well as health system improvements to help make sure our products reach those in need.

Here in the U.S., I'm equally proud of the important work being done by Pfizer's Multicultural Health Equity Collective, which recently convened more than 100 health equity luminaries from across the U.S. to engage in candid conversations about the drivers and impact of systemic racism on healthcare. The dialogue highlighted creative solutions that are already starting to reduce health disparities in local communities across the country.

A Bright Future for Pfizer and for Patients

Looking ahead, Pfizer's future appears to be even brighter than our present. We're in the midst of an 18-month period during which we expect to have up to an unprecedented 19 new products or indications in the market. Fifteen of these 19 are from our internal pipeline with the remaining four coming to Pfizer via recent business development deals. These potential medicines and vaccines cut across a range of therapeutic areas and include candidates for multiple myeloma, prostate cancer, respiratory syncytial virus (RSV), flu, pneumococcal disease, migraine, ulcerative colitis and sickle cell disease – among others. This represents a tremendous opportunity to improve health outcomes for patients around the world. This is the promise of our science at work.

And, of course, we have many more potential vaccines and medicines in our pipeline, with numerous launches expected in the 2024-2030 timeframe, if successful in clinical trials and approved. Some of the most promising assets include our oral GLP-1 candidate for diabetes and obesity, potential combination vaccines for flu, COVID-19 and RSV, our potential vaccines for Lyme disease and shingles, multiple new oncology product candidates, including ARV-471 and our CDK4 inhibitor for endocrine receptor-positive breast cancer, our gene therapy candidates for hemophilia A, hemophilia B and Duchenne muscular dystrophy, and many more.

In addition, given the strength of our balance sheet and cash flows, we will continue to leverage business development opportunities to advance our business strategies and objectives. Our business development efforts remain focused on compelling external science in the form of both later-stage assets, as well as earlier medical innovations, that have the potential to be breakthroughs for patients. We will be looking primarily at therapeutic areas and platforms where we believe we have the scientific skills and acumen to add substantial value and select the most successful targets.

v.   Clark A, Jit M, Warren-Gash C, et al. Global, regional, and national estimates of the population at increased risk of severe COVID-19 due to underlying health conditions in 2020: A modelling study. The Lancet Global Health. 2020;8(8):1003-1017. doi:10.1016/s2214-109x(20)30264-3.

vi.   Pfizer Announces Additional Phase 2/3 Study Results Confirming Robust Efficacy of Novel COVID-19 Oral Antiviral Treatment Candidate in Reducing Risk of Hospitalization or Death. (2021, December 14). Pfizer. Retrieved November 1, 2022, from https://www.pfizer.com/news/press-release/press-release-detail/pfizer-announces-additional-phase-23-study-results.

In summary, 2022 was an outstanding year for our company, with our key growth drivers providing evidence of the depth and breadth of our portfolio. With the unprecedented wave of innovations expected to emerge from our scientific pipeline in the near term, potential business development activities, our increased investments in our R&D and commercial capabilities, and additional potential new products and indications coming in the second half of the decade, we believe we can build on the momentum we have created to deliver life-changing innovations to even more patients around the world.

Thank you for your continued support of our important work.



Albert Bourla

Dr. Albert Bourla
Chairman & Chief Executive Officer

Emergency Use Authorization Statement

Emergency uses of the Pfizer-BioNTech COVID-19 vaccine or the Pfizer-BioNTech COVID-19 Vaccine Bivalent (Original and Omicron BA.4/BA.5) have not been approved or licensed by FDA but have been authorized by FDA under an Emergency Use Authorization (EUA) to prevent Coronavirus Disease 2019 (COVID-19) in individuals aged 6 months and older. The emergency uses are only authorized for the duration of the declaration that circumstances exist justifying the authorization of emergency use of the medical product under Section 564(b)(1) of the FD&C Act unless the declaration is terminated or authorization revoked sooner.

PAXLOVID has not been approved, but has been authorized for emergency use by FDA under an EUA, for the treatment of adults and pediatric patients (12 years of age and older weighing at least 40 kg) with a current diagnosis of mild-to-moderate COVID-19 and who are at high risk for progression to severe COVID-19, including hospitalization or death.

The emergency uses are only authorized for the duration of the declaration that circumstances exist justifying the authorization of the emergency use of the medical product under Section 564(b)(1) of the Act, 21 U.S.C. § 360bbb-3(b)(1), unless the declaration is terminated or authorization revoked sooner. Please see the EUA Fact Sheets at www.covid19oralrx.com and www.cvdvaccine-us.com.

We encourage you to read our 2022 Annual Report on Form 10-K, which includes our audited consolidated financial statements as of and for the year ended December 31, 2022, and the sections captioned "Risk Factors" and "Forward Looking Information and Factors that May Affect Future Results," for a description of the substantial risks and uncertainties related to the forward-looking statements included herein. Expected product launches are subject to, among other risks, assumptions and uncertainties, clinical trial, regulatory and commercial success and availability of supply.

A Message from Pfizer's Lead Independent Director

Dear Shareholders:

On behalf of the Board of Directors, thank you for your investment and confidence in Pfizer. It is a privilege to serve as your Lead Independent Director and to work closely with the Chairman and my fellow Board members as we execute our fiduciary responsibilities to you, our shareholders. The Board met seven times in 2022, and for the first time since 2020, we were fortunate to meet primarily in person, giving our newer Directors their first opportunities to engage face-to-face with other Board members and senior leaders.

During the year, among many of our priorities, we worked closely with Pfizer's leaders to oversee the company's internal reorganization as it established a new commercial structure within the Global Biopharmaceuticals Business, designed to better support and optimize performance across three broad customer groups (Primary Care, Specialty Care, and Oncology), and the appointments of new leaders for those customer groups.

2022 was a remarkable year for the company on multiple fronts and a busy year for the Board. I am pleased to highlight a few oversight activities the Board undertook over the past year.

Board Oversight of Strategy and ESG

Keeping apprised of Pfizer's business performance is critically important to the Board. Accordingly, during the year, the Board and its Committees regularly discussed the company's corporate strategy with management, including significant business and organizational initiatives, capital allocation priorities, business development opportunities, and our continued response to COVID-19.

In addition, and recognition of the importance of environmental, social, and governance (ESG) topics to Pfizer and our investors, the Board kept informed of Pfizer's ESG strategy, including the company's priorities, progress, and reporting. During 2022, the Governance & Sustainability Committee, responsible for overseeing Pfizer's ESG strategy, received regular updates from management concerning our progress against our ESG priorities, including diversity, equity, and inclusion initiatives, environmental milestones, and future goals. The Committee shared these status updates regularly with the entire Board.

Board Effectiveness

Together our Board possesses the diverse skills and experiences most relevant to Pfizer's business needs and overall strategy. We are pleased with the Board's diverse composition. Each Director brings a strong and unique set of perspectives, experiences, and abilities to Pfizer, thereby creating an effective and well-functioning Board. The Board is also highly diverse, with strong representation in terms of gender and ethnicity, and remains committed to thoughtful succession planning, evidenced by the addition of five new independent Directors since 2018.

We remain committed to continuous improvement and conduct annual evaluations to assess our performance and improve overall effectiveness. This year, the Board decided to enhance its yearly self-evaluation process and conduct its 2023 Board and Committee evaluations using an external third-party provider, reflecting a best practice we observed across the market and in response to shareholder feedback.

Strong Commitment to Shareholder Engagement

In closing, we would like to thank our shareholders and other stakeholders for the time they committed to engaging in productive dialogues with Pfizer. We also are grateful for the candid feedback shared with the company – and in some cases, directly with members of the Board. The Board considers this input essential in its ongoing commitment to achieving excellence in its governance practices.

We remain committed to serving your interests in 2023 and beyond. Your vote is important. Please read the Proxy Statement and take the time to vote your shares.



Mr. Shantanu Narayen
Lead Independent Director

Notice of 2023 Annual Meeting and Proxy Statement

Voting Your Shares. For information regarding how to vote your shares by telephone, by internet, by mail or at the virtual Annual Meeting, see "*Annual Meeting Information – Voting*" later in this Proxy Statement.

Items of Business

1. To elect 12 members of the Board of Directors, each until our next Annual Meeting and until his or her successor has been duly elected and qualified.

2. To ratify the selection of KPMG LLP as our independent registered public accounting firm for 2023.

3. To conduct an advisory vote to approve our executive compensation.

4. To conduct an advisory vote on the frequency of future advisory votes on executive compensation.

5. To consider five shareholder proposals, if properly presented at the Annual Meeting.

6. To transact any other business that properly comes before the Annual Meeting or any adjournment or postponement of the Meeting.

Materials To Review

This booklet contains our Notice of 2023 Annual Meeting and Proxy Statement. Our 2022 Annual Report on Form 10-K is included as Appendix A and is followed by certain Corporate and Shareholder Information. None of Appendix A or the Corporate and Shareholder Information on the back inside cover are a part of our proxy solicitation materials.

This Notice of 2023 Annual Meeting and Proxy Statement and a proxy card or voting instruction form are being mailed or made available to shareholders starting on or about March 16, 2023.

[signature]

Margaret M. Madden
Senior Vice President and Corporate Secretary, Chief Governance Counsel
March 16, 2023



MEETING TIME AND DATE

9:00 a.m., Eastern Daylight Time (EDT), on Thursday, April 27, 2023



VIRTUAL MEETING ONLY

The 2023 Annual Meeting will be held in a virtual meeting format only. To access the virtual Annual Meeting, please visit www.meetnow.global/MAGVNLW. We designed the format of the virtual Annual Meeting to ensure that our shareholders who attend the virtual Annual Meeting will be afforded comparable rights and opportunities to participate as they would at an in-person meeting.



RECORD DATE

March 1, 2023

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on April 27, 2023.

This Notice of 2023 Annual Meeting and Proxy Statement and the 2022 Annual Report on Form 10-K are available on our website at https://investors.pfizer.com/Investors/Financials/Annual-Reports/default.aspx. Except as stated otherwise, information on our website is not considered part of this Proxy Statement.

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Our Business and Strategy

Pfizer Inc. is a research-based, global biopharmaceutical company. We apply science and our global resources to bring therapies to people that extend and significantly improve their lives through the discovery, development, manufacture, marketing, sale and distribution of biopharmaceutical products worldwide. We work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. We collaborate with healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world.

Our 2022 Performance Overview

2022 was a record-breaking year for Pfizer, both from a financial perspective and as a force for good in the world. We continued to supply our vaccines and medicines to help address the COVID-19 pandemic while executing on our strategic priorities, accelerating our pipeline and fortifying our future potential for long-term growth.

As COVID-19 remains a global health threat, Comirnaty and Paxlovid remain critical tools for helping patients and societies avoid the worst impacts of the virus. Since the beginning of the pandemic we delivered nearly 4.4 billion vaccine doses globally, as of January 1, 2023 and, in 2022, shipped more than 39 million treatment courses of Paxlovid to 60 countries around the world.[1] In addition, we entered into an agreement to supply, at a not-for-profit price, up to six million Paxlovid treatment courses to the Global Fund for low- and lower-middle-income countries. We also introduced a new bivalent COVID-19 vaccine to help address the rise of new variants while working to develop potential next generation COVID-19 medicines and vaccines.

We set new records with our financial performance and made significant progress in advancing our research and development (R&D) pipeline. In 2022, we invested record sums for Pfizer into R&D, expressing confidence in our industry-leading end-to-end cycle times[2], that resulted in advancing multiple scientific programs. We filed regulatory submissions seeking approval for new medicines and vaccines to help prevent respiratory syncytial virus (RSV), pneumococcal pneumonia and meningococcal disease, and to help treat alopecia areata and ulcerative colitis, several of which are expected to potentially deliver more than $1 billion in annual peak revenue, if approved.

Our pipeline and portfolio were enhanced through the completion of certain significant business development transactions, including the acquisitions of Biohaven Pharmaceutical Holding Company, Ltd., Global Blood Therapeutics, Inc. and ReViral Ltd. – we invested approximately $26 billion of capital into completed business development transactions in 2022. We also established a new commercial structure within our Global Biopharmaceuticals Business, which is designed to better support and optimize performance across three broad customer groups (Primary Care, Specialty Care and Oncology).

In addition, we continued to focus on our Environmental, Social and Governance (ESG) goals. We helped address broader issues impacting global health, including climate change and equitable access. In addition to further accelerating our plans to decarbonize, we launched An Accord for a Healthier World, a breakthrough initiative designed to help close the health equity gap for 1.2 billion people living in 45 lower-income countries. Pfizer is committed to working towards equitable and affordable access to our medicines and vaccines for people around the world.

As a science-driven global biopharmaceutical company, we remain focused on advancing our pipeline, supporting our marketed brands and deploying capital responsibly, with a focus on initiatives that can help contribute to our long-term revenue and future growth.

We are proud of the positive impact we are having on human lives around the world. Our ability to fulfill our purpose, *Breakthroughs that change patients' lives*, remains a core focus and underscores our commitment to addressing the needs of society to help sustain long-term value creation for all stakeholders.

(1) This figure includes treatment courses distributed to customers, as well as those stored and ready for distribution.

(2) First in Human (FIH) to approval median phase cycle times are based on 3-year rolling cohort for Phase 1 and 5-year rolling cohort for Phase 2 to Registration. The analysis is at the new molecular entity (NME) level. Industry-leading is defined as Top Quartile amongst peer group companies.

ADVANCING OUR R&D PIPELINE

As of January 31, 2023, we had the following number of projects in various stages of R&D:

Discovery Projects



Phase 1 →	Phase 2 →	Phase 3 →	Registration →	Total
34	**37**	**23**	**16**	**110**
Experimental products tested for first time in human clinical trials	Trials focused on product's effectiveness, ideal dosage and delivery method	Test results of earlier trials on larger populations in randomized trials to analyze risks and benefits	Applications filed with appropriate regulatory authorities when trials results warrant	

By the end of 2022, Pfizer achieved an end-to-end success rate of 18 percent – from FIH to approval at a new molecular entity (NME) level – which is nearly 10 times our 2010 performance. This improved success rate can be largely attributed to a years-long narrowing of therapeutic focus areas to where we believe we are equipped to make the biggest impact on patients' lives.

Clinical Trial Success Rates* (NMEs only)	Phase 1 (3-year avg.)	Phase 2 (5-year avg.)	Phase 3/Registration (5-year avg.)	End-to-End Success Rate
Pfizer[1] (through 2022)	40%	56%	83%	18%
Industry[2] (through 2021)	42%	37%	75%	12%

* The analysis includes only studies involving NMEs.

(1) Success rates for Phase 1 are based on a 3-year rolling average (2020-2022); rates for Phase 2 and Phase 3/Registration represent a 5-year rolling average (2018-2022).

(2) Success rates are based on a 5-year rolling average for Phase 2 and Phase 3 studies, and a 3-year rolling average for Phase 1 studies, with the cut-off for the analysis ending on fiscal year-end 2021, which is the most recent information available. The "industry" in this analysis was based on the Pharmaceutical Benchmarking Forum's participant companies: AbbVie Inc.; Astellas Pharma, Inc; Bayer AG; Bristol-Myers Squibb Company; Eli Lilly and Company; Gilead Sciences, Inc.; Johnson & Johnson; Merck & Co., Inc., Novartis AG; Pfizer; Roche Holding AG and Sanofi SA.

OUR TOTAL SHAREHOLDER RETURN (TSR)

Quarterly Dividends	One-year TSR	Three-year TSR	Five-year TSR	Capital Returned to Shareholders (cash dividends and share repurchases)
3%↑	**(10.4)%↓**	**54.2%↑**	**79.1%↑**	**$11.0B**
Compared to 2021	Year-End 2022	Year-End 2022	Year-End 2022	in 2022

THE BOARD'S OVERSIGHT OF STRATEGY

The Board and its Committees oversee our corporate strategy, including significant business and organizational initiatives and capital allocation priorities, potential value-enhancing business development opportunities intended to support our strategy, and our continued response to COVID-19. The Board engages in robust discussions regarding our corporate strategy at every meeting and, at least annually, receives a formal update on the company's short- and long-term objectives, including the company's operating plan, long-term corporate strategic plan, and competitive landscape. In addition, the Board's Committees oversee the aspects of our strategy associated with their respective areas of responsibility.

CONNECTING OUR PURPOSE, STRATEGY AND ESG

Advancing our ESG performance is an interconnected effort requiring cross-company alignment and collaboration. ESG best practice is often recognized as aligning and embedding robust ESG management into our strategy – so that the company and its priority ESG workstreams move together, leading to opportunities of mutual reinforcement and impact.

We have continuously refined our ESG strategy in alignment with our purpose and corporate strategy. Building on our efforts – which include our acquisition of Global Blood Therapeutics, Inc. to help underserved patient communities, such as those with sickle cell disease, as well as expanded access programming through An Accord for a Healthier World – we more purposefully integrated ESG into our ways of working in 2022, including strategic decisions, business operations, and governance, to create greater ownership of impact at all levels. In 2023, we aim to further integrate ESG into our corporate strategy, reinforcing our commitment to being a purpose-driven organization. By embedding ESG into our strategy, we can make it the common denominator that underpins how we fulfill our commitments to our stakeholders. Please view our 2022 Annual Review and 2022 ESG Report at www.pfizer.com/annual. Our Annual Review and ESG Report are not a part of our proxy solicitation materials.

The Board's Oversight of ESG Matters

Pfizer's Board is fully engaged and supports Pfizer's ESG program. The Governance & Sustainability Committee is primarily responsible for oversight of our ESG strategy, reporting, policies and practices. At nearly every regular Committee meeting, the Governance & Sustainability Committee receives updates from management on Pfizer's progress as measured against the company's ESG strategy, metrics and targets, and future initiatives to further enhance ESG performance.

The Board Committees oversee specific elements of our ESG program associated with their respective areas of responsibility:

Board Oversight			
Governance & Sustainability	**Compensation**	**Audit**	**Regulatory & Compliance**
• ESG strategy, reporting, policies and practices • Human capital management, including culture, diversity, equity and inclusion, pay equity and talent management • Political and lobbying activities • Climate change program • Reputational risk factors • Board diversity	• Executive compensation program (which includes a short-term incentive program that incorporates an ESG Scorecard), including approving compensation of our executive officers • Human capital management, which may include executive diversity, pay equity, inclusion, recruiting, retention, career development and succession planning (in collaboration with the Governance & Sustainability Committee)	• Enterprise Risk Management (ERM) program; reviews and receives briefings on priority issues that fall under ERM and ESG • Company culture (compliance related concerns, workplace behavior, harassment and retaliation)	• Compliance program • Ethics and integrity • Product quality and safety • Quality and compliance governance framework and risk management • Healthcare-related regulatory and compliance risks in connection with the development, manufacture and marketing of products and risk mitigation efforts

Culture and Diversity, Equity and Inclusion (DEI)

The Board also recognizes the critical importance and value of Pfizer's colleagues and the need to build and sustain a culture where colleagues of diverse backgrounds, abilities and experiences contribute their unique viewpoints and perspectives to all aspects of the business. Management establishes and reinforces the company's culture, which the Board and its Committees oversee. Pfizer's commitment to DEI is a choice we make, both mindfully and actively. We support our Equity value by listening, learning, and adapting to better support our colleagues and the communities where we live and serve. We believe that every person deserves to be seen, heard and cared for, which happens when we are inclusive and act with integrity. Our leaders set the tone for the company, embracing accountability and transparency, promoting an inclusive culture and supporting a speak-up culture in which colleagues are encouraged to share views and raise concerns without fear of retaliation. Pfizer's 2022 ESG Report, which is informed by several globally recognized frameworks including the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB), and Task Force on Climate-Related Financial Disclosure (TCFD), includes further details on our DEI goals and progress. In addition, our consolidated EEO-1 Reports are available on our website. Please see https://www.pfizer.com/about/responsibility/diversity-and-inclusion. These documents are not a part of our proxy solicitation materials.

Item 1
Election of Directors

All twelve members of our Board are standing for re-election. In an uncontested Director election, the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. Our Corporate Governance Principles contain detailed procedures to be followed in the event that one or more Directors do not receive a majority of the votes cast "for" his or her election at the Annual Meeting. Each nominee elected as a Director will continue in office until our next Annual Meeting and until his or her successor has been duly elected and qualified, or until a Director's earlier death, resignation, removal or retirement. While we expect each nominee to be able to serve if elected, if any nominee is not able to serve, the persons appointed by the Board and named as proxies in the proxy materials or, if applicable, their substitutes (the Proxy Committee), may vote their proxies for substitute nominees, unless the Board chooses to reduce the number of Directors.

Criteria for Board Membership

GENERAL CRITERIA

- Proven integrity and independence, with a record of substantial achievement in an area of relevance to Pfizer

- Ability and sufficient time, energy and attention to make a meaningful contribution to the Board's advising, counseling and oversight roles

- Prior or current leadership experience with major complex organizations, including within the scientific, government service, educational, finance, marketing, technology or not-for-profit sectors, with some members of the Board being widely recognized as leaders in the fields of medicine or biological sciences

- Commitment to enhancing Pfizer's long-term growth

- Broad experience, diverse perspectives, and the ability to exercise sound judgment, and a judicious and critical temperament that will enable objective appraisal of management's plans and programs

- Diversity with respect to gender, age, race, ethnicity, background, professional experience and perspectives

The Board and each Committee conduct annual evaluations to help ensure that each of its members individually, and the Board as a whole, continue to meet the criteria for Board membership. Based on these activities and their review of the current composition of the Board, the Governance & Sustainability Committee and the Board determined that the criteria for Board membership have been satisfied.

Selection of Candidates

DIRECTOR SKILLS CONSIDERATIONS AND COMMITMENT TO DIVERSITY

In recruiting and selecting Director candidates, the Governance & Sustainability Committee considers the size of the Board and those skills outlined in our skills matrix. This matrix guides the Committee in determining whether a particular Board member or candidate possesses one or more of the requisite skills, as well as whether those skills and/or other attributes qualify him or her for service on a particular committee. The Committee also considers a range of additional factors, including other positions the Director or candidate holds; other boards on which he or she serves; the results of the Board and Committee evaluations; each Director's and candidate's projected retirement date; each Director's and candidate's demonstrated ability and sufficient time, energy and attention to make a meaningful contribution; their independence; and the company's current and future business needs.

Pursuant to its charter, the Governance & Sustainability Committee of the Board is responsible for considering a diverse pool of candidates to fill positions on the Board; however, the company does not have a formal policy on Board diversity. Pfizer's Corporate Governance Principles provide that Directors should be selected so that the Board maintains its diverse composition, with diversity reflecting gender, age, race, ethnicity, background, professional experience and perspectives.

PROCESS FOR SELECTING DIRECTOR NOMINEES

Consistent with the objective of maintaining the Board's diverse composition, during 2022, the Governance & Sustainability Committee conducted a needs assessment, identified and reviewed Director candidates and followed the robust process below to review potential nominees. The Board did not elect any new Directors during 2022.

1 Needs Assessment	2 Candidate Identification	3 Screening	4 Nomination and Onboarding
Define skills & diversity criteria based on: • Gaps to fill due to Board turnover/ succession planning • Current and future business needs • Results of Board evaluation • Management team priorities.	Identify candidates through: • Board member recommendations • Executive Leadership Team (ELT) recommendations • Search agencies and recruiters • Shareholders • Other sources.	Review of qualifications: • Skills matrix • Integrity and independence requirements • Past experience and perspectives • Other positions the candidate holds or has held • Diversity. Committee members and, as appropriate, other Board members and management interview most qualified candidates.	Select Director nominees best suited to serve the interests of the company and its shareholders. Following election, all new independent Directors undergo a comprehensive onboarding process, which includes: • meetings with members of the ELT and other senior leaders; and • an in-depth review of a broad set of materials that provide information on the company and Board-related matters.

Director Independence

Our Board of Directors has adopted Director Qualification Standards (Standards) to evaluate and determine Director independence. Our Standards meet, and in some respects exceed, the independence requirements of the New York Stock Exchange (NYSE). To qualify as independent under our Standards, a non-employee Director must have no material relationship with Pfizer other than as a Director. The Standards include additional strict guidelines for Directors and their immediate families and can be found on our website at https://investors.pfizer.com/Investors/Corporate-Governance/The-Pfizer-Board-Policies/default.aspx.

Under our Standards, certain relationships and transactions are not considered to be material transactions that would impair a Director's independence, including the following:

- the Director is an employee, or an immediate family member of the Director is an executive officer, of another company that does business with Pfizer, and our annual sales to, or purchases from, the other company in each of the last three fiscal years amounted to less than 1% of the annual revenues of the other company;
- the Director, or an immediate family member of the Director, is an executive officer of another company, and our indebtedness to the other company or its indebtedness to Pfizer amounts to less than 1% of the total consolidated assets of the other company; and
- contributions to not-for-profit entities in which a Director, or a Director's spouse, serves as an executive officer, which amount to less than 2% of that organization's latest publicly available total revenues (or $1 million, whichever is greater).

Drs. Desmond-Hellmann, Hobbs, Hockfield and Littman, and Mr. Echevarria, are employed at medical, scientific or academic institutions with which Pfizer engages in ordinary-course business transactions. Mr. Narayen is the chief executive officer of Adobe Inc., a company with which Pfizer engages in ordinary-course business transactions. Dr. Gottlieb is a Resident Fellow of the American Enterprise Institute (AEI). In 2022, Pfizer made a payment to AEI related to a corporate sponsorship. We reviewed our transactions with and payments to each of these entities and found that these transactions/payments were made in the ordinary-course of business and were below the levels set forth in our Standards.

Independence Assessment. Together with Pfizer's legal counsel, the Governance & Sustainability Committee reviewed the applicable legal and NYSE standards for Board and Committee member independence, as well as our Standards. A summary of the answers to annual questionnaires completed by each of the Directors and a report of transactions with Director-affiliated entities were also made available to the Committee. On the basis of these reviews, the Committee delivered a report to the full Board of Directors, and the Board made its independence determinations based upon the Committee's report and the supporting information.

The Board has determined that all of our current Directors (other than Dr. Albert Bourla) are independent of the company and its management and meet Pfizer's criteria for independence. The independent Directors are Drs. Susan Desmond-Hellmann, Scott Gottlieb, Helen H. Hobbs, Susan Hockfield and Dan R. Littman; Ms. Suzanne Nora Johnson; and Messrs. Ronald E. Blaylock, Joseph J. Echevarria, Shantanu Narayen, James Quincey and James C. Smith.

Our 2023 Director Nominees

The Governance & Sustainability Committee and the Board believe that each nominee for Director brings a strong and unique set of perspectives, experiences and skills to Pfizer that creates an effective and well-functioning Board.

Name	Age	Independent	Director Since	Audit	Compensation	Governance & Sustainability	Regulatory and Compliance	Science and Technology	Other Public Boards
Ronald E. Blaylock	63	✓	2017	●	●				2
Albert Bourla, DVM, Ph.D. Chairman and CEO	61		2018						–
Susan Desmond-Hellmann, M.D., M.P.H.	65	✓	2020			●		●	–
Joseph J. Echevarria*	65	✓	2015	●		Chair			3*
Scott Gottlieb, M.D.	50	✓	2019				Chair	●	1
Helen H. Hobbs, M.D.	70	✓	2011			●	●	Chair	–
Susan Hockfield, Ph.D.	72	✓	2020				●	●	–
Dan R. Littman, M.D., Ph.D.	70	✓	2018			●	●	●	–
Shantanu Narayen Lead Independent Director	59	✓	2013						1
Suzanne Nora Johnson	65	✓	2007	Chair			●		1
James Quincey	58	✓	2020		●				1
James C. Smith	63	✓	2014	●	Chair				–

* Mr. Echevarria has informed Pfizer that he will not be standing for re-election at the Xerox Holdings Corporation's Annual Meeting of Shareholders to be held on May 25, 2023.

DIRECTOR KEY SKILLS, EXPERIENCE AND DIVERSITY

	Blaylock	Bourla	Desmond-Hellmann	Echevarria	Gottlieb	Hobbs	Hockfield	Littman	Narayen	Nora Johnson	Quincey	Smith
Diversity Attributes												
Gender Expression	Male	Male	Female	Male	Male	Female	Female	Male	Male	Female	Male	Male
Race/Ethnicity	Black	White	White	Latino	White	White	White	White	Asian	White	White	White

GENDER DIVERSITY



33%
Women

4

8

■ Women ■ Men

ETHNIC DIVERSITY



25%
Ethnically Diverse

3

9

■ Diverse ■ Non-Diverse

BOARD TENURE



7 yrs.
Avg. Tenure

2

6

4

■ 0-5 years ■ 6-10 years ■ 10+ years

Business Leadership & Operations 	9
International Business 	6
Medicine & Science 	6
Healthcare & Pharma 	6
Finance & Accounting 	6
Risk Management 	4
Academia 	4
Human Capital Management 	4
Government & Public Policy 	3
Technology 	3

 Your Board of Directors recommends a vote **"FOR"** the election of each of these nominees as Director.

Director Nominees



Age: 63

Director Since: 2017

Board Committees:
Audit and Compensation

Key Skills:
- Business Leadership & Operations
- Finance & Accounting
- Risk Management

Other Current Public Boards: CarMax, Inc. and W.R. Berkley Corporation

Ronald E. Blaylock

KEY SKILLS & EXPERIENCE

Business Leadership & Operations/Risk Management:
Mr. Blaylock's extensive experience in private equity and investment banking brings business leadership, financial expertise and risk management skills to the Board. In addition, Mr. Blaylock's service on the compensation committees of other public companies enables him to bring valuable insights to Pfizer's Board and Compensation Committee.

Finance & Accounting:
Mr. Blaylock's significant financial background, including as the founder and managing partner of GenNx360 Capital Partners and the founder of Blaylock & Company, brings substantial financial expertise and a unique perspective to the Board on issues of importance relating to finance.

BACKGROUND
Founder, Managing Partner of GenNx360 Capital Partners, a private equity firm focused on investing in industrial and business services companies in the U.S. middle market since 2006. Prior to launching GenNx360 Capital Partners, Mr. Blaylock founded and managed Blaylock & Company, an investment banking firm. He also held senior management positions at UBS, PaineWebber Group and Citicorp.

Director of CarMax, Inc. and W.R. Berkley Corporation, an insurance holding company. Former Director of Advantage Solutions Inc. (from 2019 to 2022) and Urban One, Inc. (from 2002 until 2019). Member of the Board of Trustees of Carnegie Hall. Member of the Board of Overseers of New York University Stern School of Business. Board Member of the Mental Health Coalition.



Chairman and CEO

Age: 61

Director Since: 2018

Key Skills:
- Business Leadership & Operations
- Healthcare & Pharma
- International Business
- Medicine & Science
- Human Capital Management

Other Current Public Boards: None

Albert Bourla, DVM, Ph.D.

KEY SKILLS & EXPERIENCE

Business Leadership & Operations/Human Capital Management/International Business/Healthcare & Pharma:
Dr. Bourla has over 25 years of leadership experience and a demonstrated track record for delivering strong business results. Dr. Bourla has deep knowledge of the global healthcare industry as he has held a number of senior global positions across a range of businesses in five different countries (including eight different cities) over the course of his career, which enables him to provide important insights and perspectives to our Board on the company's commercial, strategic, manufacturing and global product development functions. As Chairman and CEO, Dr. Bourla provides an essential link between management and the Board regarding management's business perspectives. In addition, his experience on the Board of Pharmaceutical Research and Manufacturers of America (PhRMA) enables him to bring a broad perspective on issues facing our industry.

Medicine & Science:
Dr. Bourla brings expertise in medicine and science to the Board through his distinguished career at Pfizer. Since joining Pfizer in 1993, Dr. Bourla has served in various leadership positions with increasing responsibility within Pfizer's former Animal Health and global commercial organizations. In addition, he is a Doctor of Veterinary Medicine and holds a Ph.D. in the Biotechnology of Reproduction from the Veterinary School of Aristotle University.

BACKGROUND
Chairman of the Board of Pfizer since January 2020; Chief Executive Officer of Pfizer since January 2019; Chief Operating Officer of Pfizer from January 2018 until December 2018; Group President, Pfizer Innovative Health from June 2016 until December 2017; Group President, Global Innovative Pharma Business of Pfizer from February 2016 until June 2016 (responsible for Vaccines, Oncology and Consumer Healthcare since 2014). President and General Manager of Established Products Business Unit of Pfizer from 2010 until 2013.

Board member of PhRMA and of The Pfizer Foundation, which promotes access to quality healthcare. Co-Chair of the Board of Directors of the Partnership for New York City and Member of the Board of Catalyst.



Age: 65

Director Since: 2020

Board Committees:
Governance & Sustainability and Science and Technology

Key Skills
- Business Leadership & Operations
- Healthcare & Pharma
- Medicine & Science
- Academia
- Technology

Other Current Public Boards: None

Susan Desmond-Hellmann, M.D., M.P.H.

KEY SKILLS & EXPERIENCE

Business Leadership & Operations:
Dr. Desmond-Hellmann brings strong leadership, expertise in business operations and global perspectives to the Board through her experiences as former Chief Executive Officer of the Bill & Melinda Gates Foundation, where she oversaw the creation of the Gates Medical Research Institute (GMRI), as former President of Product Development at Genentech and as Chancellor of the University of California, San Francisco (UCSF).

Medicine & Science/Healthcare & Pharma/Academia:
Dr. Desmond-Hellmann's background reflects significant achievements in medicine, healthcare and academia. She brings expertise in medicine and science from her leadership roles in product development and clinical cancer research. Through her experiences at a biotechnology company and at a pharmaceutical institute, she brings healthcare and pharma industry expertise. In addition, she has significant achievements in academia through her service as a distinguished professor at UCSF. Pfizer and the Board benefit from her depth of experience and expertise in medicine, healthcare and academia.

Technology:
Dr. Desmond-Hellmann brings an expertise in technology and innovation from her previous experiences at Genentech and as a director on other public company boards, including Facebook Inc. (now Meta).

BACKGROUND

Board Member of National Resilience, Inc. and Stand Up To Cancer. Senior Advisor at GMRI from 2020 until 2021. Served as the Chief Executive Officer of the Bill & Melinda Gates Foundation, a private foundation committed to enhancing global healthcare, reducing extreme poverty and expanding educational opportunities, from 2014 until her retirement in 2020. Prior to joining the Bill & Melinda Gates Foundation, she served as the first female, and ninth overall, Chancellor of UCSF from 2009 to 2014. Dr. Desmond-Hellmann remains an Adjunct Professor at UCSF. Member of the President's Council of Advisors on Science and Technology. From 1995 through 2009, Dr. Desmond-Hellmann was employed at Genentech where she served as President of Product Development from 2005 to 2009, overseeing pre-clinical and clinical development, business development and product portfolio management. Prior to joining Genentech, she was Associate Director, Clinical Cancer Research at Bristol-Myers Squibb Pharmaceutical Research Institute. Director of Facebook Inc. from 2013 to 2019. Director of Procter & Gamble from 2010 to 2017.



Age: 65

Director Since: 2015

Board Committees: Audit and Governance & Sustainability (Chair)

Key Skills:
- Business Leadership & Operations
- Finance & Accounting
- International Business
- Risk Management
- Government & Public Policy

Other Current Public Boards: The Bank of New York Mellon Corporation, Unum Group and Xerox Holdings Corporation*

Joseph J. Echevarria

KEY SKILLS & EXPERIENCE

Business Leadership & Operations/International Business/Risk Management:
Mr. Echevarria's 36-year career at Deloitte brings financial expertise and international business, leadership and operational and risk management skills to the Board.

Finance & Accounting:
Mr. Echevarria's financial acumen, including his significant audit experience, expertise in accounting issues and service on the audit committees of other public companies, is an asset to Pfizer's Board and Audit Committee.

Government & Public Policy:
Pfizer also benefits from Mr. Echevarria's breadth and diversity of experience, which includes his former public service on the President's Export Council.

BACKGROUND

Served as the CEO of Deloitte LLP, a global provider of professional services, from 2011 until his retirement in 2014. During his 36-year tenure with Deloitte, served in various leadership roles, including Deputy Managing Partner, Southeast Region, Audit Managing Partner and U.S. Managing Partner and Chief Operating Officer.

Since 2022, Mr. Echevarria has served as CEO of the University of Miami (UM), and served as Trustee of UM since 2011. Serves as Chair Emeritus of former President Obama's My Brother's Keeper Alliance and as an advisor to the Obama Foundation. Chairman of the Board of The Bank of New York Mellon Corporation. Director of Unum Group, a provider of financial protection benefits, and Director of Xerox Holdings Corporation*. Former Member of the President's Export Council and former member of the Presidential Commission on Election Administration.

* Mr. Echevarria has informed Pfizer that he will not be standing for re-election at the Xerox Holdings Corporation's Annual Meeting of Shareholders to be held on May 25, 2023.



Age: 50

Director Since: 2019

Board Committees:
Regulatory and Compliance (Chair) and Science and Technology

Key Skills:
- Healthcare & Pharma
- Medicine & Science
- Government & Public Policy

Other Current Public Boards: Illumina, Inc.

Scott Gottlieb, M.D.

KEY SKILLS & EXPERIENCE

Government & Public Policy/Medicine & Science/Healthcare & Pharma:

Dr. Gottlieb brings significant expertise in health care, public policy and the biopharmaceutical industry to Pfizer's Board and the Regulatory and Compliance and Science and Technology Committees. Through his work as a physician and his tenure at the U.S. Food and Drug Administration (FDA), Dr. Gottlieb has demonstrated an understanding of patient needs, the public policy environment and the rapidly changing dynamics of biopharmaceutical research and development.

BACKGROUND

Partner, New Enterprise Associates, Inc.'s Healthcare Investment Team and Resident Fellow of the American Enterprise Institute since 2019. Served as the 23rd Commissioner of the FDA from 2017 to 2019. Prior to serving as Commissioner of the FDA, Dr. Gottlieb held several roles in the public and private sectors, including serving as a Venture Partner to New Enterprise Associates, Inc. from 2007 to 2017.

Director of Illumina, Inc. Director of Aetion, Inc. a private healthcare data technology company, and Tempus, a private technology company. Board Member of National Resilience, Inc. Scientific Advisory Board Member of CellCarta. Member of the National Academy of Medicine and a contributor to the financial news network CNBC.



Age: 70

Director Since: 2011

Board Committees:
Governance & Sustainability, Regulatory and Compliance, and Science and Technology (Chair)

Key Skills:
- Healthcare & Pharma
- Medicine & Science
- Academia

Other Current Public Boards: None

Helen H. Hobbs, M.D.

KEY SKILLS & EXPERIENCE

Academia/Medicine & Science/Healthcare & Pharma:

Dr. Hobbs' background reflects significant achievements in academia and medicine. She has served as a faculty member at the University of Texas Southwestern Medical Center for more than 30 years and is a leading geneticist in liver and heart disease, areas in which Pfizer has significant investments and experience. Pfizer benefits from her experience, expertise, achievements and recognition in both medicine and science.

BACKGROUND

Investigator, Howard Hughes Medical Institute since 2002, Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center. Board Member of Atavistik Bio. Scientific Advisor of the Column Group and Colossal Biosciences. Member of the American Society for Clinical Investigation and the Association of American Physicians. Elected to the National Academy of Medicine in 2004, the American Academy of Arts and Sciences in 2006, and the National Academy of Sciences in 2007. In 2012, received the inaugural International Society of Atherosclerosis Prize. Received the Pearl Meister Greengard Award (2015) and the Breakthrough Prize in Life Sciences (2015); the Passano Award (2016); the Harrington Prize for Innovation in Medicine (2018); the Lefoulon-Delalande Grand Prize in Science (2018); the Gerald D. Aurbach Award for Outstanding Translational Research (2019); and the Anitschkow Prize (2019).



Age: 72

Director Since: 2020

Board Committees:
Regulatory and Compliance and Science and Technology

Key Skills:
- Business Leadership & Operations
- Medicine & Science
- Academia
- Government & Public Policy

Other Current Public Boards: None

Susan Hockfield, Ph.D.

KEY SKILLS & EXPERIENCE

Academia/Business Leadership & Operations/Medicine & Science:
Dr. Hockfield has strong leadership skills, having served as the first woman and first life scientist President of the Massachusetts Institute of Technology (MIT) from 2004 to 2012 and as Dean of the Graduate School of Arts and Sciences from 1998 to 2002 and Provost from 2003 to 2004 at Yale University. Her background also reflects significant achievements in academia and science as she has served as a professor of Neuroscience at the Yale University School of Medicine (1985-2004) and MIT (2004-present). Pfizer benefits from her experience, expertise, achievements and recognition in both medicine and science.

Government & Public Policy:
Pfizer also benefits from Dr. Hockfield's breadth and depth of experience in the public policy space, which includes her public service as Science Envoy with the U.S. Department of State, co-chair of the Advanced Manufacturing Partnership, as a member of a Congressional Commission evaluating the Department of Energy laboratories, and as President and Chair of the American Association for the Advancement of Science.

BACKGROUND

Professor of Neuroscience and President Emerita at MIT. Served as MIT's sixteenth president from 2004 to 2012. Member, Koch Institute for Integrative Cancer Research at MIT. Prior to joining MIT, she was the William Edward Gilbert Professor of Neurobiology, Dean of the Graduate School of Arts and Sciences from 1998 to 2002 and Provost from 2003 to 2004 at Yale University. Board Member of Repertoire Immune Medicines, Cajal Neuroscience and Break Through Cancer.

Served as Science Envoy with the U.S. Department of State and as a member of a Congressional Commission evaluating the Department of Energy laboratories. Founding co-chair of the Advanced Manufacturing Partnership. Fellow of the American Association for the Advancement of Science. Member of the American Academy of Arts and Sciences and the Society for Neuroscience.

Recipient of the Charles L. Branch BrainHealth Award, Charles Judson Herrick Award from the American Association of Anatomists, the Wilbur Lucius Cross Award from Yale University, the Meliora Citation from the University of Rochester, the Golden Plate Award from the Academy of Achievement, the Amelia Earhart Award from the Women's Union, the Edison Achievement Award, the Pinnacle Award for Lifetime Achievement from the Greater Boston Chamber of Commerce and the Geoffrey Beene Builders of Science Award from Research!America. She previously served as a Director of General Electric Company from 2006 until 2018 and of Qualcomm Incorporated from 2012 until 2016.



Age: 70

Director Since: 2018

Board Committees:
Governance & Sustainability, Regulatory and Compliance and Science and Technology

Key Skills:
- Healthcare & Pharma
- Medicine & Science
- Academia

Other Current Public Boards: None

Dan R. Littman, M.D., Ph.D.

KEY SKILLS & EXPERIENCE

Medicine & Science/Healthcare & Pharma/Academia:
Dr. Littman's background reflects significant achievements in medicine, healthcare and academia. He has served as a faculty member at the NYU Langone Medical Center for more than 25 years and is a renowned immunologist and molecular biologist. Pfizer benefits from his experience, expertise, achievements and recognition in both medicine and science. In addition, his experiences as a member of the National Academy of the Sciences and the National Academy of Medicine enable him to bring a broad perspective of the scientific and medical community to the Board.

BACKGROUND

Helen L. and Martin S. Kimmel Professor of Molecular Immunology, Department of Pathology at NYU Grossman School of Medicine. Professor, Department of Microbiology at NYU Grossman School of Medicine since 1995 and Investigator, Howard Hughes Medical Institute, since 1987. Professor of Microbiology and Immunology at the University of California, San Francisco from 1985 to 1995. Member of the National Academy of the Sciences and the National Academy of Medicine. Fellow of the American Academy of Arts and Sciences and the American Academy of Microbiology. Founding Scientific Advisory Board Member of Vedanta Biosciences and Scientific co-founder and Advisory Board Member of Immunai, Inc. Member of Scientific Advisory Boards at the Cancer Research Institute, the Broad Institute, IMIDomics, Scleroderma Research Foundation, Whitehead Institute of MIT Board of Advising Scientists and the Ragon Institute of MGH, MIT and Harvard. Member of the Scientific Steering Committee of Parker Institute of Cancer Immunotherapy. Awarded the New York City Mayor's Award for Excellence in Science and Technology (2004), the Ross Prize in Molecular Medicine (2013) and the Vilcek Prize in Biomedical Science (2016).



Age: 59

Lead Independent Director

Director Since: 2013

Key Skills:
- Business Leadership & Operations
- Finance & Accounting
- International Business
- Human Capital Management
- Risk Management
- Technology

Other Current Public Boards: Adobe Inc.

Shantanu Narayen

KEY SKILLS & EXPERIENCE

Business Leadership & Operations/International Business/Finance & Accounting/Human Capital Management:

Mr. Narayen's experience as Chairman and CEO of Adobe Inc. (Adobe) brings strong leadership and human capital management skills to the Board, and his past roles in worldwide product development provide valuable global operations experience. He also serves as a member and Vice Chairman of US-India Strategic Partnership Forum. Through his experiences as a director on another public board, he provides a broad perspective on issues facing public companies and governance matters.

Technology/Risk Management:

Pfizer benefits from Mr. Narayen's extensive knowledge in technology, product innovation and leadership in the digital marketing category through his experience in the technology industry. In addition, his deep knowledge and understanding of business risks through his leadership at a global technology company provide further insight and perspective to the Board.

BACKGROUND

Chairman since 2017 and Chief Executive Officer since 2007 of Adobe, one of the largest and most diversified software companies in the world. President of Adobe until December 2021. Prior to his appointment as CEO, he held various leadership roles at Adobe, including President and Chief Operating Officer, Executive Vice President of Worldwide Products, and Senior Vice President of Worldwide Product Development.

Vice Chairman of US-India Strategic Partnership Forum. Consistently named one of the world's best CEOs by Barron's magazine and, in 2020, ranked as a Fortune "Businessperson of the Year."



Age: 65

Director Since: 2007

Board Committees:
Audit (Chair) and Regulatory and Compliance

Key Skills:
- Business Leadership & Operations
- Finance & Accounting
- Healthcare & Pharma
- International Business
- Risk Management

Other Current Public Boards: Intuit Inc.

Suzanne Nora Johnson

KEY SKILLS & EXPERIENCE

Business Leadership & Operations/Risk Management/International Business:

Ms. Nora Johnson's careers in law and investment banking, including serving in various leadership roles at Goldman Sachs Group, Inc. (Goldman Sachs), provide valuable business experience and critical insights into the roles of the law and finance when evaluating strategic transactions.

Finance & Accounting:

Ms. Nora Johnson also brings financial expertise to the Board, providing an understanding of financial statements, corporate finance, accounting, capital markets and risk management.

Healthcare & Pharma:

Ms. Nora Johnson's extensive knowledge of healthcare through her role in healthcare investment banking and investing, as well as her involvement with not-for-profit organizations, such as in scientific research (The Carnegie Institution) and healthcare policy (The Brookings Institution) provide touchstones of public opinion and exposure to diverse, global points of view.

BACKGROUND

Retired Vice Chairman, Goldman Sachs, since 2007. During her 21-year tenure with Goldman Sachs, she served in various leadership roles, including Chair of the Global Markets Institute, Head of Global Research, and Head of Global Health Care.

Board Chair of Intuit Inc. Co-Chair, Board of Trustees of The Brookings Institution; Member of the Board of Trustees of the Carnegie Institution of Washington and Chair of the Board of Trustees of the University of Southern California. Member of the American Academy of Arts and Sciences. Director of American International Group, Inc. from 2008 to 2020 and Visa, Inc. from 2007 to 2022.



Age: 58

Director Since: 2020

Board Committees:
Compensation

Key Skills:
- Business Leadership & Operations
- Finance & Accounting
- International Business
- Human Capital Management
- Technology

Other Current Public Boards: The Coca-Cola Company

James Quincey

KEY SKILLS & EXPERIENCE

Business Leadership & Operations/International Business/Finance & Accounting/Human Capital Management:

Mr. Quincey's experience as Chairman and CEO of The Coca-Cola Company brings strong business and leadership and human capital management skills, including extensive experience in leading business operations in international markets, such as Latin America and Europe, to the Board. He also brings a high level of financial experience acquired through his various leadership positions at The Coca-Cola Company, managing complex financial transactions, mergers and acquisitions, business strategy and international operations.

Technology:

Mr. Quincey also brings expertise in information technology to Pfizer's Board. In his leadership position at The Coca-Cola Company, he is responsible for the company's information technology function.

BACKGROUND

Chairman and Chief Executive Officer of The Coca-Cola Company, a total beverage company with products sold in more than 200 countries and territories. He was appointed Chairman of the Board in 2019 and CEO in 2017. Prior to his appointment as CEO in 2017, he held various leadership roles at The Coca-Cola Company, including President and Chief Operating Officer from 2015 to 2017, President of the Europe Group, President of the Northwest Europe and Nordics business unit and President of the Mexico division. Director of US - China Business Council and Catalyst.



Age: 63

Director Since: 2014

Board Committees: Audit and Compensation (Chair)

Key Skills:
- Business Leadership & Operations
- Finance & Accounting
- International Business
- Human Capital Management

Other Current Public Boards: None

James C. Smith

KEY SKILLS & EXPERIENCE

Business Leadership & Operations/Finance & Accounting/Human Capital Management/International Business:

Through Mr. Smith's experience as former President and CEO of Thomson Reuters Corporation (Thomson Reuters) he brings valuable leadership, finance, international business, and human capital management skills to our Board. Pfizer benefits from Mr. Smith's organizational expertise and leadership experience, honed in numerous senior management roles and on notable merger and acquisition activities, including the acquisition and subsequent integration of two of the information industry's preeminent firms, as well as his strong operational and international expertise. Mr. Smith's previous experience running global Human Resources for the Thomson Corporation informs his strong advocacy for culture and talent development.

BACKGROUND

Chairman of the Thomson Reuters Foundation, a London-based charity supported by Thomson Reuters. President and Chief Executive Officer of Thomson Reuters, a provider of intelligent information for businesses and professionals from 2012 through March 2020, its Chief Operating Officer from September 2011 to December 2011, and Chief Executive Officer, Thomson Reuters Professional Division, from 2008 to 2011. Prior to the acquisition of Reuters Group PLC by The Thomson Corporation in 2008, served as Chief Operating Officer of Thomson Corporation and as President and Chief Executive Officer of Thomson Learning's Academic and Reference Group. Director of Refinitiv, a privately-held global provider of financial market data and infrastructure until its acquisition by the London Stock Exchange Group in January 2021. Member of the Board of Governors of Marshall University. Member of the Board of Trustees of the Brookings Institution. Director of Thomson Reuters from 2012 until 2020.

Governance

Overview

We are committed to maintaining and enhancing our history of excellence in governance, which promotes our shareholders' long-term interests, strengthens Board and management accountability, and improves our standing as a trusted corporate citizen.

GOVERNANCE MATERIALS AVAILABLE ON OUR WEBSITE

Our corporate governance policies and procedures are reviewed at least annually by the Governance & Sustainability Committee and the full Board and are updated periodically in response to changing regulatory requirements, evolving practices and trends, issues raised by our shareholders and other stakeholders, and otherwise as circumstances warrant. You can view our Corporate Governance Principles, policies and other corporate governance materials on our website at https:// investors.pfizer.com/Investors/Corporate-Governance/The-Pfizer-Board-Policies/default.aspx and https://www.pfizer.com/about/ responsibility/compliance/code-of-conduct. Website references and their hyperlinks have been provided throughout this Proxy Statement for convenience only. The content on any referenced websites is not a part of our proxy solicitation materials.

BOARD LEADERSHIP STRUCTURE

Given the dynamic and competitive environment in which we operate, the Board believes that its optimal leadership structure may vary as circumstances warrant. Our Corporate Governance Principles provide the Board with flexibility to determine its optimal model for independent Board leadership at any given time. The Board does not view any particular board leadership structure as preferred. The independent Directors evaluate the Board's leadership structure at least annually. During its review, the Governance & Sustainability Committee considers the company's current operating environment, peers' Board leadership structures, best practices and investor feedback. When and if the positions of Chairman and CEO are combined, or the Chairman is not an independent Board member, the independent Directors will elect a strong Lead Independent Director with a clearly defined role and responsibilities. Please see the Charter of the Lead Independent Director available at https:// investors.pfizer.com/Investors/Corporate-Governance/The-Pfizer-Board-Policies/default.aspx.

2022 ANNUAL REVIEW OF LEADERSHIP STRUCTURE

In December 2022, following a thorough review by the Governance & Sustainability Committee, the independent Directors evaluated the Board's leadership structure and considered the factors described above. The Committee, along with the other independent Directors, determined that continuing to combine the roles of Chairman and CEO would be in the best interests of the company and its shareholders. The company can more effectively execute its strategies with a Chair that has deep scientific and industry expertise, along with extensive company knowledge. The combined role, coupled with the strong Lead Independent Director, has enabled the Board to be responsive to challenges and opportunities as they continue to arise. This structure served the Board and Pfizer well in 2022. Dr. Bourla's 25-plus years of solid leadership and business acumen proved to be especially beneficial during Pfizer's evolution into a more focused, science-driven global biopharmaceutical company, well-positioned to lead as a scientific powerhouse, and deliver meaningful value to patients around the world. Under his leadership, Pfizer delivered very strong results during 2022 and is well-positioned for future potential long-term growth.

The independent Directors also re-elected Mr. Shantanu Narayen as Lead Independent Director. During Mr. Narayen's ten years as a Director and five years as Lead Independent Director, he has consistently demonstrated strong leadership skills and risk oversight abilities in addition to deep expertise in technology and product innovation. His skills, global leadership experience, and commitment to the Board make him well-qualified to continue to serve in this role. Accordingly, the independent Directors remain confident in Mr. Narayen's abilities to continue as Lead Independent Director.

OUR BOARD LEADERSHIP STRUCTURE IS FURTHER STRENGTHENED BY:

- **the strong, independent oversight exercised by our Board**, composed entirely of independent Directors other than Dr. Bourla, and its key Committees;
- **the independent leadership provided by Pfizer's Lead Independent Director**, who has robust, well-defined responsibilities under a Board-approved charter; and
- **Board and Committee processes and procedures that provide substantial independent oversight of our CEO's performance**, including regular executive sessions of the independent Directors (which take place at every Board meeting and are led by our Lead Independent Director), an annual evaluation of our CEO's performance against predetermined goals, as well as an assessment of the CEO's interactions with the Board in his role as Chairman.

THE BOARD'S ROLE IN RISK OVERSIGHT

The Board believes that its leadership structure and the Enterprise Risk Management (ERM) program support the effective risk oversight function of the Board. Management is responsible for assessing and managing risk, including through the ERM program, subject to oversight by the Board. The ERM program provides a framework for risk identification and management. Each risk is prioritized and assigned to a member or members, as appropriate, of our Executive Leadership Team (ELT), the company's senior-most leadership and decision-making management body.

THE BOARD

The Board considers significant enterprise risk topics, including, among others: risks associated with our strategic plan, our capital structure, our R&D and business development activities, drug pricing, manufacturing and supply, access and reimbursement, our response to COVID-19, cybersecurity, our ESG program, culture and human capital management. In addition, it receives regular reports from members of our ELT that include discussions of the risks involved in their respective areas of responsibility. The Board is routinely informed of developments that could affect our risk profile or other aspects of our business.

The Board is kept informed of its Committees' risk oversight and other activities through reports by the Committee Chairs to the full Board. These reports are presented at every regular Board meeting.

AUDIT COMMITTEE

The Audit Committee has primary responsibility for overseeing Pfizer's ERM program. Pfizer's Chief Internal Auditor, who reports to the Committee, facilitates the ERM program in coordination with the Legal Division and Compliance Division and helps ensure that ERM is integrated into our strategic and operating planning process.

The Committee meets throughout the year, with agendas that include discussions of individual risk areas, including areas posing potential reputational risk to Pfizer, as well as an annual summary of the ERM program. As part of the ERM discussions, the Committee reviews and receives information and briefings concerning risks to Pfizer associated with drug pricing, access and reimbursement.

The Committee also oversees the company's information security (including cybersecurity) and technology risk management programs, which are fully integrated into the overall ERM program. The Committee receives regular briefings concerning Pfizer's information security and technology risks and risk management practices, which are led by Pfizer's Chief Information Security Officer.

REGULATORY AND COMPLIANCE COMMITTEE

The Regulatory and Compliance Committee is responsible for reviewing and overseeing Pfizer's ethics & compliance program, including evaluating its effectiveness. The Committee reviews and receives information and briefings about current and emerging compliance and quality risks and regulatory, enforcement and other external factors that may affect our business operations, risk management, performance, or strategy, as we innovate to deliver on our purpose and advance public health.

The Committee's primary responsibilities include overseeing Pfizer's healthcare law compliance and quality risk management, its culture of integrity and the status of compliance with applicable laws, regulations and internal procedures.

Periodically, the Regulatory and Compliance Committee and the Audit Committee hold joint sessions to discuss risks relevant to both Committees' areas of risk oversight, including an annual discussion of the ERM program.

OTHER BOARD COMMITTEES

The Board's other Committees oversee risks associated with their respective areas of responsibility.

For example:

- The Compensation Committee considers the risks associated with our compensation policies and practices for both executive compensation and compensation generally.

- The Governance & Sustainability Committee considers risks relating to the company's:
  - ESG strategy and reporting;
  - human capital management;
  - lobbying priorities and activities;
  - political spending; and
  - potential reputational risk factors.

- The Science and Technology Committee evaluates the soundness/risks associated with our technologies.

THE BOARD'S ROLE IN SUCCESSION PLANNING

Management Succession Planning

Succession planning for Pfizer's senior management positions helps ensure continuity of leadership and is critical to the company's success. The Board is responsible for succession planning for the CEO and certain other senior management positions, and discusses succession planning regularly in executive sessions. To assist the Board, the CEO annually provides the Board with an assessment of potential successors to the CEO role, as well as to certain senior management positions. When appropriate, the Board will meet with these individuals.

In addition, the Governance & Sustainability Committee reviews the succession plans relating to positions held by elected corporate officers with the CEO and will make recommendations to the Board with respect to potential successors to fill these roles, as appropriate.

Board Succession Planning

The Governance & Sustainability Committee focuses on Board succession planning on a continuous basis and considers the size of the Board, our skills matrix and upcoming retirements. In performing this function, it recruits and recommends nominees for election as Directors. The goal is to achieve a Board that provides effective oversight of the company with appropriate diversity of gender, age, race, ethnicity, background, professional experience and perspectives. The Board does not believe in automatic annual re-nomination.

The Board's self-evaluation process, retirement policy and term limit are important determinants for continuing service and ensuring ongoing refreshment. Non-employee Directors will not be nominated for election to the Board after their 73rd birthday, except in the case of a non-employee Director who has not yet attained 15 years of service. In such case, the Director will have a term limit of up to 15 years, subject to the Governance & Sustainability Committee's review and annual evaluation of all Director nominees, so the Board can fully benefit from the depth of experience from Directors who may join the Board closer to their 73rd birthday. This policy also helps ensure continuity of Directors who possess key skills and expertise that are critical to the Board's oversight of the company. On the recommendation of the Governance & Sustainability Committee, the Board may waive either requirement as to any Director if it deems a waiver to be in the best interests of the company.

EVALUATION OF BOARD EFFECTIVENESS

The Board is committed to continuous improvement and utilizes annual evaluations to evaluate performance and improve effectiveness.

2022 Evaluation Process



FEBRUARY
Board & Committee Evaluation

The Governance & Sustainability Committee initiates, conducts and oversees the process, which consists of each Director's evaluation of the Board as a whole, and an evaluation of each Committee by its members.

The Committee also assesses other factors, including:

- Director independence and qualifications to serve on various Committees; and
- Committee Chair assignments and membership rotations.

APRIL (BOARD) AND JUNE (COMMITTEES)
Presentation of Evaluation Results

- In April, the results of the full Board evaluation are presented by the Chair of the Governance & Sustainability Committee, and discussed in executive session at a subsequent Board meeting.
- In June, the results of each Committee evaluation are presented and discussed at subsequent Committee meetings for the relevant Committee.

DECEMBER
Evaluation of Existing Process

The Governance & Sustainability Committee reviews the effectiveness of the overall evaluation process and considers whether to:

- modify the questionnaire;
- incorporate individual Director evaluations into the process; or
- conduct the evaluation through an external third-party provider.

After reviewing and discussing the comprehensive feedback provided by the Board and Committees' self-evaluations, the Governance & Sustainability Committee determined it would enhance the Board and Committee evaluation process in 2023 by using a third-party provider to conduct the Board and Committee evaluations in 2023.

JUNE – DECEMBER
Follow-up

The Board and Committees discuss topics requiring additional consideration to be addressed at future Board and Committee meetings.

Board and Committee Information

During 2022, the Board of Directors met seven times. Each of our Directors attended 75% or more of the total meetings of the Board and the Committees on which he or she served. In accordance with our Corporate Governance Principles, all Directors attended our 2022 Annual Meeting.

COMMITTEE REFRESHMENT

The Board, upon recommendation from the Governance & Sustainability Committee, reviews and determines the composition of the Committees and appoints the Committee Chairs. Through periodic committee refreshment, we balance the benefits derived from continuity and depth of experience with those gained from fresh perspectives and enhancing our Directors' understanding of different aspects of our business. There were no changes to Committee compositions in 2022.

BOARD COMMITTEES

The Audit Committee



Chair:
Suzanne Nora Johnson

Additional Committee Members:
Ronald E. Blaylock
Joseph J. Echevarria
James C. Smith

- All Members are Independent and Financially Literate
- All Members qualify as "Audit Committee Financial Experts"

Meetings Held in 2022:
11

The Committee's primary responsibilities include:

- the appointment, compensation, retention and oversight of our independent registered public accounting firm;
- reviewing and discussing, with the independent registered public accounting firm, Internal Audit and management, the adequacy and effectiveness of internal control over financial reporting;
- reviewing and consulting with management, Internal Audit and the independent registered public accounting firm on matters related to the annual audit, the published financial statements, earnings releases and the accounting principles applied;
- reviewing reports from management relating to the status of compliance with laws, regulations and internal procedures and policies;
- reviewing and approving, based on discussion with the Chief Financial Officer, the appointment, replacement or dismissal of the Chief Internal Auditor and reviewing, with the Chief Financial Officer, the performance of the Chief Internal Auditor; and
- reviewing and discussing with management the company's policies with respect to risk assessment and risk management, including with respect to information security and technology risks (including cybersecurity).

The Committee has established policies and procedures for the pre-approval of all services provided by the independent registered public accounting firm. It also has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by Pfizer regarding its accounting, internal controls and auditing matters. Further details of the role of the Audit Committee, as well as the Audit Committee Report, may be found in "*Item 2 — Ratification of Selection of Independent Registered Public Accounting Firm*" on page 33.

The Audit Committee is governed by a Board-approved Charter which is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/Board-Committees--Charters/.

The Compensation Committee



Chair:
James C. Smith

Additional Committee Members:
Ronald E. Blaylock
James Quincey

- All Members are Independent
- All Members are "non-employee directors" as defined in Rule 16b-3 under the Securities Exchange Act of 1934

Meetings Held in 2022:
7

The Committee reviews and approves the company's overall compensation philosophy and oversees the administration of our executive compensation and benefit programs, policies and practices. Its responsibilities also include:

- establishing and monitoring performance against short-term and long-term incentive plan goals, and approving the short-term incentive plan pool performance and long-term incentive plan goals, and long-term incentive awards;
- establishing objectives for the CEO and reviewing the goals approved by the CEO for our executive officers, including the Named Executive Officers (NEOs), as well as evaluating the performance and setting compensation for the CEO and reviewing and approving the compensation of the executive leadership team;
- reviewing and assessing annually, potential risks to the company from its compensation program and related policies; and
- collaborating with the Governance & Sustainability Committee on responsibilities delegated by the Board relating to human capital management.

The Committee has the authority to delegate any of its responsibilities to another committee, officer and/or subcommittee, as the Committee may deem appropriate in its sole discretion, subject to applicable law, rules, regulations and NYSE listing standards.

The Compensation Committee is governed by a Board-approved Charter which is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/Board-Committees--Charters/.

Compensation Committee Interlocks and Insider Participation. During 2022 and as of the date of this Proxy Statement, none of the members of the Committee was or is an officer or employee of Pfizer, and no executive officer of the company served or serves on the compensation committee or board of any company that employed or employs any member of Pfizer's Compensation Committee or Board of Directors.

The Governance & Sustainability Committee



Chair:
Joseph J. Echevarria

Additional Committee Members:
Susan Desmond-Hellmann, M.D., M.P.H.
Helen H. Hobbs, M.D.
Dan R. Littman, M.D., Ph.D.

- All Members are Independent

Meetings Held in 2022:
5

The Committee oversees the practices, policies and procedures of the Board and its committees. Its responsibilities include:

- recommending and recruiting Director candidates so that the Board maintains its diverse composition, with diversity reflecting gender, age, race, ethnicity, background, professional experience and perspectives;
- overseeing the evaluations of the Board and its Committees;
- reviewing our Corporate Governance Principles and Director Qualification Standards;
- overseeing the company's ESG strategy and reporting and maintaining an informed status on political spending and lobbying priorities and activities; and
- overseeing the company's policies and practices related to human capital management, including culture, diversity, equity and inclusion, pay equity and talent management.

The Governance & Sustainability Committee is governed by a Board-approved Charter which is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/Board-Committees--Charters/.

The Regulatory and Compliance Committee



Chair:
Scott Gottlieb, M.D.

Additional Committee Members:
Helen H. Hobbs, M.D.
Susan Hockfield, Ph.D.
Dan R. Littman, M.D., Ph.D.
Suzanne Nora Johnson

- All Members are Independent

Meetings Held in 2022:
4

The Committee's primary responsibilities include:

- assisting the Board with overseeing quality and compliance risk management in areas of healthcare compliance across the company's core functions; and
- reviewing and overseeing the company's ethics & compliance program and related activities through review of reports and information from management, legal counsel and third parties covering: (i) effective compliance program matters; (ii) proactive quality and compliance risk management matters; and (iii) significant regulatory and compliance healthcare-related matters.

The Committee makes recommendations to the Compensation Committee concerning the extent, if any, to which the incentive-based compensation of any executive, senior manager, compliance personnel and/or attorney involved in any significant misconduct resulting in certain government or regulatory action, or other person with direct supervision over such employee, should be reduced, extinguished or recouped.

The Regulatory and Compliance Committee is governed by a Board-approved Charter which is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/Board-Committees--Charters/.

The Science and Technology Committee



Chair:
Helen H. Hobbs, M.D.

Additional Committee Members:
Susan Desmond-Hellmann, M.D., M.P.H.
Scott Gottlieb, M.D.
Susan Hockfield, Ph.D.
Dan R. Littman, M.D., Ph.D.

- All Members are Independent

Meetings Held in 2022:
5

The Committee is responsible for periodically examining management's strategic direction of and investment in the company's biopharmaceutical R&D and technology initiatives. Its responsibilities include:

- monitoring progress of Pfizer's R&D pipeline;
- evaluating the quality, direction and competitiveness of the company's R&D programs; and
- reviewing Pfizer's approach to acquiring and maintaining key scientific technologies and capabilities.

The Committee also identifies and evaluates emerging issues, assesses the performance of R&D leaders, and evaluates the sufficiency of review by external scientific experts.

The Science and Technology Committee is governed by a Board-approved Charter which is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/Board-Committees--Charters/.

Governance & Sustainability Committee Report

The following are examples of how we worked to achieve the Board's objectives to maintain and enhance Pfizer's record of excellence in corporate governance and Board oversight in 2022 and early 2023.

Board Leadership Structure: In late 2022, the Committee and the independent Directors conducted a thorough annual review of the Board's leadership structure, and the independent Directors unanimously determined to maintain the current leadership structure, with Dr. Bourla as Chairman and Chief Executive Officer, and Mr. Narayen as Lead Independent Director.

Board and Committee Matters: We assessed the Director's qualifications for serving on various Committees and their independence. We also evaluated the effectiveness of the Board and its Committees and reviewed, among other factors, Director service on other boards and other commitments held by Directors. As a result, we determined that all Directors are in compliance with the company's Corporate Governance Principles and have sufficient time, energy, and attention to effectively serve on our Board. In addition, the Committee reviewed the existing Board and Committee self-evaluation process to determine whether the Board should refine the process to include a third-party facilitator and individual Director evaluations, following which the Committee decided to use a third-party provider to conduct the Board and Committee evaluations in 2023. Additionally, the Committee reviewed and, where appropriate, recommended changes to our Corporate Governance Principles and other governance documents, including updating our Corporate Governance Principles to reflect that non-employee Directors will not be nominated for election to the Board after their 73rd birthday, except in the case of a non-employee Director with less than 15 years of service. In such a case, the Director will have a term limit of up to 15 years. We also reviewed and revised the non-employee Director compensation program, in consultation with Meridian Compensation Partners, LLC.

Board Succession Planning: We continued our Board succession planning to identify and assess potential Director candidates. We considered several factors, including a review of our skills matrix. We conducted a needs assessment and considered a diverse pool of candidates based on recommendations provided by our Chairman and CEO, the independent Directors, management, external advisors, the Board's evaluation and other resources. The Board did not elect any new Directors during 2022.

Environmental, Social and Governance Strategy: Throughout the year, we engaged with management to review and discuss the company's ESG priorities and its progress, as well as changes in the ESG external environment. Further, the Committee was supportive of the Compensation Committee's decision in early 2022, to include ESG metrics in the company's executive compensation program.

Public Policy/Corporate Political Spending/Lobbying Activities: Under our Charter, we are informed of company issues related to public policy, including political spending policies and practices. In addition, management provides regular updates to the Committee on the company's work on legislative and regulatory policies, including the benefits and risks derived from our association with certain trade and other organizations.

Legislative and Regulatory Developments: We continued to monitor and evaluate corporate governance and executive compensation developments, including U.S. Securities and Exchange Commission (SEC) rules and NYSE listing standards through reports provided by management.

Shareholder Engagement: We engaged in reviews of shareholder and stakeholder communications at each of our meetings and were informed of shareholder feedback received during Pfizer's year-round investor outreach, which included the participation of the Chair of the Governance & Sustainability Committee, Mr. Echevarria, when appropriate. The Committee was also kept apprised of all shareholder proposals received and discussions with the proponents.

THE GOVERNANCE & SUSTAINABILITY COMMITTEE

Joseph J. Echevarria, Chair

Susan Desmond-Hellmann, M.D., M.P.H.

Helen H. Hobbs, M.D.

Dan R. Littman, M.D., Ph.D.

Regulatory and Compliance Committee Report

The Committee assists the Board with the oversight of healthcare-related regulatory and compliance risk management. Under the terms of its Charter, the Committee receives reports regarding the company's ethics & compliance program, for which management has primary responsibility.

In 2022, we received reports and discussed with management, including the Chief Compliance, Quality and Risk Officer and the General Counsel, significant healthcare-related regulatory and compliance risks and related compliance program initiatives, functions and risk management.

Among the matters considered were:

- management of potential healthcare regulatory and compliance risks relating to the development, manufacture and commercialization of Pfizer products, and efforts to mitigate those risks;
- certain compliance- and quality-related matters, government and internal investigations, regulatory actions and significant regulatory communications and other legal proceedings;
- results of internal audits conducted in areas within the Committee's oversight;
- updates on the company's quality and compliance governance framework and risk management;
- updates regarding compliance with the requirements of Pfizer's Corporate Integrity Agreement;
- updates regarding the integration of acquired companies into Pfizer's compliance program;
- anti-retaliation policies and procedures and any retaliation claims received by Pfizer;
- Pfizer's culture of integrity and our policies supporting speak-up, open-door and anti-retaliation, and the tone set by leaders throughout the organization; and
- incentive compensation practices for sales and marketing personnel.

In our activities, we considered potential risks and steps Pfizer has taken to mitigate risk in areas within our oversight.

THE REGULATORY AND COMPLIANCE COMMITTEE

Scott Gottlieb, M.D., Chair

Helen H. Hobbs, M.D.

Susan Hockfield, Ph.D.

Dan R. Littman, M.D., Ph.D.

Suzanne Nora Johnson

Shareholder Outreach

Our Engagement Process



Spring	**Summer**	**Fall**	**Winter**
Discuss Proxy Statement voting items with institutional investors	Discuss proxy voting season results and investor feedback with the Board to determine appropriate next steps, if any	Solicit feedback from a variety of investors representing a significant number of shares outstanding	Share investor feedback from fall outreach meetings with the Governance & Sustainability Committee and full Board
	Review governance trends and best practices		Adopt or modify our governance practices in response, if needed
	Develop strategy for fall outreach meetings		Develop strategy for proxy season outreach meetings

Investor Outreach

Investor feedback is an important factor for Pfizer and the Board and essential to maintaining our strong governance practices. Throughout the year, we routinely seek opportunities to engage with our investors to hear their views concerning Pfizer's corporate governance policies and practices, including ESG, and to discuss current and emerging trends.

During 2022, we contacted our 50 largest and some smaller, but highly engaged, institutional investors, representing approximately 45% of our shares outstanding, and invited them to engage in a dialogue on various governance-related topics. We met with over 25 of them, representing approximately 34% of our shares outstanding. In addition, in 2022 and early 2023 we engaged with proxy advisory firms to hear their perspectives on governance matters and the 2022 proxy season. While the engagements are primarily conducted by management, Board members also participate, when appropriate. For example, Mr. Echevarria, Chair of the Governance & Sustainability Committee, led some discussions with investors during the spring and fall of 2022. It is also our practice to engage with shareholder proposal proponents during the proxy season to better understand their concerns with the goal of reaching mutual agreements to address them.

In addition to connecting with our institutional investors, we also remain responsive to our retail investors' and other stakeholders' inquiries. This past year, we continued our outreach to proactively include retail investors through a program, led by Corporate Affairs, that launched in 2021. The retail investor program, "Investor Insights," creates a more cohesive relationship with Pfizer's retail holders by sharing timely and informative content regarding Pfizer's corporate strategy through digital platforms.

In December 2022, we hosted a "Near Term-Launches and High-Value Pipeline Day," during which Pfizer business executives and scientific leadership provided updates on the company's progress in advancing its R&D pipeline.

Summary of Certain 2022 Shareholder Discussions

During our discussions, we strive for a collaborative approach and value the variety of perspectives we receive, which helps to deepen our understanding of stakeholder interests and motivations and foster a mutual understanding of governance priorities. Items on the meeting agendas for 2022 covered a range of topics. Please see below for highlights from our discussions.

Board of Directors: We discussed the Board's composition, our related proxy disclosures, and asked for investors' views regarding their preferences for Board refreshment mechanisms, including the use of retirement age limits and term limits. Overall, investors' sentiment was positive regarding the Board, its diverse composition and the number of new Directors who have joined over the past five years leading to nearly 50% overall refreshment. Some investors inquired about what background and skills the Board considers for new Directors. With respect to preferences regarding Board refreshment mechanisms, most investors viewed the Board as best positioned to determine its optimal refreshment mechanisms, but conveyed an understanding that retirement age, term limits and the Board evaluation process could be useful mechanisms to ensure continued refreshment.

Action taken: Feedback was shared with the Governance & Sustainability Committee and the full Board. See disclosures regarding Board composition, Board refreshment, the Board and Committee self-evaluation process and Director skills throughout this Proxy Statement.

Human Capital: Investors' interest in human capital remains strong, especially regarding our DEI strategy and progress on achieving our pay equity and opportunity parity goals. Investors also asked about other programs at Pfizer to help foster diversity and inclusion internally and externally in our clinical trials and supply chain partners. We also received questions about the overall culture, including how the company monitors colleague morale. Some investors inquired about how the Board oversees potential risks related to our DEI programs. Finally, we answered questions about Pfizer's plans to increase its human capital management public disclosures in 2023.

Action taken: Feedback was shared with the Governance & Sustainability Committee. Pfizer intends to conduct a racial equity audit during 2023, and publish the results in early 2024. For additional information concerning our opportunity parity goals and our other DEI initiatives, please see Pfizer's 2022 Annual Review and 2022 ESG Report. Please note that these documents are not a part of our proxy solicitation materials.

Executive Compensation: Most questions about our executive compensation program were focused on the addition of ESG metrics as a modifier in determining funding for the short-term incentive award pool, effective for the 2022 performance year. Investor feedback was positive, and a number of investors voiced support for the selected metrics, and expressed that they are measurable and meaningful. We also were asked about the process for choosing our ESG metrics, and whether other metrics, such as access to medicines and vaccines, were considered, as well as our plans to potentially include additional metrics in the future. In addition, we briefly discussed the new pay-versus-performance table, which is included later in this Proxy Statement, and how investors are planning to use this information. Some investors asked about any potential changes to the executive compensation program in the near future.

Action taken: Feedback was shared with the Governance & Sustainability Committee and the Compensation Committee. The Compensation Committee determined in early 2023 that ESG metrics will continue to be included in our short-term incentive program going forward. Please see the "*Compensation Discussion and Analysis*" section for additional information.

Political Expenditures: Our political contributions practices and disclosures remain of interest to investors. Investor feedback was positive about Pfizer's "Industry Associations – Congruency Report," which describes the public policy positions of Pfizer and five significant trade associations across six areas of key public policy and ESG significance for Pfizer. Since the report was published in late 2021, investors asked about our cycle for updates. Investors were also interested in discussing the impact of the Inflation Reduction Act of 2022 on our public policy priorities and the industry. In addition, we were asked to consider expanding our disclosure about the portion of our dues used by trade associations for political activity to a broader group of trade associations. In prior years and in 2022, we requested that any trade association to which we paid dues of $100,000 or more report to us the amount of our dues spent on political activity, which we publicly disclosed. Some investors indicated that they would like to see a lower threshold.

Action taken: Feedback was shared with the Governance & Sustainability Committee. In early 2023, Pfizer determined it would request information regarding the portion of our dues used for political activity by trade associations to whom we pay dues of $25,000 or more. For additional information, please visit our website at https://www.pfizer.com/about/programs-policies/political-partnerships.

COVID-19/Access and Strategy: Investors were also interested in discussing Pfizer's efforts in response to COVID-19. Most questions were related to equitable access to medicines, and centered on vaccine distribution to low- and middle-income countries, and pricing of the COVID-19 vaccine and oral treatment. We received a few inquiries regarding Pfizer's response to a shareholder proposal (submitted in 2022) regarding the sharing of intellectual property with manufacturers in low- and middle-income countries as a solution to end vaccine inequity. Other investors inquired about the company's R&D pipeline and Pfizer's business strategy post-COVID. We also provided details about Pfizer's new initiative to help expand access, An Accord for a Healthier World, and steps we are taking to integrate the research and development process into the company's access strategy.

Action taken: Feedback was shared with the Governance & Sustainability Committee. For information concerning Pfizer's response to COVID-19, please see https://www.pfizer.com/science/coronavirus/vaccine-efforts.

Climate Change: We received questions concerning Pfizer's 2040 Net-Zero goal that we announced in June 2022. Investors were generally pleased with Pfizer's response to climate change, and they inquired about our plans and milestones to achieve those goals, including partnering with our supply chains and increasing our reliance on renewable energy.

Action taken: Feedback was shared with the Governance & Sustainability Committee. To support this goal, Pfizer is in the process of developing our emission reduction plan. For additional information concerning progress in 2022 in achieving Pfizer's ESG strategy and climate goals, please see Pfizer's 2022 Annual Review and 2022 ESG Report. Please note that these documents are not a part of our proxy solicitation materials.

Shareholder Inquiries

We communicate with our shareholders through various platforms, including via our corporate website, digital and print media, webcasts and live events, including our annual meeting of shareholders, investor presentations and healthcare industry presentations. In 2022, in addition to meeting with institutional investors, we responded to more than 850 inquiries from individual shareholders sent to the Board or the Office of the Corporate Secretary.

At each Governance & Sustainability Committee meeting, we share investor and other stakeholder feedback directly with the Committee. We view communication between our shareholders and the Board as a dialogue and, when appropriate, members of our Board engage directly with our shareholders.

How to Communicate with Our Directors

Shareholders and other interested parties may communicate with any of our Directors, including the Lead Independent Director and the Audit Committee Chair, as follows:

By mail: Write to the Corporate Secretary, Pfizer Inc., 66 Hudson Boulevard East, New York, NY, 10001-2192; or

By e-mail: Go to Pfizer's website at https://investors.pfizer.com/Investors/Corporate-Governance/Contact-Our-Directors/default.aspx.

Shareholder communications are distributed to the Board, or to any individual Director or Directors, as appropriate, depending on the facts and circumstances outlined in the communication. The Board has requested that certain items that are unrelated to the duties and responsibilities of the Board be redirected or excluded, as appropriate.

Public Policy Engagement and Political Participation

The Governance & Sustainability Committee maintains an informed status on the company's issues related to public policy and corporate political spending practices. The Committee receives periodic updates and reviews Pfizer's Political Action Committee (PAC) and Corporate Political Contributions Report, prior to its annual publication. The Committee also reviews the company's "Industry Associations – Congruency Report." In addition, management regularly informs the Committee of Pfizer's public policy priorities and its efforts to educate lawmakers in support of those priorities.

PUBLIC POLICY ENGAGEMENT FOR GLOBAL PUBLIC HEALTH

Fundamental to our business we engage on public policy issues that may affect our ability to meet patients' needs and enhance shareholder value. These issues include advancing biomedical research and healthcare innovation, advocating for intellectual property (IP) protections, and improving patient access to care. In addition, we regularly work with policymakers and industry and trade groups to help create and maintain an innovative environment where we can cultivate new medicines, bring them to market and ensure that patient health and safety remain a priority.

To advance our business objectives, we are also members of industry and trade groups, including the Pharmaceutical Research and Manufacturers of America, the National Association of Manufacturers, the Biotechnology Innovation Organization, the U.S. Chamber of Commerce and the Business Roundtable. These organizations, along with the others to which we belong, represent both the industry and the business community at large in an effort to bring about consensus on broad policy issues. Our support of these organizations is evaluated annually by our U.S. Government Relations leaders based on their expertise in healthcare policy and advocacy.

In addition to healthcare policy, we realize these organizations may engage in a variety of other issues that extend beyond the scope of our priorities. Our participation as a member of these groups comes with the understanding that we may not always agree with every position held by the organization and/or its other members. Nevertheless, we monitor where and to what extent our trade associations are misaligned with the company on such issues and we will advocate for the trade association to come into alignment. If and when a trade association's misalignment outweighs the benefits to Pfizer and its stakeholders, we consider whether to reduce our involvement with the organization or end our involvement altogether.

We believe value exists in making sure our positions on issues important to Pfizer and our industry are communicated and understood within those organizations. Please see Pfizer's "Industry Associations – Congruency Report" at https://www.pfizer.com/about/programs-policies/political-partnerships. The "Industry Associations – Congruency Report" is not a part of our proxy solicitation materials.

Corporate Political Contributions

At Pfizer, we adhere to our formal policy for making corporate political and PAC contributions in the U.S., which applies to Pfizer and the Pfizer PAC. The policy is designed to ensure that our political expenditures are made in compliance with all federal, state, and local election laws, as applicable. In addition, we do not make direct independent expenditures. Pfizer does not traditionally make contributions to 527 Issue Organizations. If we were asked to make such a contribution, it would be subject to a separate approval process that includes executive level management.

Our disclosures comply with all federal, state and local laws and reporting requirements governing corporate political contributions. All corporate political contributions are published annually in the PAC and Corporate Political Contributions Report in compliance with Pfizer's corporate policy.

We regularly discuss our political contributions disclosures with investors and other stakeholders to help ensure our disclosures meet their needs. Over the years, shareholder engagement has influenced our level of disclosure and helped to develop or modify related policies. See "*Shareholder Outreach*" above for more information.

Policies and Procedures for Approval and Oversight of Corporate and PAC Political Expenditures

All corporate and PAC political spending decisions undergo a rigorous review process conducted monthly by the PAC Steering Committee. The Committee, composed of nine cross-divisional colleagues, reviews and approves all PAC and corporate political contributions. The PAC is a non-partisan, employee-run organization that enables employees to participate in the American political process. The Committee ensures that each contribution advances our business objectives and is not based on the political preferences or views of any individual colleague. In addition, the Committee considers contributions to lawmakers on a case-by-case basis using the following criteria:

- Prioritization of candidates who support policies that impact our purpose and uphold our core values, which include healthcare, tax and an intellectual property ecosystem that supports innovation and patient access to medicines;

- Representation where colleagues live and work; and

- Elected officials' conduct and statements.

Our PAC support does not imply an endorsement of a candidate's position on any social or religious issue, and we always consider a candidate's ethical conduct in our evaluation to help ensure Pfizer's values are upheld.

Further, all PAC and corporate contribution requests are shared with the Pfizer Political Contributions Policy Committee (PCPC), which is co-chaired by the Chief Corporate Affairs Officer and the Chief Compliance, Quality & Risk Officer. The PCPC is composed of senior leaders from different areas of the company.

FEDERAL AND STATE LOBBYING ACTIVITY

The company's U.S. Government Relations leaders are responsible for the company's lobbying activities. The Governance & Sustainability Committee is responsible for overseeing the company's lobbying priorities and activities through periodic reports from management. In addition, all colleague communications with government and regulatory officials are governed by Pfizer's internal policies and procedures, which include guidelines available on our website at https://www.pfizer.com/about/responsibility/compliance/code-of-conduct.

Reporting and Compliance Features

Federal Lobbying

Compliant with Honest Leadership and Open Government Act of 2007

- Pfizer's disclosures and lobbying activities comply with the Honest Leadership and Open Government Act of 2007. These reports may be viewed at https://lda.senate.gov/system/public/.

- In addition, we voluntarily report the portion of our dues used by trade associations for federal lobbying activity. See https://www.pfizer.com/about/programs-policies/political-partnerships.

State Lobbying

Compliant with state registration and reporting requirements

- We are fully compliant with state registration and reporting requirements.

- Links to states' reporting entities, where state lobbying reports are filed, may be accessed at: https://www.pfizer.com/about/programs-policies/political-partnerships.

Pfizer Policies on Business Conduct

All of our colleagues, including our Chief Executive Officer, Chief Financial Officer and Controller, are required to abide by Pfizer's policies on business conduct to help ensure that our business is conducted in a consistently legal and ethical manner. Pfizer's policies form the foundation of a comprehensive process that includes compliance with corporate policies and procedures, an open relationship among colleagues to foster ethical business conduct, and an utmost commitment to integrity. Our policies and procedures cover all major areas of business conduct, including employment practices, conflicts of interest, anti-corruption, transparency, privacy, product communications, intellectual property and the protection of confidential information, and require strict adherence to laws and regulations applicable to the conduct of our business. In addition, we strive to ensure fair competition in all our business dealings, including, among other things, distribution agreements, rebates and discounts to customers, patent, copyright, and trademark licenses, territorial restrictions on resellers, and pricing policy generally. We are committed to competing fairly and following the applicable antitrust and competition laws of all countries in which we operate.

Code of Conduct training is assigned to all new colleagues upon hire and to existing colleagues regularly. The training includes a certification to confirm that colleagues agree to abide by the Code of Conduct and that they understand their responsibility to report and have reported any potential violations of law, regulations, ethical standards or Pfizer policy.

Colleagues are required to report any conduct that they believe to be an actual or apparent violation of Pfizer's policies on business conduct. Retaliation in any form against any colleague who seeks advice, raises a concern, reports misconduct, or provides information in an investigation is prohibited. Our Audit Committee has procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls, or auditing matters and to allow for confidential and anonymous submissions by employees with concerns regarding questionable accounting or auditing matters.

The full text of our Code of Conduct, including information regarding how to report allegations of misconduct, is posted on our website at https://www.pfizer.com/about/responsibility/compliance/code-of-conduct. We will disclose any future amendments to, or waivers from, provisions of these ethics policies and standards affecting our Chief Executive Officer, Chief Financial Officer, Controller and executive officers on our website as promptly as practicable, as may be required under applicable SEC and NYSE rules.

Code of Conduct for Directors

Our Directors are required to comply with a Code of Business Conduct and Ethics for Members of the Board of Directors (the Director Code). It is intended to focus the Board and the Directors on areas of ethical risk, help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and foster a culture of honesty and accountability. The Director Code covers all areas of professional conduct relating to service on our Board, including conflicts of interest, unfair or unethical use of corporate opportunities, strict protection of confidential information, compliance with applicable laws and regulations, and oversight of ethics and compliance by employees of the company.

The Director Code is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/The-Pfizer-Board-Policies/default.aspx.

Other Governance Practices and Policies

Derivatives Trading/Hedging Policy

We have a policy that prohibits employees, including the NEOs, and Directors from purchasing or selling options on our common stock or engaging in short sales of our common stock. In addition, the policy prohibits trading in puts, calls, straddles, equity swaps or other derivative securities, including exchange funds, that are directly linked to our common stock (sometimes referred to as "hedging").

Related Person Transactions and Indemnification

RELATED PERSON TRANSACTION APPROVAL POLICY

Pfizer has adopted a Related Person Transaction Approval Policy (the Policy) administered by the Governance & Sustainability Committee. The Policy applies to any transaction or series of transactions in which Pfizer or a subsidiary is a participant, the amount involved exceeds $120,000, and a related person under the Policy has a direct or indirect material interest. Under the Policy, management determines whether a transaction requires review by the Governance & Sustainability Committee.

Transactions requiring review are referred to the Governance & Sustainability Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Governance & Sustainability Committee decides whether or not to approve such transactions and approves only those transactions that are deemed to be in the best interests of the company. If the company becomes aware of an existing transaction with a related person that has not been approved under this Policy, the matter is referred to the Governance & Sustainability Committee. The Governance & Sustainability Committee evaluates all options available, including ratification, revision or termination of such transaction. The Governance & Sustainability Committee then provides a summary of such transactions, including their terms, structure and business purpose, as well as the Governance & Sustainability Committee's approval decision, to the Audit Committee for their information.

TRANSACTIONS WITH RELATED PERSONS

We have no related person transactions to report.

INDEMNIFICATION

We indemnify our Directors and our elected officers to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to Pfizer. Our By-laws require indemnification, and we have also entered into agreements with those individuals that contractually obligate us to provide this indemnification to them.

Non-Employee Director Compensation

Non-Employee Director Compensation

Our non-employee Directors receive cash compensation, as well as equity compensation in the form of Pfizer stock units, for their service. In 2022, we provided the following compensation:

Compensation Element	Direct Compensation Program
Board Member Annual Cash and Equity Retainer	$155,000, payable quarterly in cash, $205,000 in stock units
Chair of Each Board Committee (Additional Cash Fee)	$30,000
Lead Independent Director (Additional Cash Fee)	$50,000
Stock Ownership Guidelines	Required to own Pfizer common stock and/or deferred stock units with a value of at least five times their annual cash retainer ($775,000). New directors are subject to milestones toward this requirement.[1]
Cash Compensation	Directors can defer all or a portion of their annual cash retainers until they cease to be members of the Board. At a Director's election, the cash retainer fees can be invested in an account credited with Pfizer stock units or deemed invested in the same investments available to Pfizer employees under certain deferred compensation plans.[2]
Equity Compensation	Directors who have met the stock ownership requirements as of December 31 of the prior year are permitted each year to elect to defer units granted in the immediately following year or to receive the equivalent in shares.[3]
The Pfizer Foundation Matching Gift Program	The Pfizer Foundation matches eligible contributions up to a maximum of $20,000 per Director, per calendar year.

(1) Currently all Directors comply with our stock ownership guidelines.
(2) The number of Pfizer stock units is based on the closing price of Pfizer's common stock on the last business day of the fiscal quarter in which the retainer is earned. The number of stock units in a Director's account is increased by additional stock units based on the value of any dividends on the common stock. Upon distribution, the amount attributable to stock units held in his or her account is paid in cash or in shares of Pfizer stock, at the Director's election. The amount of any cash payments is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.
(3) All of the eligible non-employee Directors will defer their Pfizer stock units granted in 2023. The number of units in a Director's account is increased by additional stock units based on the value of any dividends on the common stock. Deferred stock units are not payable until the Director ceases to be a member of the Board, at or after which time they are paid in cash or in shares of Pfizer stock, at the Director's election. The amount of any cash payment is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.

Our Governance & Sustainability Committee is responsible for reviewing and advising on the compensation of our non-employee Directors. To assist with this duty, they engage an independent compensation consultant to perform regular periodic reviews of our non-employee Director compensation program, which includes an analysis of market trends and best practices and peer comparison with our Pharmaceutical Peer and General Industry Comparator Groups. The compensation program for our non-employee Directors was last reviewed in April 2022 by the Governance & Sustainability Committee, in consultation with Meridian Compensation Partners, LLC, and the program was revised to remain competitive amongst Pfizer's peers and to continue to attract and retain highly engaged and qualified independent Directors, as follows: (i) each non-employee Director received Pfizer stock units with a value of $205,000 (an increase from $192,500), as of the date of the grant, upon election at the 2022 Annual Meeting of Shareholders, provided that the Director continued to serve as a Director following the 2022 Annual Meeting of Shareholders; and (ii) the annual cash retainer earned by each non-employee Director was increased from $142,500 to $155,000, effective as of the date of the 2022 Annual Meeting of Shareholders.

In addition to the above, any newly elected Director receives a pro-rata grant of Pfizer stock units based upon the ratio of the Director's period of service as a Director during the 12-month period beginning as of the most recent Annual Meeting prior to election multiplied by $205,000, as of the date of grant. In 2023, upon election at the 2023 Annual Meeting, each non-employee Director will receive Pfizer stock units with a value of $205,000 as of the date of grant, provided the Director continues to serve as a Director following the meeting.

Under the Pfizer Inc. 2019 Stock Plan, the aggregate value of Pfizer stock units granted, plus cash retainer paid to a non-employee Director during a 12-month period, may not exceed $800,000.

Dr. Bourla does not receive any compensation for his service as a Director. For additional information regarding Dr. Bourla's compensation, see the "*Compensation Discussion and Analysis*" section later in this Proxy Statement.

We maintain policies that prohibit Directors from pledging Pfizer stock or engaging in activities considered to be hedging of our common stock, and none of our Directors has pledged Pfizer stock as collateral for personal loans or other obligations. See the "*Other Governance Practices and Policies—Derivatives Trading/Hedging Policy*" section earlier and "*Other Compensation Programs and Policies—Derivatives Trading/Hedging Policy*" section later in this Proxy Statement.

THE PFIZER FOUNDATION MATCHING GIFT PROGRAM

Our non-employee Directors may participate in the Pfizer Foundation Matching Gift Program. In 2022, under this program, the Pfizer Foundation[1] matched contributions to eligible Internal Revenue Code 501(c)(3) tax-exempt organizations, up to a maximum of $20,000 per year, per Director. Contributions to religious organizations, private foundations and organizations that do not accept donations from the Pfizer Foundation, as well as to individuals, are not eligible for a match.

(1) The Pfizer Foundation is a charitable organization established by Pfizer Inc. It is a separate legal entity from Pfizer Inc. with distinct legal restrictions.

2022 Director Compensation Table

The following table sets forth the compensation provided for our non-employee Directors who served in 2022.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Ronald E. Blaylock	150,948	205,000	10,000	365,948
Susan Desmond-Hellmann, M.D., M.P.H.	150,948	205,000	—	355,948
Joseph J. Echevarria	180,948	205,000	—	385,948
Scott Gottlieb, M.D.	180,948	205,000	167,697	553,645
Helen H. Hobbs, M.D.	180,948	205,000	20,000	405,948
Susan Hockfield, Ph.D.	150,948	205,000	2,750	358,698
Dan R. Littman, M.D., Ph.D.	150,948	205,000	11,952	367,900
Shantanu Narayen	200,948	205,000	20,000	425,948
Suzanne Nora Johnson	180,948	205,000	20,000	405,948
James Quincey	150,948	205,000	20,000	375,948
James C. Smith	180,948	205,000	20,000	405,948

(1) The number of units granted was determined by dividing the grant date value of the award, $205,000, by $50.51, the closing price of the company's common stock on April 28, 2022. At the end of 2022, the aggregate number of stock units (including dividend equivalents) held by each current non-employee Director was as follows: Mr. Blaylock, 42,260, Dr. Desmond-Hellman, 14,949, Mr. Echevarria, 86,802, Dr. Gottlieb, 19,935, Dr. Hobbs, 93,448, Dr. Hockfield, 16,457, Dr. Littman, 34,425, Mr. Narayen, 113,786, Ms. Nora Johnson, 86,890, Mr. Quincey, 27,027, and Mr. Smith, 101,393.

(2) The amounts in this column for Drs. Hockfield and Littman, Messrs. Blaylock, Narayen, Quincey and Smith, and Ms. Nora Johnson represent charitable contributions made in 2022 under our Pfizer Foundation Matching Gift Program. Certain charitable contributions by our Directors are not eligible for matching contributions under the program and, therefore, the amounts in the above table may not reflect all such contributions made by our Directors. The amount for Dr. Gottlieb represents $165,920 for security provided on the advice of internal and external third-party security experts due to heightened risks, which is the direct cost we incurred in providing this benefit, and $1,777 for expenses incident to business travel to our Board meetings.

Securities Ownership

The table below shows the number of shares of our common stock beneficially owned (as of the close of business on January 31, 2023) by each of our Directors and each NEO, as well as the number of shares beneficially owned by all of our current Directors and executive officers as a group. Together, these individuals beneficially own less than one percent (1%) of our common stock outstanding.

The table and footnotes also include information about Total Shareholder Return Units (TSRUs), Profit Units (PTUs), stock units, Restricted Stock Units (RSUs) and deferred performance-related share awards credited to the accounts of our Directors and executive officers under various compensation and benefit plans. For additional information, see the "*Compensation Discussion and Analysis*" section later in this Proxy Statement.

Beneficial Owners	Number of Shares or Units	
	Common Stock [1]	Stock Units
Ronald E. Blaylock	13,000 [2]	42,260 [4]
Albert Bourla, DVM, Ph.D.	194,312 [3]	583,701 [5]
Frank A. D'Amelio*	398,019	—
David M. Denton	890	—
Susan Desmond-Hellmann, M.D., M.P.H.	3,408 [2]	14,949 [4]
Mikael Dolsten, M.D., Ph.D.	86,403 [3]	415,213 [5]
Joseph J. Echevarria	—	86,802 [4]
Scott Gottlieb, M.D.	4,000	19,935 [4]
Helen H. Hobbs, M.D.	—	93,448 [4]
Susan Hockfield, Ph.D.	—	16,457 [4]
Angela Hwang	47,355 [2][3]	38,703 [5]
Dan R. Littman, M.D., Ph.D.	—	34,425 [4]
Shantanu Narayen	—	113,786 [4]
Suzanne Nora Johnson	10,000	86,890 [4]
William Pao, M.D., Ph.D.	—	39,953 [5]
James Quincey	—	27,027 [4]
James C. Smith	3,542 [2]	101,393 [4]
All Directors and Executive Officers as a Group (22)	**1,110,282**	**1,970,933**

* Effective May 1, 2022, Mr. D'Amelio ceased serving as an executive officer.

(1) Individuals beneficially own less than one percent (1%) of our common stock outstanding.

(2) Includes the following shares held in the names of family members or trust: Mr. Blaylock, 4,750; Dr. Desmond-Hellmann, 3,408; Ms. Hwang, 8,532; and Mr. Smith, 1,542 shares. Mr. Blaylock, Ms. Hwang and Mr. Smith disclaim beneficial ownership of such shares.

(3) Includes shares credited under the Pfizer Savings Plan and/or deferred shares relating to previously vested awards under Pfizer's share award programs.

(4) Represents stock units (each equivalent to a share of Pfizer common stock) under our Director compensation program (see "*Non-Employee Director Compensation*" above).

(5) Includes stock units (each equivalent to a share of Pfizer common stock) to be settled in cash following the officer's separation from service, held under the Pfizer Supplemental Savings Plan (PSSP) and/or the Pfizer Deferred Compensation Plan (DCP). The PSSP and the DCP are described later in this Proxy Statement. Also includes the following PTUs (each equivalent to a share of Pfizer common stock) as of January 31, 2023: Dr. Bourla, 222,328 PTUs; and Dr. Dolsten, 336,145 PTUs; and the following RSUs (each equivalent to a share of Pfizer common stock) that will vest on March 31, 2023: Dr. Pao, 39,953. This column does not include the following stock appreciation rights in the form of TSRUs as of January 31, 2023: Dr. Bourla, 3,839,391; Mr. Denton, 151,016; Dr. Dolsten, 1,047,279; and Ms. Hwang, 1,182,395, of which 77,305 settled in February 2023. The settlement amounts described in the previous sentence include dividend equivalents in the settlement calculations. See "*Compensation Tables—2022 Outstanding Equity Awards at Fiscal Year-End Table*" and "*—Estimated Benefits upon Termination Table*" for a discussion of the vesting of RSUs, TSRUs and PTUs.

Beneficial Owners

The following table shows only persons or entities known by us to be a beneficial owner of more than 5% of our common stock:

Name and Address of Beneficial Owner	Shares of Pfizer Common Stock	Percent of Class
The Vanguard Group[1] 100 Vanguard Boulevard Malvern, PA 19355	501,636,220[1]	8.94%
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	442,868,761[2]	7.90%
State Street Corporation[3] State Street Financial Center One Lincoln Street Boston, MA 02111	284,943,697[3]	5.08%

(1) The information is based solely on a Schedule 13G/A filed by Vanguard on February 9, 2023 (the Vanguard 13G/A). According to the Vanguard 13G/A, includes sole voting power with respect to 0 shares, shared voting power with respect to 7,882,911 shares, sole dispositive power with respect to 477,690,927 shares, and shared dispositive power with respect to 23,945,293 shares.

(2) The information is based solely on a Schedule 13G/A filed by BlackRock on February 3, 2023 (the BlackRock 13G/A). According to the BlackRock 13G/A, includes sole voting power with respect to 402,717,540 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 442,868,761 shares, and shared dispositive power with respect to 0 shares.

(3) The information is based solely on a Schedule 13G/A filed by State Street on February 7, 2023 (the State Street 13G/A). According to the State Street 13G/A, includes sole voting power with respect to 0 shares, shared voting power with respect to 210,524,887 shares, sole dispositive power with respect to 0 shares, and shared dispositive power with respect to 284,152,008 shares.

Item 2
Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm (the firm). The Committee conducts a comprehensive annual evaluation of the firm's qualifications, performance and independence. It considers whether the firm should be rotated and considers the advisability and potential impact of selecting a different firm. In evaluating and selecting the company's firm, the Committee considers, among other things, historical and recent performance of the current firm, an analysis of known significant legal or regulatory proceedings related to the firm, external data on audit quality and performance, including recent Public Company Accounting Oversight Board (PCAOB) reports, industry experience, audit fee revenues, firm capabilities and audit approach, and the independence and tenure of the firm. The Committee also annually evaluates the firm's commitment to diversity and inclusion, as well as how its values align with Pfizer's values — courage, excellence, equity, and joy.

The Audit Committee selected, and the Board of Directors ratified the selection of, KPMG LLP (KPMG) as our firm for 2023. We have not been able to determine the specific year that KPMG or its predecessor firms began serving as our auditor; however, we are aware that KPMG or its predecessor firms have served as our auditor since at least 1942.

In accordance with SEC rules and KPMG policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide audit services to our company. For lead and concurring review partners, the maximum number of consecutive years of service in that capacity is five years. The process for selection of the lead audit partner under this rotation policy involves a meeting between the Chair of the Audit Committee and the candidate for the role, as well as discussion by the full Committee and with management.

The Audit Committee and the Board of Directors determined that the continued retention of KPMG as our firm is in the best interest of Pfizer and our shareholders, and we are asking our shareholders to ratify the selection of KPMG as our firm for 2023. Although ratification is not required by our By-laws or otherwise, the Board is submitting the selection of KPMG to our shareholders for ratification because we value our shareholders' views on our firm and as a matter of good corporate practice. In the event that our shareholders fail to ratify the selection, it will be considered a recommendation to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee may in its discretion select a different firm at any time during the year if it determines that such a change would be in the best interests of Pfizer and our shareholders.

Representatives of KPMG will attend the Annual Meeting to answer questions and will have the opportunity to make a statement if they desire to do so.

 Your Board of Directors recommends a vote **"FOR"** the ratification of KPMG LLP as independent registered public accounting firm for 2023.

Audit and Non-Audit Fees

The following reflects KPMG fees for the audit of our financial statements for the years ended December 31, 2022 and 2021, and fees billed for other services rendered by KPMG during those periods.

	2022 ($)	2021 ($)
Audit fees[1]	25,234,000	29,606,000
Audit-related fees[2]	1,349,000	920,000
Tax fees[3]	1,737,000	2,712,000
All other fees[4]	—	—
Total	28,320,000	33,238,000

(1)   Principally for audit work performed on the consolidated financial statements and internal control over financial reporting, as well as statutory audits. The decrease in audit fees in 2022 was primarily due to non-recurrence of fees for strategic initiatives.

(2)   Principally related to audits of employee benefit plans.

(3)   Principally for services related to tax compliance and reporting and analysis services.

(4)   KPMG did not provide any "other services" during the period.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

Consistent with requirements of the SEC and the PCAOB regarding auditor independence, the Audit Committee has responsibility for appointing, setting the compensation of and overseeing the performance of the firm. In recognition of this responsibility, the Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the firm.

Prior to engagement of the firm for the next year's audit, management submits for Audit Committee approval a list of services and related fees expected to be rendered during that year within each of the following categories of services:

Services	Description
Audit services	These services include audit work performed on the financial statements (including financial statements prepared in connection with strategic transactions) and internal control over financial reporting, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.
Audit-related services	These services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.
Tax services	These include all services, except those services specifically related to the audit of the financial statements that are included in the first category, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax-related activities, primarily in the area of corporate development; supporting other tax-related regulatory requirements; and tax compliance and reporting.
All other services	These are services not captured in the audit, audit-related or tax categories. Pfizer generally does not request such services from the firm.

Prior to engagement, the Audit Committee pre-approves services within each category, and the fees for each category are budgeted. The Committee requires the firm and management to report actual versus budgeted fees periodically by category of service. During the year, circumstances may arise when it may become necessary to engage the firm for additional services not contemplated in the original pre-approval. In those instances, the Committee requires specific pre-approval before engaging the firm.

The Committee may delegate pre-approval authority to one or more of its members who must report, for informational purposes only, any pre-approval decisions to the Committee at its next scheduled meeting.

Audit Committee Report

The Audit Committee reviews Pfizer's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

The Committee met and held discussions with management and the independent registered public accounting firm (the firm) regarding the fair and complete presentation of Pfizer's results and the assessment of Pfizer's internal control over financial reporting. We discussed significant accounting policies applied in Pfizer's financial statements, as well as, when applicable, alternative accounting treatments, and critical audit matters addressed during the audit. Management represented to the Committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee reviewed and discussed the consolidated financial statements with management and the firm. The Committee discussed with the firm matters required to be discussed under applicable Public Company Accounting Oversight Board (PCAOB) and U.S. Securities and Exchange Commission standards.

In addition, the Committee reviewed and discussed with the firm its independence from Pfizer and its management. As part of that review, we received the written disclosures and the letter required by applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and the Committee discussed the firm's independence from Pfizer.

We also considered whether the firm's provision of non-audit services to Pfizer is compatible with the auditor's independence. The Committee concluded that the firm is independent from Pfizer and its management.

As part of our responsibilities for oversight of Pfizer's Enterprise Risk Management program, we reviewed and discussed company practices with respect to risk assessment and risk management, including discussions of individual risk areas, as well as an annual summary of the overall program.

The Committee discussed with Pfizer's Internal Audit Department and the firm the overall scope of and plans for their respective audits. The Committee meets with the Chief Internal Auditor, Chief Compliance, Quality and Risk Officer and representatives of the firm, in regular and executive sessions, to discuss the results of their examinations, the evaluations of Pfizer's internal controls, and the overall quality of Pfizer's financial reporting and compliance programs.

In reliance on the reviews and discussions referred to above, the Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in Pfizer's Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the U.S. Securities and Exchange Commission. The Committee has selected, and the Board of Directors has ratified, the selection of the firm for 2023.

THE AUDIT COMMITTEE

Suzanne Nora Johnson, Chair

Ronald E. Blaylock

Joseph J. Echevarria

James C. Smith

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

Item 3

2023 Advisory Approval of Executive Compensation

Our executive compensation program aligns interests of participants, including key executives, with the long-term interests of our shareholders; attracts, retains and motivates participants, including key executives, to drive our business and financial performance; and links a significant portion of the individual's executive compensation to the achievement of pre-established performance metrics directly tied to our business goals and strategies.

The Compensation Committee believes that Pfizer's pay-for-performance executive compensation program is consistent with the goals of its executive compensation philosophy to drive performance and increase shareholder value. This philosophy is intended to align each executive's compensation with Pfizer's short- and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives crucial to our long-term success.

In accordance with this philosophy, our executive compensation program delivers a significant portion of the total compensation opportunity for each of our executives (including the Named Executive Officers, or NEOs) as long-term compensation directly tied to Pfizer's total shareholder return and other performance factors that measure our progress against our strategic goals and operating plans, as well as individual performance. Additionally, in setting target levels of compensation and the value and level of award opportunities, the Compensation Committee considers the median compensation values of our Pharmaceutical Peer and General Industry Comparator Groups.

2022 Advisory Vote on Executive Compensation

Our executive compensation program received significant shareholder support and was approved, on an advisory basis, by 92.7% of the votes cast at the 2022 Annual Meeting. Our Compensation Committee and the other members of our Board believe that this level of approval of our executive compensation program indicates our shareholders' strong support of our compensation philosophy and goals. The consistent high level of support from our shareholders over the past several years is indicative of our Compensation Committee's commitment to compensating our executives in a manner that effectively links pay and performance. We believe it is also reflective of market best practices, strong shareholder engagement and continuously striving to enhance our programs by ensuring they align with our evolving strategic priorities, market trends and reflect feedback received from our shareholders.

2022 Pay-for-Performance

In 2022, we set new records with our financial performance and made significant progress in advancing our R&D pipeline. We made record investments for Pfizer into R&D that resulted in advancing multiple scientific programs, and filed regulatory submissions seeking approval for new medicines and vaccines, several of which are expected to potentially deliver more than $1 billion in annual peak revenue, if approved. Further, our pipeline and portfolio were enhanced through the completion of certain significant business development transactions. In addition, we continued to focus on our ESG goals. Given our strong performance during 2022, the Committee believes that the compensation of our NEOs for 2022 is reasonable and appropriate, aligned with the performance of our company and designed to ensure that our executive's interests align with shareholders' interest.

In deciding how to cast your vote on this proposal, the Board requests that you consider the structure of our executive compensation program in connection with our 2022 performance, which is more fully discussed in the Compensation Discussion and Analysis section. The Compensation Discussion and Analysis section also contains more details about how we implement our philosophy and goals, and how we apply these principles to our compensation program. In particular, we discuss how we set compensation targets and other objectives and evaluate performance against those targets and objectives to ensure that performance is appropriately rewarded. Please see the "*Compensation Discussion and Analysis*" section for additional information.

2023 Advisory Vote on Executive Compensation

The Board is presenting this proposal, which gives shareholders the opportunity to endorse or not endorse our executive pay program, on an advisory basis, by voting "FOR" or "AGAINST" (or abstaining from voting on) the following resolution:

"RESOLVED, that the shareholders of Pfizer Inc. approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this Proxy Statement."

Although the advisory vote is non-binding, the Board values shareholders' opinions and our Compensation Committee will review the results of the vote and will consider shareholders' concerns and take into account the outcome of the vote when considering future decisions concerning our executive compensation program.

 Your Board of Directors recommends a vote **"FOR"** the approval, on an advisory basis, of the compensation of the Company's named executive officers.

Item 4

Advisory Vote on Frequency of Future Advisory Votes to Approve Executive Compensation

In addition to seeking our shareholders' advisory vote on the compensation of our Named Executive Officers, we are presenting the following proposal, which gives shareholders the opportunity to vote, on a non-binding, advisory basis, for their preference as to how frequently we should seek future advisory votes on the compensation of our Named Executive Officers. Through voting on this proposal, shareholders may indicate whether they would prefer that we conduct future advisory votes on executive compensation every year, every two years or every three years. For the reasons discussed below, the Board of Directors recommends that advisory votes on executive compensation take place every year.

Since 2011, we have held our advisory vote on executive compensation annually, consistent with the views of our shareholders expressed in 2011 and 2017. The Board recommends that the advisory vote on executive compensation continue to be held every year so that shareholders may continue to provide timely, direct input on our executive compensation program. The Board believes that an annual vote is consistent with the company's efforts to engage in an ongoing dialogue with shareholders on executive compensation and corporate governance matters.

Although the frequency vote is non-binding, the Compensation Committee and the Board will review the results of the vote. Consistent with Pfizer's record of shareholder responsiveness, they will consider shareholders' views and take them into account in determining the frequency of future advisory votes on executive compensation.

 Your Board of Directors recommends that shareholders vote **in favor of "1 YEAR"** on the proposal concerning the frequency of future advisory votes on executive compensation.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis section of Pfizer's 2023 Proxy Statement. Based on our review and discussions, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Pfizer's 2023 Proxy Statement.

THE COMPENSATION COMMITTEE

James C. Smith, Chair

Ronald E. Blaylock

James Quincey

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) describes Pfizer's executive compensation program for 2022 and certain elements of our 2023 program. It explains how the Compensation Committee of the Board (the Committee) made 2022 performance year compensation decisions for our executives, including the following Named Executive Officers (NEOs).

Albert Bourla, DVM, Ph.D. - Chairman and Chief Executive Officer (CEO)
David M. Denton - Chief Financial Officer (CFO), Executive Vice President (EVP)[1]
William Pao, M.D., Ph.D. - Chief Development Officer (CDO), Executive Vice President (EVP)[2]
Mikael Dolsten, M.D., Ph.D. - Chief Scientific Officer and President, Worldwide Research, Development and Medical (WRDM)
Angela Hwang - Chief Commercial Officer (CCO) and President, Global Biopharmaceuticals Business (GBB)[3]
Frank A. D'Amelio - Former Chief Financial Officer (CFO), Executive Vice President (EVP)[4]

(1)   Effective May 2, 2022, Mr. Denton joined Pfizer as Chief Financial Officer, Executive Vice President.
(2)   Effective March 21, 2022, Dr. Pao joined Pfizer as Chief Development Officer, Executive Vice President.
(3)   Effective October 1, 2022, Ms. Hwang's title became CCO, President, GBB; her prior title was Group President, Pfizer Biopharmaceuticals Group.
(4)   Effective May 1, 2022, Mr. D'Amelio ceased serving as CFO and as an executive officer and terminated employment on November 30, 2022.

Table of Contents

Executive Summary

Pfizer's Executive Compensation: Pay-For-Performance Philosophy

Our executive compensation program is designed to attract and retain highly qualified executives and incentivize them to create value and advance the interests of our shareholders. Pfizer's executive compensation program is consistent with the goals of its executive compensation philosophy to align pay and performance and increase shareholder value. (See "*2022 Milestones*" and "*Our Business and Strategy*" earlier in this Proxy Statement.)

OUR PHILOSOPHY

- Aligns each executive's compensation with Pfizer's short- and long-term performance and provides the compensation and incentives needed to attract, motivate and retain key executives crucial to Pfizer's long-term success,

- Delivers a significant portion of the total compensation opportunity for each of our executives (including the NEOs) as long-term incentives that are directly aligned with shareholders' interests and tied to Pfizer's absolute and relative total shareholder return (TSR) and to other performance factors that measure our progress against the goals of our strategic and operating plans, and

- Benchmarks compensation against that of our Pharmaceutical Peer and General Industry Comparator Groups with consideration of company market capitalization and complexity — as indicated by revenues, range of products, international operations and other factors — to set target levels of compensation and determine the value and level of award opportunities.

2022 NEO Pay Mix

Pfizer's executive compensation program is designed to strengthen the link between pay and performance by having a significant amount of the executives' compensation tied to the achievement of pre-established performance metrics directly related to our business goals and strategies. Using year-end salary and target short- and long-term incentive awards, our pay mix is as follows:

CEO — 2022 TARGET TOTAL DIRECT COMPENSATION



OTHER ACTIVE NEOs — 2022 TARGET TOTAL DIRECT COMPENSATION (AVERAGE)



■ Performance-Based   ☐ Year-End Salary   ■ Annual Short-Term Incentive (Target)   ■ Annual Long-Term Incentive (Target)

Additionally, our stock ownership guidelines promote the alignment of interests with shareholders, by requiring the CEO to own Pfizer stock with a value equal to at least eight times his base salary and for each other NEO to own Pfizer stock with a value equal to at least four times their respective base salary. These guidelines include progressive steps to reach these ownership levels within five years (see "*Stock Ownership and Holding Requirements*" later in this Proxy Statement).

2022/2023 Key Committee Actions

Based on the Committee's annual review and in response to evolving business needs, market best practices, and shareholder outreach and feedback, the Committee took the following actions in 2022 and early 2023 to enhance our executive compensation program:

Environmental, Social and Governance (ESG) Scorecard Incorporated into the Annual Short-Term Incentive Plan (Global Performance Plan (GPP) or Bonus Plan or bonus)	• The Committee is fully committed and supportive of Pfizer's ESG Program. Based on feedback from our shareholders and to incentivize strong performance across our ESG goals, the Committee approved the use of an ESG Scorecard. Effective for the 2022 performance year, this scorecard will be factored into determining the pool funding for the short-term incentive program based on the company's performance against three ESG metrics.
Target Bonus Methodology in the Annual Short-Term Incentive Plan Aligned for All Participants	• The Committee aligned our bonus target methodology for all bonus participants, effective for the 2022 performance year. Annual bonus target amounts are now calculated as a percentage of salary earned by the executive during the year rather than using the salary midpoint for the salary grade. This approach better aligns pay with performance as it will increase the differentiation of pay.
Stock Ownership Guideline Requirement Increased for CEO	• The Committee increased the stock ownership requirement for the CEO to at least eight times (from six times) base salary, effective for 2022.
Executive Severance Policy Adopted	• The Committee adopted an executive severance policy, effective for 2023, which provides that without shareholder approval, cash severance paid to our executives (including the NEOs) cannot exceed 2.99 times the sum of base salary and target bonus. Since 2009, the Executive Severance Plan has provided, and continues to provide, cash severance between 1 and 2 times base salary and target bonus, based on years of service.

Compensation Practices

COMPENSATION RISK ASSESSMENT

As part of our compensation program, we conduct an annual comprehensive assessment of the potential compensation-related risks to Pfizer of the following compensation programs:

Executive Compensation Program. The Committee's independent advisor conducts a risk assessment of the executive compensation program at the direction of, and subject to review by, the Committee. It focuses on (1) ensuring an appropriate balance in our program structure to mitigate compensation-related risk by using an appropriate mix of cash versus stock, short-term versus long-term measurements and financial versus non-financial goals; and (2) best-practice policies to mitigate compensation-related risk including recoupment provisions covering clawbacks and forfeitures, stock ownership guidelines, equity administration rules, and insider-trading and hedging/pledging prohibitions.

Global Compensation Program. An assessment of our global sales-incentive and commission plans is conducted annually by management and reviewed by the Committee and its independent advisor. The assessment takes into consideration the plan metrics, plan participation rates, recovery/clawback provisions and other risk-mitigation factors, as well as the maximum potential payouts.

Based on the results of these assessments, the Committee does not believe that the compensation programs create risks that are reasonably likely to have a material adverse effect on our company.

LEADING COMPENSATION PRACTICES

What We Do	What We Do Not Do
☑ Risk Mitigation	☒ Hedging or Pledging of Pfizer Stock
☑ Compensation Recovery/Clawback	☒ Employment Agreements
☑ Stock Ownership Requirements	☒ Change in Control Agreements
☑ Minimum Vesting Period on Long-Term Incentives	☒ Repricing of Outstanding Long-Term Incentives
☑ 100% Performance-Based Annual Long-Term Incentives	☒ "Gross-Ups" For Excise Taxes or Perquisites
☑ Multiple Metrics across Short-Term and Long-Term Incentive Programs	☒ Provide cash severance exceeding 2.99 times (base salary and target bonus)
☑ Short-Term Incentive Plan with ESG Scorecard metrics	
☑ Robust Investor Outreach	
☑ Independent Compensation Consultant	

Advisory Vote on Executive Compensation and Shareholder Outreach Program

We are committed to open and continued communications with our shareholders and have a robust outreach program. Our executive compensation program has received strong shareholder support of, on average, 94.1% of the votes cast over the past ten years. At the 2022 and 2021 Annual Meetings, it received support of 92.7% and 92.8% of the votes cast, respectively. See "*Shareholder Outreach*" for more information.

Our Committee and the other members of our Board view this consistently high level of support as indicative of our commitment to effectively linking pay and performance. The feedback we received during our shareholder outreach, as well as our shareholders' votes, reflects strong support for our executive compensation program, pay-for-performance compensation philosophy and goals, market best practices and focus on shareholders' interests.



92.7%
Support of 2022
Say-On-Pay Vote

2022 Executive Compensation Program Summary

Element	Type/Form	Performance Measures	Terms	Objectives
Salary	**Cash**	Fixed cash compensation; reviewed annually and adjusted, as appropriate	A fixed amount of compensation for performing day-to-day responsibilities based on market data, job scope, responsibilities and experience. Generally reviewed annually for a potential increase based on a number of factors; including market levels, performance and compensation practices that are equitable within the organization.	Provides competitive level of fixed compensation that helps attract and retain high-performing executive talent.
Annual Short-Term Incentive/ Global Performance Plan (GPP)	**Cash**	Funded based on Pfizer's performance and weighted as follows:	Aggregate pool is funded based on the performance against Pfizer's annual financial goals, the achievement of pre-set pipeline goals and three ESG metrics. Individual awards are based on operating unit/ function and individual performance measured over the performance year.	Provides incentive to executives for achieving short-term results that create sustained future growth potential and long-term shareholder value.
		Metrics		
		Total Revenue (40%)	A leading indicator of performance and value creation; provides a clear focus on growth; an important measure in our industry; understandable with a clear line of sight and employee impact.	
		Adjusted Diluted EPS (40%)	A measure of income that provides focus on profitable growth and expense control; viewed as a strong indicator of sustained performance over the long term; understandable with a clear line of sight and employee impact.	
		Cash Flow from Operations (20%)	A measure that provides focus on generating cash in the short term to fund operations and research and to return funds to shareholders in the form of dividends and share repurchases; focuses managers on expense control and on improving working capital; a strong link to long-term shareholder value creation.	
		Modifiers of up to +/- 30 percentage points (PP): Pipeline Achievement (25 PP) and ESG Scorecard (5 PP)	To recognize the progress and delivery of the R&D pipeline and our progress against three ESG metrics from our ESG Scorecard.	
Annual Long-Term Incentive Compensation (100% Performance-Based Equity)	**5- and 7-Year Total Shareholder Return Units (TSRUs)** Represents 25% (each) of total annual grant value (50% in total)	Absolute TSR	5- and 7-Year TSRUs generally vest three years from the grant date and are settled on the fifth or seventh anniversary of the grant date, respectively. The value earned is equal to the difference between the Settlement Price (the 20-day average of the closing prices of Pfizer common stock ending on the settlement date) and the Grant Price (the closing stock price on the date of grant), plus the value of dividend equivalents accumulated over the term. This value, if any, is converted into shares by dividing it by the settlement price; no value is received if the TSR is negative.	Provides direct alignment with shareholders as awards are tied to absolute TSR.
	Performance Share Awards (PSAs) Represents 50% of total annual grant value	Adjusted Net Income (NI)* and relative TSR	PSAs have a three-year performance period starting on January 1st of the year of grant and generally vest on the third anniversary of the grant with value delivered, if any, based on performance. Paid based on the company's performance against a combination of three one-year adjusted net income* goals, set annually, and relative TSR, as compared to the NYSE Arca Pharmaceutical Index (DRG Index or DRG), over a three-year period. The maximum payout is 200% of target but is capped at target if the TSR for the performance period is negative. The payout range for the operating metric range is 0%-150%, and the relative TSR metric can drive the overall payout range as high as 200%. Dividend equivalents paid during the performance period are applied to the number of shares actually earned under the award. Earned PSAs including the dividend equivalents are paid in cash to active colleagues and in shares to former colleagues.	Provides alignment with shareholders by aligning compensation to operational goals and relative TSR over a three-year performance period.

* Adjusted Net Income, as the PSA performance measure, is defined as U.S. GAAP net income attributable to Pfizer Inc. common shareholders before the impact of amortization of intangible assets, certain acquisition-related items, discontinued operations and certain significant items; and is adjusted to reflect budgeted foreign exchange (FX) rates for the year and further refined to exclude certain other unbudgeted or non-recurring items including acquired in-process research and development expenses.

2022 Executive Compensation Program Summary (continued)

Element	Plan/Program	Terms	Objectives
Retirement	**Pension Plan****	Qualified pension plan provides retirement income for eligible participants based on years of service and final average earnings; frozen as of December 31, 2017.	Provides retirement income based on tenure and compensation, up to Internal Revenue Code (IRC) limits.
	Supplemental Pension Plan**	Non-qualified pension plan provides retirement income relating to compensation in excess of the IRC limitations under the same formula as the qualified pension plan noted above; frozen as of December 31, 2017.	Provides retirement income based on tenure and compensation in excess of IRC limits.
	Savings Plan	A qualified savings plan providing participants with the opportunity to defer a portion of their eligible pay up to the IRC limitations (on a pre-, after-tax or Roth basis) and receive a company matching contribution (i.e., defer 6.0% to receive a 4.5% matching contribution). In addition, since 2018, all participants receive an age- and service-weighted company-provided Retirement Savings Contribution (RSC) (5% to 9% of eligible pay).	Provides retirement benefits through elective deferrals, company matching contributions and RSC, up to IRC limits.
	Supplemental Savings Plan	A non-qualified savings plan providing participants a pre-tax savings opportunity relating to amounts in excess of the IRC limitations under the same formulas/features (matching contributions and RSC) as the qualified savings plan noted above.	Allows for deferrals, company matching contributions and RSC in excess of IRC limits.
Other	**Perquisites**	Certain other benefits provided to executives by the company consisting of limited reimbursement for personal financial planning services, home security and additional security services, as deemed necessary, as well as certain personal travel benefits for the CEO and other NEOs (including other Executive Leadership Team (ELT) members).	Provides additional benefits consistent with competitive practices and safety concerns; increases efficiencies and allows more productive use of NEOs' time, and therefore, greater focus on Pfizer-related activities.

**   Plans were closed to new participants effective January 1, 2011 and benefits were frozen on December 31, 2017 for all participants.

SECTION 1 — Elements of Our Executive Compensation Program

2022 Salaries

The table below shows the annual salaries for our NEOs set by the Committee, which are based on its review of competitive market practices and individual performance:

	Salary*		Increase (%)
Name	2021 ($)	2022 ($)	
A. Bourla	1,700,000	1,750,000	2.9
D. Denton**	N/A	1,250,000	—
W. Pao**	N/A	1,200,000	—
M. Dolsten	1,490,000	1,550,000	4.0
A. Hwang	1,230,000	1,292,000	5.0
F. D'Amelio	1,580,000	1,580,000	—

* Salary is typically approved at the Committee's February meeting of the respective year and effective April 1 of that year.
** Mr. Denton and Dr. Pao's salaries are those set upon their joining Pfizer and were unchanged during the year.

2022 Annual Incentive Award/Global Performance Plan (GPP)

The Committee determined the funding of the annual incentive plan based on the company's performance against three pre-set weighted financial goals tied to Pfizer's annual operating plan; its achievement of pre-set pipeline goals related to sustained portfolio delivery, progress on the ESG Scorecard and consideration of other qualitative factors. Achievement versus our financial goals is measured using the same key operating assumptions as those in our annual budget.[1]

DETERMINING ANNUAL INCENTIVE POOL

The Committee has determined that its evaluation process (illustrated below) provides the appropriate limited flexibility to determine the final GPP pool funding based upon a holistic review of Pfizer's overall performance with a strong focus on financial performance, considering the performance on the pipeline and ESG Scorecard, as well as other qualitative factors. Upon completion of its review, the Committee approved the GPP pool funding.

GPP POOL FUNDING PROCESS



Financial Goals: Committee determined the funding level of the plan using a performance matrix with three financial goals

Pipeline and ESG Scorecard Modifiers and Other Qualitative Factors: Committee considered these factors as modifiers to the funding level calculated using the financial goals

40% Total Revenue
40% Adjusted Diluted EPS
20% Cash Flow from Operations

Up to +/- 30 Percentage Points (PP):
- - - - - - - - - - - - - - - -
+/- 25 PP Pipeline Achievements
+/- 5 PP ESG Scorecard

Adjust +/- depending on the Committee's evaluation of Other Qualitative Factors

For 2022, the CEO allocated the same funding to each operating unit/function.

Leaders significantly differentiated pay to be more closely aligned with individual performance and contributions.

Plan Funding Capped at 200%

(1) Includes budgeted FX rates, business development activity (e.g., acquisitions or divestitures), planned increases in the pricing of our medicines, planned capital allocation activities, such as share repurchases and dividend payments (share repurchases in excess of budgeted amounts are removed from the calculation of the financial results for GPP purposes), and/or other operational factors (e.g., losses of exclusivity), as well as certain other qualitative criteria. In general, legal settlements will remain in the adjusted numbers as part of ordinary course of business. However, anomalous settlements, including but not limited to acquisition-related activities and discontinued operations, are reviewed by the Controller and CFO to determine if they should be treated as a "Certain Significant Item" (CSI). CSI designations are ultimately reviewed by the Compensation Committee and the Board of Directors as part of their review of the financial statements. See *"Financial Measures"* for a comparison of U.S. GAAP revenues and U.S. GAAP diluted EPS and non-GAAP total revenue and non-GAAP Adjusted Diluted EPS for annual incentive purposes, respectively.

The Committee evaluates the selected financial metrics and the modifiers (Pipeline Achievement and ESG Scorecard), as well as other qualitative factors annually considering the following:

- Consistency with best practices in our industry;

- Support of the annual operating plan;

- Reinforcement of Pfizer's portfolio strategy, promotion of decisions and behaviors aligned with maximizing near-term business results while supporting the achievement of the company's long-term goals — while not encouraging unnecessary or excessive risk-taking; and

- R&D modifier measuring achievement on key pipeline goals and a modifier for the ESG Scorecard progress, which both have the potential to drive long-term shareholder value.

Annual Incentives Objectives and Results (For Annual Incentive Purposes)

The selected performance measures are linked to a combination of the Company's annual financial goals and strategic goals that help drive long-term value creation. In the first quarter of 2022, the Committee set the target financial goals and the pipeline achievement matrix for annual incentive purposes, and working in collaboration with management's Sustainability Steering Committee, adopted an ESG Scorecard to use in applying the ESG modifier. The Committee continued to take a rigorous, holistic approach designed to ensure that the financial goals and modifiers (pipeline and ESG) are set at levels to drive strong performance and create long term value. As such, the Committee believes the achievement of the established financial and pipeline goals require exceptional performance and execution without encouraging unnecessary or excessive risk-taking. The Committee then determined that a sufficient degree of stretch existed in the various goals (see "*Determining Annual Incentive Pool*" for additional information).

This multi-factor approach for annual incentive bonus funding provides the Committee with the ability to provide a holistic approach to the process. The following tables outline the 2022 range details (as applicable) and for financial metrics, the applicable 2021 Results.

Financial

Financial Goals — Goals are set utilizing a budgeting approach that considers prior year's performance, expected growth, the impact of business development activities, impact of losses of exclusivity and fluctuations in foreign exchange rates. Given that certain factors can change in any specific period, the Committee believes that in its determination of whether goals are challenging and rigorous, it should consider all relevant factors and not merely a year-over-year comparison. These financial results are different than our results under GAAP.

Financial Objectives / (Weighting) (For Annual Incentive Purposes)	2021 Results ($)	2022 Threshold ($)[1]	2022 Target ($)[1]	2022 Results ($)[1]
Total Revenue[2] (40%)	81.2 billion	94.0 billion	99.0 billion	104.5 billion
Adjusted Diluted EPS[3] (40%)	4.43	5.98	6.41	6.80
Cash Flow from Operations[4] (20%)	32.6 billion	12.1 billion	15.6 billion	29.3 billion

(1) 2022 Threshold, Target, and Results for Annual Incentive Purposes.
(2) Total Revenue for annual incentive purposes is based on budgeted FX rates assumed in each respective year and excludes certain other unbudgeted or non-recurring items. Therefore, 2022 and 2021 results differ from U.S. GAAP revenues of $100.3 billion and $81.3 billion, respectively.
(3) Adjusted Diluted EPS for annual incentive purposes is based on budgeted FX rates assumed in each respective year and excludes certain other unbudgeted or non-recurring items including acquired in-process research and development expenses. See "*Financial Measures*" for a comparison of U.S. GAAP diluted EPS and non-GAAP Adjusted Diluted EPS for annual incentive purposes. See "Non-GAAP Financial Measure: Adjusted Income – Certain Significant Items" in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in Pfizer's 2022 Annual Report on Form 10-K for information about significant substantive and/or unusual items that are evaluated on an individual basis.
(4) 2022 and 2021 Results exclude certain discretionary timing items for compensation purposes (non-GAAP amounts).

NOTE: See "*Financial Measures*" for a comparison of 2022 and 2021 U.S. GAAP revenues and U.S. GAAP diluted EPS and non-GAAP total revenue and non-GAAP Adjusted Diluted EPS for annual incentive purposes, respectively. Adjusted Diluted EPS is defined as U.S. GAAP Diluted EPS excluding amortization of intangible assets, certain acquisition-related items, discontinued operations and certain significant items. Non-GAAP total revenue and non-GAAP Adjusted Diluted EPS for annual incentive purposes are not, and should not, be viewed as substitutes for U.S. GAAP revenues and U.S. GAAP diluted EPS, respectively. For more information on revenues, see "Our 2022 Performance — Revenues" in the MD&A in Pfizer's 2022 Annual Report on Form 10-K.

Non-Financial

Pipeline Achievement Goals — The pipeline goals selected align with the company's end-to-end pipeline development and reinforces Pfizer's portfolio strategy and culture. At the end of the year, the Science & Technology (S&T) Committee of the Board and Portfolio Management Team (PMT) review, pressure test and validate the achievements and provide the Committee with a scoring recommendation based on the performance against each pre-set goal. Using the scoring recommendation as a guideline, the Committee then evaluates the pipeline performance holistically to determine the modifier to be applied.

Pipeline Objectives (For Annual Incentive Purposes)	Performance Range
Pipeline Growth (e.g., organic growth, acquired assets, recent product approvals and robust nature of the pipeline)	Up to +25 PP (Above)
	0 (zero) PP (Target)
	Up to -25 PP (Below)

ESG Scorecard — The three ESG metrics selected align with our strategy and are consistent with key guiding principles. Incorporating ESG into our bonus program amplifies our focus on long-term value creation for our shareholders and incentivizes executives to advance our commitment to equity and long-term sustainability. These key performance indicators are holistic drivers of our future success as a company. The Committee assesses the individual ESG metrics without assigning a particular weight to each goal. Based on the Committee's evaluation of each achievement within the ESG Scorecard, the Committee considers the overall performance to determine a combined modifier score.

ESG Objectives (For Annual Incentive Purposes)	2022 Goals	2022 Results
Percentage of Vice President and higher roles held by women (globally)	43.0 %	43.1 %
Percentage of Vice President and higher roles held by minorities (U.S.)	26.5 %	28.1 %
Greenhouse Gas Emissions (in metric tons)	<1.2M mt	1.14M mt

Final Committee Approved 2022 Bonus Pool Funding of 185%
(Maximum Capped at 200% of target)

2022 ANNUAL INCENTIVE AWARDS

Pfizer had another exceptional year measured by both financial performance, reaching an all-time high in revenue, exceeding $100 billion for the first time in our 174-year history, as well as our impact on the health of patients around the world. We also made significant progress on the product pipeline and progress on the ESG Scorecard. The Committee recognized the performance in 2022 and approved an overall funding of 185% of target based on performance against the funding criteria. The maximum potential individual bonus remains at 250% of target to allow for significant differentiation in recognizing outstanding performance and the overall bonus pool funding remains subject to a cap of 200% of target.

In February 2023, the Committee determined the annual incentive awards for the NEOs for 2022 performance, considering the following:
- Dr. Bourla's performance as Chairman and CEO, with input from the other independent Directors and advice from the Committee's independent compensation consultant.
  - After its review of Dr. Bourla's performance, the Committee approved an award of $7.65 million to reflect his exceptional performance and leadership in 2022 (see "*2022 NEO Performance Summaries*" later in this Proxy Statement).
- Dr. Bourla reviewed with the Committee his 2022 annual incentive award recommendations for each of the other active NEOs, as well as the other ELT members, based on his evaluation of their individual performance and the performance of their respective operating unit/function.

◦ The Committee, with input from the other independent Directors and the Committee's independent compensation consultant, reviewed these recommendations and considered the evaluation of each executive's performance and his or her relative contribution to Pfizer's overall performance, to determine the amounts awarded.

• The independent Directors reviewed and ratified the 2022 annual incentive awards for the CEO and other NEOs, as well as the other ELT members, as approved by the Committee.

Annual incentive award targets and payout ranges for 2022, as well as the actual annual incentive award for each of the NEOs, are:

Name	2022 Salary[1] ($) A	Target Award as a % of Salary[2] B	Target Award ($) C = A x B	Maximum Award[3] ($) D = C x 250%	Actual Award ($)
A. Bourla	1,737,671	200%	3,475,342	8,688,355	7,650,000
D. Denton[4]	835,616	100%	835,616	2,089,040	1,838,355
W. Pao[4]	940,274	90%	846,247	2,115,618	1,565,557
M. Dolsten	1,535,205	100%	1,535,205	3,838,013	3,530,972
A. Hwang	1,276,712	100%	1,276,712	3,191,780	2,936,438
F. D'Amelio[5]	1,445,808	100%	1,445,808	3,614,520	1,445,808

(1) Represents 2022 daily salary earned during the performance period the participant is eligible to participate in the bonus program (GPP).

(2) See "*How We Establish Targets*" for an explanation of how target annual incentive awards are determined.

(3) Maximum award is 250% of the respective individual's target award, subject to rounding.

(4) Bonus is calculated based on the earned 2022 salary (from hire date).

(5) Full year target award was $1,580,000; prorated target award is $1,445,808. Under the terms of the GPP, Mr. D'Amelio was paid a pro-rata bonus at target shortly after his termination date.

2022 Annual Long-Term Incentive Award Program

Pfizer's annual long-term incentive compensation for our NEOs (and the other ELT members) is entirely in the form of performance-based equity-related awards using two vehicles that incentivize long-term value creation:

Type/Weighting	5- and 7-Year Total Shareholder Return Units (TSRUs) (25% each of value at grant)	Performance Share Awards (PSAs) (50% of value at grant)
Program Design (metrics, vesting and objectives)	Deliver value based on long-term alignment with shareholders by linking rewards to absolute TSR over a five- or seven-year period. Vests on the third anniversary of grant; settled on fifth or seventh anniversary of grant	Aligns rewards to both a strategic financial performance metric, NI[1], over three one-year periods and relative TSR[2] performance as compared to the DRG Index over a three-year period. Vests on the third anniversary of grant
Value Delivered	Difference between the Settlement Price[2] and the Grant Price (both as described in the "*Executive Summary*" section of this Proxy Statement), plus dividend equivalents accumulated during the term	Amount earned based on performance (payout range is 0% to 200% of target award value) plus dividend equivalents for the three-year performance period on the shares earned
Formula	(# of TSRUs granted $\times$ [Settlement Price[2] - Grant Price $+$ Dividend Equivalents]) $/$ Settlement Price[2] $=$ Shares delivered[4]	Average of the three annual NI[1] Performance Factors % $+$ 1.5 $\times$ the first 20 percentage point differential between Pfizer's TSR % and DRG Index TSR %[3] $+$ 2.0 $\times$ the differential over 20 percentage points[3] $=$ PSA percentage earned and delivered in cash[5]

(1) Adjusted Net Income, as the PSA performance measure, is defined as U.S. GAAP net income attributable to Pfizer Inc. common shareholders before the impact of amortization of intangible assets, certain acquisition-related items, discontinued operations and certain significant items; and is adjusted to reflect budgeted FX rates for the year and further refined to exclude certain other unbudgeted or non-recurring items including acquired in-process research and development expenses.

(2) The settlement price is the 20-day average of Pfizer's closing stock prices ending on the settlement date of the TSRUs. For PSAs, the TSR is calculated based on the average of the closing stock prices for the 30 (trading) days immediately prior to start and end of each three-year performance period.

(3) Positive or negative adjustment.

(4) No value for TSRUs is received if TSR is negative.

(5) PSA payout is delivered in cash to active colleagues and in shares to former colleagues; payout is capped at target if TSR is negative.

2022 GRANT VALUE OF ANNUAL LONG-TERM INCENTIVE AWARDS

The 2022 grant value of each NEO's regular annual long-term incentive award opportunity was set by the Committee based on competitive market data (targeted to approximate the market median), relative duties and responsibilities, the individual's future advancement potential, the individual's impact on Pfizer's results, and for retention purposes.

These grant values, which differ from the accounting values shown in the "*Summary Compensation Table*," were as follows:

Name[1]	5-Year TSRUs Value[2] ($) (25%)	7-Year TSRUs Value[2] ($) (25%)	PSAs Value[2] ($) (50%)	Total Grant Value of Annual LTI Awards[3] ($)
A. Bourla[4]	4,875,000	4,875,000	9,750,000	19,500,000
D. Denton[5]	1,125,000	1,125,000	2,250,000	4,500,000
M. Dolsten	1,500,000	1,500,000	3,000,000	6,000,000
A. Hwang	1,125,000	1,125,000	2,250,000	4,500,000
F. D'Amelio	1,500,000	1,500,000	3,000,000	6,000,000

(1) Dr. Pao did not receive a 2022 annual long-term incentive award and is not shown in the table above (as discussed elsewhere in this Proxy Statement).

(2) Consistent with historical practice, the grant value is converted into TSRUs and PSAs using the value/closing stock price on the first trading day of the week of grant. The actual value of the grant may differ due to the change in the value of the TSRUs/PSAs between the conversion date and the date of grant.

(3) The amounts shown represent the full value of the annual grant, which is different from the 2022 amount reported in the "*Summary Compensation Table*" which reports the value of TSRUs granted in 2022, and the value of one-third of each of the 2020, 2021 and 2022 PSA grants, in accordance with applicable accounting rules. The Committee considers the full value in its determination of annual compensation.

(4) In recognition of Dr. Bourla's performance and exceptional leadership during 2021, the Committee set his 2022 LTI award at $19.5 million, as disclosed in the 2022 Proxy Statement.

(5) Consistent with the terms of his offer, Mr. Denton received an annual long-term incentive award on May 31, 2022. The award provides the same terms and conditions as the annual February 2022 grant; the grant price of the TSRUs and the grant values were converted into TSRUs and PSAs using the value/closing stock price on May 31, 2022.

PERFORMANCE SHARE AWARDS

PSAs align rewards to both a strategic financial performance metric NI[1], over three one-year periods and relative TSR performance as compared to the DRG Index over a three-year period. The number of PSAs earned at the end of the three-year performance period was determined as set forth below:

2020 PSAs (PERFORMANCE PERIOD 2020-2022)

| Fiscal Year | Metric[1] | NI Goals* ($B) | | | Actual Results | Performance Factor[2]/[3] | Relative TSR Modifier[2]/[3] | | Final 2020 PSA Payout[4] | |
		Threshold ($)	Target ($)	Maximum ($)						
2020	NI & TSR	14.97	15.97	>	$16.73B	150.00%	Pfizer TSR	55.52%	(A)	150.00%
2021	NI & TSR	17.11	18.11	>	$25.24B	150.00%	DRG TSR	47.57%	(B)	11.92%
2022	NI & TSR	36.02	37.02	>	$39.12B	150.00%		7.94%		
								×1.5		
				3-Yr. Avg.		150.00% (A)		11.92% (B)	Payout %	161.92% (C)

PSA Formula:
Average of the three annual (NI) % Performance Factors + ((1.5 x the first 20 percentage points of differential between Pfizer's TSR % – DRG Index TSR %) + (2.0 x the differential over 20 percentage points))

(A) 150.00% + **(B)** (1.5 x (7.94%))= **(C)** 161.92% **Payout**[4]

* The 2020 amounts shown in the table include Upjohn and Meridian Medical results on a basis comparable with the assumptions in the 2020 Target and Threshold.

(1) Adjusted Net Income is defined as U.S. GAAP net income attributable to Pfizer Inc. common shareholders before the impact of amortization of intangible assets, certain acquisition-related items, discontinued operations and certain significant items; and is adjusted to reflect budgeted FX rates for the year and further refined to exclude certain other unbudgeted or non-recurring items including acquired in-process research and development expenses.

(2) The payout range from the operating metric factor is 0% to 150%, with an overall maximum of 200% after the application of the relative TSR modifier. TSR is calculated based on the average of the closing stock prices for the 30 (trading) days immediately prior to start and end of each three-year performance period.

(3) The 2021 PSAs (performance period 2021-2023) and 2022 PSAs (performance period 2022-2024) have not completed the full three-year performance period. The table above shows the final performance factor for each applicable year which overlaps with portions of the three one-year goals for the 2021 PSAs and 2022 PSAs performance period (for 2021 PSAs – fiscal year 2021 and 2022; and for 2022 PSAs – fiscal year 2022).

(4) Payout range 0% to 200%, subject to rounding.

2020 PSA PAYOUT (PERFORMANCE PERIOD 2020-2022)[1]

Name	Target Award At Grant (#)	Actual Award Earned[2] (#)	Actual Award Value[2] ($)
A. Bourla	197,344	355,999	14,517,641
M. Dolsten	75,901	136,922	5,583,672
A. Hwang	60,722	109,539	4,466,984
F. D'Amelio[3]	91,082	164,307	6,700,438

(1) Mr. Denton and Dr. Pao did not receive a 2020 PSA grant.

(2) These amounts, which are rounded, include accumulated dividends on 161.92% of the target award for the three-year performance period. The payouts were denominated in shares and then converted and paid in cash based upon a share price of $40.78 per share on February 27, 2023.

(3) Based on the terms of the program, as Mr. D'Amelio terminated employment on November 30, 2022, his 2020 PSA settlement was distributed in shares (80,427 rounded).

ADDITIONAL BENEFITS AND PERQUISITES

Additional benefit and perquisite programs are provided to the CEO and other NEOs (including other ELT members). A brief description of these programs and further details are included elsewhere in this Proxy Statement.

- Retirement Programs — Provide for retirement income: (1) based on tenure and compensation, through the Pension Plan, and Supplemental Pension Plan (frozen plans) and (2) through an accumulated account based on employee elective deferrals, company matching contributions and the RSC plus investment returns, to the Savings Plan, and Supplemental Savings Plan. These benefits are generally the same as those offered to all other eligible colleagues. (See "*Retirement Benefits*" later in this Proxy Statement.)
- Perquisites — Provide for limited reimbursement for personal financial planning services, certain home security, other security expenses, as deemed necessary and certain personal travel benefits for the CEO and other NEOs (including other ELT members). The Committee believes that these benefits are appropriate and consistent with market practices. (See "*Perquisites*" later in this Proxy Statement.)

2023 Compensation Actions

SALARY, TARGET ANNUAL INCENTIVE AND ANNUAL LONG-TERM INCENTIVE AWARDS

At the February 2023 meeting, the Committee approved April 2023 salaries, 2023 target annual incentives and February 2023 long-term incentive awards, for the NEOs continuing to serve as executive officers in 2023 as follows:

Name	April 1, 2023 Salary ($)	2023 Target Annual Incentive[1][2] (%)	2023 Target Annual Incentive[2] ($)	2023 LTI Award Value[3] ($)	Total Direct Compensation ($)
A. Bourla	1,800,000	200%	3,575,342	18,000,000	23,375,342
D. Denton	1,312,500	100%	1,297,089	4,500,000	7,109,589
W. Pao	1,260,000	90%	1,120,685	3,500,000	5,880,685
M. Dolsten	1,612,000	100%	1,596,712	6,000,000	9,208,712
A. Hwang	1,356,600	100%	1,340,671	4,500,000	7,197,271

(1) The Committee evaluated the target annual incentive, and in consultation with the Committee's independent advisor affirmed the target incentive percentages.

(2) Target annual incentive is calculated by multiplying the target incentive percentage by the salary earned during 2023 (estimated for purposes of this table).

(3) These awards included 50% of the award value granted as 5- and 7-Year TSRUs and the remaining 50% granted as PSAs. Consistent with historical practice, long-term incentive award values are converted into units, subject to rounding, using the closing stock price/value on the first trading day of the week of grant. Therefore, the PSA values were converted to units using the closing stock price on February 21, 2023 of $42.70. The 5-Year TSRU values were converted to TSRUs using $10.89 and the 7-Year TSRU values were converted to TSRUs using $12.51, representing the estimated value at grant using the Monte Carlo Simulation model as of February 21, 2023.

SECTION 2 — How We Determine Executive Compensation

Role of the Compensation Committee

The Committee, composed solely of independent Directors, determines the compensation for each of our executives (including the NEOs) and oversees the design and administration of our executive compensation program. Each year, it reviews and performs a comprehensive assessment and analysis of the executive compensation program, including the elements of each NEO's compensation, with input from the Committee's independent compensation consultant. As part of the compensation review, a "tally sheet" for each NEO (and the other ELT members) is provided with the details of the NEO's target and actual total compensation elements, stock ownership, as well as benefits information, accumulated deferred compensation, and outstanding equity award values. The Committee believes that tally sheets are a useful tool in evaluating total compensation in relation to competitive market pay and internal pay equity. The independent Directors review and ratify all decisions by the Committee relating to the compensation of our executives (including the NEOs).

The Committee annually conducts an independence assessment of its advisors including the compensation consultant, consistent with NYSE listing standards and SEC rules governing our Proxy Statement disclosure.

Role of the Independent Compensation Consultant

The Committee continued to utilize Meridian Compensation Partners, LLC (Meridian) as the Committee's independent compensation consultant. The independent compensation consultant advises the Committee on executive compensation matters including current trends and the impact to compensation. The Committee assessed the ongoing engagement of Meridian for 2023 in accordance with our policy on criteria and assessment of the firm's independence and concluded that the engagement of Meridian should continue and does not raise any conflicts of interest or similar concerns.

Fees Paid. The total amount of fees paid to Meridian for services provided to the Compensation Committee in 2022 was $197,411 (including reasonable travel and business expenses, as applicable). In addition, Meridian serves as the independent advisor to the Governance & Sustainability Committee regarding non-employee Director compensation matters, as appropriate, and received $26,967 for services relating to Director compensation for the same time frame.

How We Establish Targets

Target total direct compensation for each executive is intended to approximate the market median (50th percentile of the market), as defined by survey and public data relating to our Pharmaceutical Peers and General Industry Comparator Group. On an annual basis, the Committee reviews the total compensation opportunity of each NEO (as well as the other ELT members). This includes cash compensation (salary and target annual short-term incentive) and target annual long-term incentive compensation, as well as perquisites, retirement benefits and health and insurance benefits. The Committee, with the advice of its independent compensation consultant, then sets each NEO's compensation target for the current year. This generally involves establishing an annual short-term incentive opportunity and a long-term incentive award.

We recognize that while some information is available on the performance of our non-U.S.-based peer companies, the compensation data can be limited in terms of comparable benchmarks and other information compared to peers with U.S. pay models. The Committee utilizes data on the pharmaceutical industry and complex multi-national companies as they provide useful comparative compensation data for our annual benchmarking analysis and are also a source of potential talent for Pfizer.

The following explains the Committee's approach for determining our executive pay targets.

Objective	We target the median compensation values of our peer and comparator groups to help determine an appropriate total compensation level and pay mix for our executives. The groups are selected based on their having comparable scope, complexity, revenue and similar compensation models. We establish a competitive pay framework using our comparator groups' median compensation values, to help determine the optimum pay mix of base pay, annual short- and long-term incentive targets. The framework is a general guide to determine the preliminary salary recommendation, target annual short-term incentive award opportunity, and target annual long-term incentive value for each executive position. In addition to using the peer data for our annual benchmark analysis and as a source for potential talent, the peer data is used to benchmark: • Plan design (both short-term and long-term) • Performance metrics • Perquisites • Share usage • Stock ownership guidelines Note: The actual total compensation and/or amount of each compensation element for an individual executive may be more or less than this median to reflect individual performance, responsibilities, and internal equity, among other factors.
Peers	**2022 Pharmaceutical Peers** (broad mix of large companies from the pharmaceutical industry) **2022 General Industry Comparators** (broad mix of large, non-pharmaceutical, multi-national companies of similar size and complexity)

Pharma* (12 peers)		**General Industry (18 peers)****	
AbbVie Inc.	GSK plc (formerly GlaxoSmithKline plc)	3M Company	Honeywell International Inc.
Amgen Inc.		Abbott Laboratories	IBM Corp.
AstraZeneca PLC	Johnson & Johnson	The Boeing Company	Lockheed Martin Corp.
Bristol-Myers Squibb Company	Merck & Co., Inc.	Caterpillar Inc.	Mondelez International, Inc.
	Novartis AG*	Chevron Corporation	PepsiCo, Inc.
Eli Lilly and Company	Roche Holding AG*	The Coca-Cola Company	Procter & Gamble Co.
Gilead Sciences, Inc.	Sanofi SA*	Comcast Corporation	Raytheon Technologies Corp.
		ConocoPhillips	United Parcel Service, Inc.
		General Electric Company	Verizon Communications Inc.

*   The Committee recognizes that while data are available on the performance of certain of our non-U.S.-based peer companies, the compensation data in some cases are limited in terms of comparable benchmarks and may use different pay models as compared to Pfizer's pay model.
** Effective in 2023, our General Industry Comparators were changed as General Electric Company was removed and ExxonMobil and UnitedHealth Group were added. As a result, for 2023, we have 19 General Industry Comparators.

PFIZER COMPARISON TO PEER GROUP MEDIANS

The table below compares our 2022 revenue, net income and market capitalization to the median 2022 revenue, net income and market capitalization for our Pharmaceutical Peer and General Industry Comparator Groups.

In Billions	Pfizer ($)	Pharmaceutical Peer Group Median** ($)	General Industry Comparator Group Median ($)
Revenue*	100.3	44.4	66.8
Reported Net Income*	31.4	6.6	6.2
Market Capitalization*	237.9	215.2	138.9

*   Revenue and Net Income based on published earnings releases. Market Capitalization as of February 22, 2023.
** Excludes Novartis AG, Roche Holding AG and Sanofi SA.

SECTION 3 — How We Evaluate Performance:

2022 Compensation Decisions

Linking Pay and Performance

This section highlights the Committee's process for its key compensation decisions for 2022.

SETTING PERFORMANCE OBJECTIVES

The performance objectives for the NEOs reflect the goals that the CEO and the Committee believed our executives should focus on during the period in order to achieve Pfizer's business goals, including financial, operating and/or strategic plans. The Committee monitors and reviews the progress on the individual performance objectives (measured on two six-month periods (semester basis)) for our NEOs.

DETERMINING 2022 AWARDS — PAYING FOR PERFORMANCE

The Committee determined the bonus pool funding based on a holistic review of the company's overall performance (see "*2022 Annual Incentive Award/Global Performance Plan (GPP)*"). Based on the Committee's assessment of the NEOs' performance against their objectives, as well as Pfizer's overall performance, the Committee made compensation decisions using its judgment, advice from its independent compensation consultant, and input from the CEO (in the case of the other NEOs), focusing on each NEO's performance against their individual financial and strategic objectives and other performance factors.

NEO PERFORMANCE-YEAR TOTAL DIRECT COMPENSATION (PERFORMANCE-YEAR TDC) AND SUMMARY COMPENSATION TABLE TOTAL DIRECT COMPENSATION (SCT TDC)

The Committee uses a Performance-Year TDC approach to determine the competitiveness of our total direct compensation (TDC) versus peers, and to evaluate the alignment of pay and performance. The compensation decisions for the NEOs reflect their contributions to the company's overall performance and that of their respective role, area and/or function. The table below provides the Performance-Year TDC versus the SCT TDC for the NEOs and is not intended as a substitute for the SCT. The difference between the Performance-Year TDC and SCT TDC, as illustrated below, is attributed to the SCT reporting requirements for PSAs, and other amounts, as applicable, such as change in pension value, cost of security services and sign-on make-up awards. Accounting rules require the PSA grants be reported only after the goals are set (starting with the year of grant) and, due to the use of three one-year goals, the SCT TDC reflects the full value of the TSRU grants and one-third of each outstanding PSA grant related to that goal. The Performance-Year TDC reflects the full value of both the TSRU and the PSA grants.

In recognition of Dr. Bourla's performance and his outstanding leadership including Pfizer's continued response to COVID-19 during 2022, the Compensation Committee with the support of the other independent members of the Board and in consultation with the Committee's independent advisor, awarded him a 2023 LTI award with a grant value of $18.0 million. The Committee and the Board also believe that this grant recognizes Dr. Bourla for his outstanding performance, leadership and focus on Pfizer's long-term strategy and developing our product pipeline, as well as changes to the competitive LTI market levels.

Performance-Year TDC is $27.4 million compared to Dr. Bourla's 2022 SCT TDC value of $33.0 million, with the most significant differences being the impact of his change in pension value of $2.5 million, as a result of Dr. Bourla reaching Rule of 90 during 2022, and the All Other Compensation (AOC) value of $2.3 million, as these are not included in the Performance-Year TDC. The AOC details are included in the SCT footnotes (includes $0.8 million for security services and $1.3 million in Supplemental Savings Plan contributions).

Performance-Year LTI Value is the February 2023 grant of $18.0 million. The accounting value for the LTI awards reported in the SCT ($18.8 million) includes the February 2022 TSRU grants and one-third of the 2020, 2021 and 2022 PSA grants. The TSRU grants made in February 2023 will be reflected in the 2023 SCT and the PSA portion of the LTI award made in February 2023 will be reflected in the SCT over three years (2023, 2024 and 2025).

Name	Performance-Year Compensation[1]				Summary Compensation Table[2]	
	Year-End Salary (A) ($)	Annual Short-Term Incentive Award (paid in 2023) (B) ($)	Annual LTI Award[3] (granted in February 2023) (C) ($)	Total Direct Compensation (D = A + B + C) ($)	Total Direct Compensation[4] (Salary + Bonus + Non-Equity Incentive + equity awards valued on accounting basis) (E) ($)	Total[4] (Total Direct Compensation (E) + Change in Pension Value + All Other Compensation) (F) ($)
A. Bourla	1,750,000	7,650,000	18,000,000	27,400,000	28,210,135	33,017,453
D. Denton	1,250,000	1,838,355	4,500,000	7,588,355	13,921,708	24,444,158
W. Pao	1,200,000	1,565,557	3,500,000	6,265,557	13,503,045	17,264,016
M. Dolsten	1,550,000	3,530,972	6,000,000	11,080,972	11,468,451	12,218,233
A. Hwang	1,292,000	2,936,438	4,500,000	8,728,438	9,072,931	9,746,368

Note: As Mr. D'Amelio ceased serving as an executive officer on May 1, 2022 and terminated employment on November 30, 2022, he is not shown in the table above as he did not receive a long-term incentive award in 2023.

(1)   The performance-year TDC calculation includes the value of the annual long-term incentive grant, attributable to and in consideration of the individual's performance in the performance year (made in the following February), without regard to when the annual LTI performance goals are set for PSAs.

(2)   SCT TDC reflects the grants made during the year for which the applicable performance goals have been set under GAAP rules. The accounting rules provide that PSAs are included when the applicable goals are set; therefore, one-third of the PSAs is included in the SCT TDC in each of the three performance years as a result of the use of three, separately established annual goals.

(3)   Annual LTI Award (column C) amounts represent the 2023 annual LTI award value, which includes the value of the TSRUs and the full PSA grant value, and is reflective of LTI awards associated with the NEO's respective roles. These grant values differ from the accounting values shown in the 2022 SCT.

(4)   SCT TDC (column E) includes salary, bonus, non-equity incentive compensation and equity awards made during the year with their value based on accounting rules (which reflects, as applicable, the TSRUs granted in 2022, and the value of one-third of each of the 2020, 2021 and 2022 PSAs). Dr. Pao did not receive a 2022 annual long-term incentive award. The SCT "Total" (column F) is composed of Total Direct Compensation (column E), plus the change in pension value (frozen in 2017; change is attributed to increase in interest rates, as applicable and for Dr. Bourla attainment of Rule of 90, unreduced pension benefit) and All Other Compensation. Additionally, the SCT includes amounts for bonus and equity awards for Mr. Denton and Dr. Pao which represent part of their make-up awards, as detailed in the "*Leadership Transition*" section elsewhere in this Proxy Statement.

Compensation Actions Relating to the NEOs

The Committee assessed each NEO's 2022 performance based on the contributions made during the months served as an executive officer of the company. The 2022 performance information regarding our NEOs (excluding our Former CFO) is included in the "*2022 NEO Performance Summaries*" section elsewhere in this Proxy Statement. The Committee did not assess Mr. D'Amelio's performance as he ceased to serve as an executive officer on May 1, 2022, and based on the terms of the GPP, he received a prorated target bonus.

Leadership Transition

The company made several leadership changes during 2022:

David M. Denton (CFO, EVP)

Effective May 2, 2022, Mr. Denton joined Pfizer as Chief Financial Officer, Executive Vice President. In determining the compensation package to be offered to Mr. Denton, the Committee; advised by its independent compensation consultant, considered market data of CFO roles within our peer groups, Mr. Denton's target total direct compensation with Lowe's Companies, Inc. (Lowe's) (his then current employer), and the compensation he would forfeit upon his resignation from Lowe's. Based on a review of his potentially forfeited compensation including bonus and outstanding equity awards, using the Lowe's stock price at that time, the Committee estimated potential forfeitures ranging from approximately $21,000,000 to $28,000,000 with the range due to target versus projected performance on his Lowe's performance units.

Following its review, the Committee approved, as disclosed in the company's related Form 8-K filing, a compensation package for Mr. Denton including make-up payments/awards totaling $18,000,000, subject to payback/vesting provisions intended to be substantially similar to the vesting of the forfeited Lowe's awards. Mr. Denton's base salary was set at $1,250,000, with an annual short-term incentive opportunity of 100% of his annual base salary (prorated for 2022, for the portion of the year worked).

As discussed above, to replace certain forfeited compensation from Lowe's, the company provided make-up awards totaling $18,000,000 as follows:

- One-time cash payment of $5,000,000 (subject to repayment if Mr. Denton voluntarily terminates his employment with Pfizer prior to the one-year anniversary of his start date).
- RSU grant with a grant value equal to $3,250,000, subject to vesting.
- Credit to the Pfizer Supplemental Savings Plan (PSSP) (an unfunded, unsecured non-qualified deferred compensation plan) of $9,750,000, subject to vesting.

The RSU grant will vest 50% on each of the first and second anniversary of the grant date (May 31, 2022) and the credit to the PSSP will vest 50% on each of April 1, 2023, and April 1, 2024. The RSU grant and credit to the PSSP will each be subject to the respective plan's terms and conditions and will both fully vest in the event of Mr. Denton's termination due to death, disability, or involuntary termination without Cause (as such term is defined in the Executive Severance Plan).

The Committee believes that the compensation package for Mr. Denton, including the make-up awards described above, is appropriate and consistent with good compensation and governance practices.

Dr. William Pao (Chief Development Officer, EVP)

Effective March 21, 2022, Dr. Pao joined Pfizer as Chief Development Officer (CDO), Executive Vice President. In determining the compensation package offered to Dr. Pao, the Committee, advised by its independent compensation consultant, considered market data of CDO roles within our pharmaceutical peer group, Dr. Pao's target total direct compensation with Roche (his then current employer), and the compensation he would forfeit upon his resignation from Roche. Based on a review of his potentially forfeited compensation, including outstanding equity awards, using Roche's then current stock price, projected payouts, and the foreign exchange rate between Swiss Francs and U.S. Dollars, the Committee estimated forfeitures on equity awards of approximately $9,200,000.

Following its review, the Committee approved a compensation package for Dr. Pao including make-up payments/awards to replace the value of his forfeited equity awards totaling $9,000,000 (as described below). The vesting schedule detailed below was intended to be substantially similar to the vesting of the Roche forfeited long-term incentive awards. Dr. Pao's base salary was set at $1,200,000, with an annual short-term incentive opportunity of 90% of his annual base salary (prorated for 2022, for the portion of the year worked).

As discussed above, to replace certain forfeited compensation from Roche, the company provided make-up awards totaling $9,000,000 as follows:

- RSU grant with a grant value equal to $6,000,000, subject to vesting.
- Credit to the PSSP of $3,000,000, subject to vesting.

The RSU grant and credit to the PSSP will vest one-third on each of March 31, 2023, 2024 and 2025. The RSU grant and credit to the PSSP will each be subject to the respective plan's terms and conditions and will both fully vest in the event of Dr. Pao's termination due to death, disability, or involuntary termination without Cause.

In addition, in lieu of providing a 2022 annual long-term incentive award to Dr. Pao (for reference purposes his 2023 award grant value was $3,500,000), in consideration of a potential loss of retirement benefits under Roche's Swiss defined benefit plan and as an inducement for him to join Pfizer, Dr. Pao received a sign-on cash payment of $5,000,000 (the Sign-on Payment). The Sign-on Payment is subject to repayment in full or at the 50% level, if Dr. Pao voluntarily terminates his employment with Pfizer prior to March 21, 2023, or March 21, 2024, respectively.

The Committee believes that the compensation package for Dr. Pao, including the make-up awards described above, is appropriate and consistent with good compensation and governance practices.

Frank A. D'Amelio (former CFO, EVP)

During 2021 and into early 2022, Pfizer announced several changes to its Executive Leadership Team, including the November 2021 decisions to separate the CFO and EVP Global Supply responsibilities, then held by Frank D'Amelio, and to commence a search for a new CFO. The announcement included the appointment of Michael McDermott as the new Chief Global Supply Officer, EVP, effective January 1, 2022 and noted that Mr. D'Amelio would continue to serve as CFO until a successor CFO was appointed (see "*Leadership Transition*" - David M. Denton, (CFO, EVP) above).

As a result of the reorganization decisions made by the company described above, and given his involuntary termination without Cause, Mr. D'Amelio was entitled to severance benefits under the terms of the Executive Severance Plan. Mr. D'Amelio remained an employee of Pfizer serving as a Special Advisor for transition purposes until his employment was terminated on November 30, 2022.

Mr. D'Amelio's severance payment was calculated using the plan's regular formula (greater of 13 weeks' pay plus 3 weeks' pay for each complete year of service or one year's pay with pay defined as salary and target bonus). Based on his 15 completed years of service, Mr. D'Amelio was entitled to 58 weeks' pay or $3,524,615 as his cash severance. Pursuant to the terms of the Executive Severance Plan, the severance will be paid as a lump sum in the seventh month following his termination. Outstanding equity awards held by Mr. D'Amelio will be treated in accordance with the terms of the grants and based on Mr. D'Amelio's age and years of service, he will receive retirement treatment under the equity plan and other benefit plans. Each of the benefits Mr. D'Amelio has received or will receive, is consistent with the terms of the respective plan or program and no enhanced treatment was provided in connection with his separation.

2022 NEO Performance Summaries

The following is a summary of each NEO's individual accomplishments for 2022.

Albert Bourla, DVM, Ph.D.
Chairman and CEO

Through Dr. Bourla's leadership and strategic insight, Pfizer delivered a strong year in 2022. He has led the company through its continued response to COVID-19 and guided us on delivering on our purpose: *Breakthroughs that changes patients' lives.*

- Treated more than an estimated 1.3 billion patients (globally)* with our medicines and vaccines in 2022.
- Achieved a record high for Pfizer's revenues of $100.3 billion, which represents operational revenue growth of 30%.**
- Accelerated the research pipeline contributing to the anticipated launch of up to 19 new products or indications in the market through the first half of 2024 – including the five which have already begun co-promotion or commercialization in 2022.***
- Completed four business development transactions that contribute to our goal to achieve $25 billion in 2030 risk-adjusted revenues from business development activity.
- Launched An Accord for a Healthier World, a breakthrough initiative designed to help close the health equity gap for 1.2 billion people living in 45 lower-income countries.
- Pfizer experienced strong rankings in reputational polls published during 2022, notably being ranked #1 for the first time ever among big pharma companies in the PatientView Global Survey.

* The patients treated metric is calculated from Pfizer and third-party datasets. Figures may be limited given the coverage provided by external sources (e.g., calendar duration, geographic and product coverage). Numbers are estimates and in some cases use global volume, daily dosage and number of treatment days to facilitate calculations. Methodologies to calculate estimates may vary by product type given the nature of the product and available data. Patients taking multiple Pfizer products may be counted as multiple patients towards total. Numbers include estimated patient counts from U.S. Patient Assistance Programs, ex-U.S. access & affordability programs, product donations and Global Commercial Access Partnerships (this does not include An Accord for a Healthier World). Historical estimates may periodically be subject to revision due to restatements in the underlying data source.

** For more information on the company's revenue performance, see "Our 2022 Performance — Revenues" in the MD&A in Pfizer's 2022 Annual Report on Form 10-K.

*** Expected launches and timing subject to, among other risks, assumptions and uncertainties, clinical trial and regulatory success and availability of supply.

David M. Denton
CFO, EVP

Since May 2022, Mr. Denton played a key role in driving our strong financial results. Collectively, on a full year basis for 2022, the company:

- Met its revenue guidance, exceeded its adjusted diluted EPS guidance and generated approximately $29.3 billion of operating cash flow.
- Returned $11.0 billion to shareholders through cash dividends and share repurchases.
- Received a $4.0 billion pre-separation dividend in connection with GSK plc's demerger of the Consumer Healthcare joint venture, which became Haleon plc.
- Reinvested capital into initiatives intended to enhance the future growth prospects of the company, including $11.4 billion in internal research and development projects and approximately $26 billion invested in completed business development transactions, net of cash acquired.

William Pao, M.D., Ph.D.
Chief Development Officer, EVP

Dr. Pao was elected as Chief Development Officer effective March 2022 and is responsible for leading the Global Product Development (GPD) organization and advancing Pfizer's mid- to late-stage pipeline of innovative medicines in inflammation and immunology, internal medicine and anti-infectives, oncology, rare disease, and vaccines. Collectively, on a full year basis in 2022, the company:

- Advanced Pfizer's innovative pipeline by delivering 8 regulatory approvals, 13 submissions and 10 pivotal study starts across all therapeutic areas and successfully integrated pipeline and talent from four business development transactions.
- Improved cycle times from first in human to approval by seven months in 2022, and formulated vision to reduce cycle times significantly further in the next three years aiming to deliver more health solutions to society faster all while maintaining high quality and compliance.
- Deployed novel strategies to make clinical trials even more patient-centric, including the strategic launch of the first sponsor-run patient registry, PfizerLink.
- Progressed our commitment to help reduce health disparities by seeking to ensure that our clinical study populations and regulatory dossiers fully represent the racial and ethnic diversity of the countries where we conduct trials. In 2022, recruitments of Black/African American and Hispanic/Latino(a) participants in Pfizer clinical trials were above the U.S. Census levels.

Mikael Dolsten, M.D., Ph.D.
Chief Scientific Officer and President, WRDM

Dr. Dolsten continued to drive the focus on executing on our robust pipeline and other R&D related initiatives.

- Delivered four regulatory approvals covering rare diseases and internal medicine. Achieved U.S. FDA Emergency Use Authorization (EUA) and full EU approval of the Omicron BA.4/BA.5 COVID-19 mRNA vaccine for the adult and adolescent populations (ages 12+ years) and also the pediatric populations (U.S. FDA EUA and EU conditional marketing authorization (CMA), ages 5–11 years, and U.S. FDA EUA, ages 6 months through 4 years), and achieved full EU approval for the Omicron BA.1 COVID-19 mRNA vaccine for the adult and adolescent populations (ages 12+ years). Delivered seven proof of concept and seven signals of clinical activity for early-stage assets.
- Progressed 60 programs in the pipeline (Phase 1 to registration), with a focus on six key therapeutic areas: inflammation and immunology, internal medicine, oncology, rare diseases, vaccines, and anti-infectives. Achieved 13 positive Phase 3 program readouts.
- Completed four business development transactions that provide access to potential breakthrough technologies/medicines in internal medicine, rare disease, anti-infectives and inflammation and immunology.
- Ensured successful pharmacovigilance and medical support for all Pfizer products and clinical programs.

Angela Hwang
Chief Commercial Officer and President, Global Biopharmaceuticals Business*

Ms. Hwang continued to strengthen the commercial business that strives to deliver transformational medicines to address global health priorities and advance innovative access partnerships with payers and governments around the world.

- Contributed towards a record-high $100.3 billion in revenues for Pfizer, which represents operational revenue growth of 30%.**
- Delivered four regulatory approvals covering rare diseases and internal medicine and completed four business development transactions that provide access to potential breakthrough technologies/medicines in internal medicine, rare disease, anti-infectives and inflammation and immunology.
- Achieved U.S. FDA EUA and full EU approval of the Omicron BA.4/BA.5 COVID-19 mRNA vaccine for the adult and adolescent populations (ages 12+ years) and also the pediatric populations (U.S. FDA EUA and EU CMA, ages 5–11 years, and U.S. FDA EUA, ages 6 months through 4 years), and achieved full EU approval for the Omicron BA.1 COVID-19 mRNA vaccine for the adult and adolescent populations (ages 12+ years).
- Launched An Accord for a Healthier World, a breakthrough initiative designed to help close the health equity gap for 1.2 billion people living in 45 lower-income countries.

* Effective October 1, 2022, Ms. Hwang's title became CCO, and President, GBB; her prior title was Group President, Pfizer Biopharmaceuticals Group.
** For more information on the company's revenue performance, see "Our 2022 Performance — Revenues" in the MD&A in Pfizer's 2022 Annual Report on Form 10-K.

SECTION 4 — Benefit Programs

The following outlines some of our benefit programs available to eligible U.S.-based colleagues, including eligible NEOs (unless otherwise noted):

Plan/Eligibility	Description of Benefit
Pension and Savings Plans: • Pension Plan (qualified defined benefit pension plan (frozen*)) • Supplemental Pension Plan (non-qualified plan (frozen*)) • Savings Plan (qualified defined contribution savings plan) • Supplemental Savings Plan (non-qualified plan) * Benefits under the Pension Plan and Supplemental Pension Plan were frozen in 2017 for all participants, although participants may continue to grow into retirement plan milestones.	All eligible colleagues earn retirement benefits through age- and service-weighted annual company-provided Retirement Savings Contributions (RSC) (5%-9%) on salary and bonus to the Pfizer Savings Plan (PSP), and, as applicable, to the Pfizer Supplemental Savings Plan (PSSP), in addition to our matching contributions to these plans. The PSP permits eligible U.S. colleagues, including NEOs, to make pre- and after-tax and/or Roth contributions, from their eligible pay, up to certain limits and to receive company matching contributions. We also maintain the PSSP which permits participants, including NEOs, to make pre-tax contributions in excess of IRC limits on qualified plans and provides applicable matching contributions and the RSC for amounts not permitted under the PSP. The provisions and features of the Pension Plan and Supplemental Pension Plan are described in the narrative accompanying the "*2022 Pension Benefits Table*" and the "*2022 Non-Qualified Deferred Compensation Table.*"

All eligible U.S. colleagues accumulate retirement benefits through the savings plans in the form of elective deferrals, matching contributions and/or the RSC.

Insurance Plans Medical, dental, life and long-term disability insurance.	Programs are designed to provide certain basic quality of life benefits and protections to U.S. eligible colleagues, including the NEOs, and at the same time enhance our attractiveness as an employer of choice. The cost of these plans is shared between the colleague and the company. The company cost of coverage for the NEOs ranges up to $27,000 annually based on the coverage selected.
Supplemental Individual Disability Insurance Additional disability insurance coverage.	This is an optional individual disability benefit providing for coverage in excess of the limit provided under the company's group long-term disability plan. Participants pay the full cost of this additional insurance coverage.
Deferred Compensation Executives may elect to defer certain compensation into the Deferred Compensation Plan (DCP).	Annual incentive awards and performance share award settlements may be deferred under the DCP. Deferrals into the DCP may be notionally invested in a selection of investment options, Pfizer stock unit funds, and/or a cash equivalent fund.
Retiree Healthcare Benefits Pfizer maintains post-retirement medical coverage.	Generally, access to post-retirement medical coverage at the colleague's cost is available to active colleagues who are at least age 55 with at least 10 years of service. A retiree medical subsidy is provided to those colleagues with at least 15 years of service (after age of 40). For U.S. eligible colleagues, including the NEOs, the total company-provided subsidy can range from $61,500 to $275,000 (based on service after age 40, subject to a cap of 25 years, and coverage tier). The subsidy may only be used to cover Pfizer's share of the cost. Coverage at the retiree's cost may continue after the subsidy is depleted.
Executive Severance Plan Provides severance benefits to NEOs (and the other ELT members) in the event of involuntary termination of employment without Cause (including position elimination or reorganization-related termination (other than for Cause)). Severance payments and benefits under the Executive Severance Plan are described in "*Estimated Benefits upon Termination Table.*"	Cash severance is equal to the greater of: (a) one times pay (defined as base salary plus target annual incentive), or (b) 13 weeks' pay plus three weeks' pay per full year of service, subject to a maximum of 104 weeks' pay. While the company has adopted a policy that limits cash severance to 2.99 times of base salary and target bonus without shareholder approval, the plan has had, since its adoption in 2009, a cap of 2 year's pay (104 weeks). In addition to the cash severance, participants may continue participation in certain health and insurance benefits at active employee rates for a period of time and receive outplacement assistance.

SECTION 5 — Other Compensation Programs and Policies

Perquisites

We provide a limited number of perquisites to our ELT members, including the NEOs, such as limited personal use of company aircraft, limited reimbursement for certain financial counseling and home security services (plus additional security services, as discussed below) and, solely for the CEO, use of a car and driver (as described below). The transportation benefits provide increased efficiencies and enable more productive use of our executives' time and, in turn, greater focus on Pfizer-related activities. Commencing in 2021 and continuing into 2022, due to the significant ongoing and increased threats, the Committee approved providing personal security to the CEO and other ELT members, as deemed necessary. The Committee believes these perquisites contribute to executive security, recruitment and retention, and are consistent with market practice.

We do not provide tax "gross-ups" for perquisites provided to the NEOs, except in the case of certain relocation expenses (consistent with our relocation policy for U.S.-based colleagues generally). Therefore, executives (including the NEOs) pay applicable taxes due on these perquisites. The Committee reviews and carefully considers the reasonableness of and rationale for providing these perquisites.

Perquisite/Description

Car and Driver

For the CEO:

For security reasons, a car and driver are available to the CEO for personal use (including commuting) and the cost does not need to be reimbursed to the company. Spouse/partner travel is generally considered personal use and the incremental cost of such travel must be reimbursed to the company.

For tax purposes, the cost of the personal use of the car and fuel is imputed as income to the CEO. All taxes on this income are paid by the CEO and no gross-up payment for these taxes is made by the company. Tax regulations provide the cost of the driver is not reportable as income to the CEO as a result of the recommendations contained in an independent, third-party security study.

The unreimbursed incremental cost to the company of personal use of a car and driver by Dr. Bourla in 2022 is reflected in the "All Other Compensation" column in the SCT and the related footnotes.

For the other NEOs:

Cars and drivers are available for business reasons; NEOs (other than the CEO) are required to reimburse the company for personal use of cars and drivers.

Aircraft Usage

For the CEO:

The Board has determined that the CEO must use company-provided aircraft for all air travel, including personal travel, to the maximum extent practicable, based on the recommendations contained in an independent, third-party security study. This study also recommends that the CEO's spouse use company-provided aircraft when accompanying the CEO, to the maximum extent practicable. Personal travel by the CEO is subject to disclosure. Travel by the spouse is generally considered personal use and is subject to taxation and disclosure.

For the other NEOs:

Company aircraft are available for business travel and limited personal travel. Personal use is permitted only with the prior approval of the CEO or his designees and is subject to other limitations. Travel on company aircraft by Pfizer executives to attend boards of directors' meetings at external companies is treated as personal travel. Personal travel by the other NEOs is subject to taxation.

Financial Counseling and Security

We provide an allowance of up to $10,000 per year to the NEOs for financial counseling services, which may include tax preparation and estate planning services. Reimbursement for appropriate home security systems and monitoring charges is provided to the NEOs. Also, Pfizer may, based on the advice from its independent security consultant, and other security experts, provide additional security services for our executives, as deemed appropriate. All taxes applicable to these benefits are paid by the respective executive.

The value of perquisites based on the incremental cost to the company is included in "All Other Compensation" in the SCT as described above and includes the personal use of a company-provided car and driver and aircraft. The incremental cost for personal use of aircraft consists of the variable costs we incurred to operate the aircraft for such use. It does not include fixed or non-variable costs that would be incurred regardless of such personal use, such as crew salaries and benefits, insurance, aircraft purchase or leasing costs, depreciation, and scheduled maintenance.

Tax Policies

Effective January 1, 2018, the exception from the IRC Section 162(m) deduction limit for performance-based compensation was repealed, such that compensation paid to our NEOs in excess of $1.0 million is generally not deductible unless it qualifies for transition relief. The company will utilize the transition relief provisions for eligible compensation to the extent possible. As in prior years, the Committee believes that it is important to continue to maintain flexibility and the ability to pay competitive compensation by not requiring compensation to be deductible.

Equity Award Grant Practices

The Committee approves equity awards to eligible colleagues, including the NEOs, at its February meeting. The awards are ratified by the independent Directors and are granted as of the day of ratification. Equity grants to certain newly hired colleagues, including executive officers, are effective on the last trading day of the month they begin work at Pfizer. Special equity grants to continuing colleagues are effective on the last trading day of the month in which the award is approved or such later date as determined at the time of approval. Where applicable, the exercise/grant price for an award will be equal to the closing market price of our common stock on the grant date. Our equity incentive plan prohibits the repricing or exchange/cash out of equity awards without shareholder approval.

Derivatives Trading/Hedging Policy

Our policy prohibits all employees, including the NEOs, and Directors from purchasing or selling options on our common stock or engaging in short sales of our shares. It also prohibits trading in puts, calls, straddles, equity swaps or other derivative securities including exchange funds, that are directly linked to our common stock (sometimes referred to as "hedging").

Compensation Recovery/Clawback

Our equity and cash incentive awards contain compensation recovery/clawback provisions that authorize the cancellation and/or reduction of outstanding awards and the return of shares and/or cash paid and/or gain realized from an award, if the NEOs, other executives or employees: (i) engage in any activity in competition with the company; (ii) engage in any activity inimical, contrary or harmful to the interests of the company (or directly supervise any employee who engages in such activity) or that violates any company policies; or (iii) disclose or misuse any confidential information or material concerning the company. All equity awards are subject to cancellation or reduction in payout by the Committee during their performance/vesting periods and until they are paid out or settled and for a period of one-year after settlement. Under the terms of the grants, in general, participants will not receive their awards following termination of employment until the original settlement date. In addition, the Compensation Committee may, if permitted by law, make retroactive adjustments to any cash- or equity-based incentive compensation paid to NEOs and other executives upon an accounting restatement resulting from material noncompliance with financial reporting requirements under federal securities law. Where applicable, and as determined by the Committee, we will seek to recover any amounts deemed to have been inappropriately received by any executive officer. These recovery/clawback policies are in addition to any policies or recovery rights provided under applicable law.

Furthermore, in accordance with the terms of the Regulatory and Compliance Committee's (RCC) Charter, if a government or regulatory action occurs that, in the judgment of the RCC, has caused significant financial or reputational damage to the company or otherwise indicates a significant compliance or regulatory issue within the company, then the RCC shall make a written recommendation to the Compensation Committee concerning the extent, if any, to which the incentive-based compensation of any executive, senior manager, compliance personnel and/or attorney involved in the conduct at issue or with direct supervision over an employee that engaged in the conduct at issue should be reduced, extinguished, or recovered.

The company will disclose our decision to take action when required by, and in compliance with, SEC rules and regulations and other applicable laws. In addition, when legally permissible to do so, we will disclose a decision to take action when the facts and circumstances of the matter have been publicly disclosed in the company's filings with the SEC and where disclosure can be made without prejudicing the company and its shareholders.

Stock Ownership and Holding Requirements

Our NEOs are required to maintain certain levels of ownership of Pfizer stock. Effective for 2022, to further strengthen the alignment between our CEO and shareholders and consistent with best practices, the Committee increased the stock ownership requirement for the CEO to at least eight times (from six times) his base salary. Each of the other NEOs is required to own Pfizer common stock with a value equal to at least four times their annual base salary. Ownership includes shares owned directly, plus shares and certain units held through various Pfizer plans and programs.

Our guidelines allow meeting these targets with certain milestones over five years. Until the applicable milestone is reached, the executive must hold and may not sell shares (except to meet tax-withholding obligations). Once the level is met, NEOs must hold and may not sell shares if it would cause their ownership to fall below that level. We believe that these requirements align the interests of our NEOs with those of our shareholders. Additionally, long-term incentive awards continue to vest and settle in accordance with their stated terms following an NEO's retirement, rather than vesting upon retirement, thereby maintaining the alignment with shareholders into retirement.

All of the NEOs, have met the requirements (full or applicable interim) under the guidelines (as noted below).

2022 STOCK OWNERSHIP[1]

Name	Full Guidelines	12/31/2022 Multiple
A. Bourla	8X	16.18
D. Denton[2]	4X	2.59
W. Pao	4X	5.07
M. Dolsten	4X	5.36
A. Hwang[2]	4X	3.39
F. D'Amelio[3]	4X	17.27

(1)   Determined using Pfizer closing stock price, base salary and shares held as of December 31, 2022 (rounded).

(2)   Subject to interim milestone guidelines, which have been met. Mr. Denton and Ms. Hwang are on track to be in compliance with the full guidelines.

(3)   Mr. D'Amelio's stock ownership is as of May 1, 2022 when he ceased serving as an executive officer.

Note: Consistent with our policy prohibiting the pledging of Pfizer stock, none of our NEOs or other executive officers have pledged Pfizer stock as collateral for personal loans or other obligations.

Compensation Tables

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change In Pension Value and Non-Qualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
A. Bourla Chairman and Chief Executive Officer	2022	1,737,500	—	9,296,191	9,526,444	7,650,000	2,473,747	2,333,571	33,017,453
	2021	1,687,500	—	6,180,808	7,050,649	8,000,000	49,901	1,384,361	24,353,219
	2020	1,650,000	—	4,897,817	6,782,951	5,491,800	1,367,780	843,222	21,033,570
D. Denton Chief Financial Officer, EVP[7]	2022	833,333	5,000,000	4,000,012	2,250,008	1,838,355	0	10,522,450	24,444,158
W. Pao Chief Development Officer, EVP[8]	2022	937,500	5,000,000	5,999,988	0	1,565,557	0	3,760,971	17,264,016
M. Dolsten Chief Scientific Officer and President, Worldwide Research, Development and Medical	2022	1,535,000	—	3,471,267	2,931,212	3,530,972	0	749,782	12,218,233
	2021	1,478,750	—	2,531,393	3,021,712	3,250,000	0	633,135	10,914,990
	2020	1,433,750	—	2,110,585	2,608,832	2,600,000	928,638	467,819	10,149,624
A. Hwang Chief Commercial Officer and President, Global Biopharmaceuticals Business[9]	2022	1,276,500	—	2,661,590	2,198,403	2,936,438	0	673,437	9,746,368
	2021	1,220,000	—	1,975,798	2,266,282	2,984,700	0	586,154	9,032,934
	2020	1,142,500	—	1,420,129	2,087,062	2,387,800	405,242	440,714	7,883,447
F. D'Amelio Former Chief Financial Officer, EVP[10]	2022	1,448,333	—	3,703,779	2,931,212	1,445,808	0	1,009,534	10,538,666
	2021	1,571,250	—	2,840,271	3,021,712	2,925,000	32,094	647,000	11,037,327
	2020	1,533,750	—	2,406,437	3,130,596	2,470,000	1,318,297	517,016	11,376,096

(1) **Bonus.** Shown in this column are Mr. Denton and Dr. Pao's one-time sign-on cash payments. See "*Leadership Transition*" section elsewhere in this Proxy Statement.

(2) **Stock Awards.** Represents for each year one-third of the grant date fair value of PSAs granted in that year and the prior two years (e.g., 2022, 2021 and 2020) in accordance with ASC Topic 718.

Consistent with the applicable accounting rules, the amounts listed include one-third of each of these awards, as only the 2022 PSA's first-year goal, 2021 PSA's second-year goal and 2020 PSA's third-year goal of the three-year performance period beginning in 2022 were set in 2022. The maximum potential values of the PSAs at the grant date reflected in February 2022 (using closing stock price of $45.96) based on the units included here (one-third of the grants in 2022, 2021 and 2020) would be as follows (subject to rounding): Dr. Bourla—$18,592,382; Dr. Dolsten—$6,942,534; Ms. Hwang—$5,323,180; and Mr. D'Amelio—$7,407,558. The maximum potential values of the PSA at the grant date reflected in May 2022 (using closing stock price of $53.04) based on one-third of the grant in 2022 for Mr. Denton is $1,499,972. The PSA grant date fair values have been determined using Pfizer's closing stock price on the respective grant date.

However, the Committee considered the full value of the annual LTI award when making the grant, and the below represent the full 2022 grant date fair values (per share/unit) as follow: February 24, 2022 ($45.96) and May 31, 2022 ($53.04), including TSRUs discussed below:

	A. Bourla	D. Denton	M. Dolsten	A. Hwang	F. D'Amelio
A. PSAs at Target ($)	9,427,913	2,250,010	2,900,903	2,175,700	2,900,903
B. TSRUs ($)	9,526,444	2,250,008	2,931,212	2,198,403	2,931,212
C. 2022 LTI Award (Full Grant Date Fair Value) ($) (A + B) (Subject to Rounding)	18,954,357	4,500,018	5,832,115	4,374,103	5,832,115

For Dr. Pao, he did not receive a 2022 annual long-term incentive award. He received a sign-on RSU grant on March 31, 2022 that vests one-third per year on the anniversaries of the grant date. The March 31, 2022 grant date fair value for the RSUs is $51.77. For Mr. Denton, he received a sign-on RSU grant on May 31, 2022 that vests 50% on each of the first and second anniversaries of the grant date. The May 31, 2022 grant date fair value for the RSUs is $53.04. For additional information, see "*Leadership Transition*" section elsewhere in this Proxy Statement.

(3) **Option Awards.** Represents the aggregate grant date fair values of the TSRUs under GAAP. The grant date fair values have been determined in accordance with ASC Topic 718 using the Monte Carlo simulation model, based on the assumptions and methodologies described in our 2022 Annual Report on Form 10-K (Note 13. Share-Based Payments).

(4) **Non-Equity Incentive Plan Compensation.** Represents annual incentive awards, earned under the GPP for the performance year noted and paid to the NEO early in the following year. Mr. D'Amelio, our former CFO, received a prorated annual incentive award in 2022 in accordance to the terms under the GPP.

(5) **Change in Pension Value and Non-Qualified Deferred Compensation Earnings.** Represents the change in the actuarial present value of the NEO's accumulated pension benefits in 2022, 2021 and 2020, as applicable, measured against the prior year's value. The pension amounts reported in the SCT are zero ($0) as the change in value, as applicable, was negative, as follows unless otherwise noted for 2022 and 2021, respectively: Dr. Dolsten—($1,512,532) and ($71,761); Ms. Hwang—($862,403) and ($21,713); and Mr. D'Amelio ($1,228,160) for 2022 only. The 2022 amount for Dr. Bourla reflects his attainment of the "Rule of 90" (age plus service equal to or greater than 90) in 2022. This provides him with an unreduced pension benefit upon his retirement. Further information regarding pension plans is included in the "*2022 Pension Benefits Table*" later in this Proxy Statement. Additionally, the value takes into account as a payment his one-time election of a notional transfer to the Pfizer Supplemental Savings Plan of $12,682,274, which was the present value of his post-2004 Supplemental Pension Plan benefit of July 1, 2022. Net of taxes ($182,270), the amount of the transfer was $12,500,004. See "*The Pension Plan and Supplemental Pension Plan Summary*" later in this Proxy Statement. The pension amount for 2022 represents the difference between the December 31, 2022 and December 31, 2021 present values of age 65 accrued pensions, or the current benefit if the NEO is eligible for an unreduced pension under the Pfizer Consolidated Pension Plan (the Pension Plan or the PCPP) and Pfizer Consolidated Supplemental Pension Plan for U.S. and Puerto Rico Employees (Supplemental Pension Plans), based on the Pension Plan assumptions as of December 31, 2022, as shown below:

    a. Discount Rate: 5.44% for qualified pension plans; 5.41% for non-qualified pension plans.

    b. Lump Sum Interest Rates: For Pfizer Retirement Annuity Plan (the Pfizer Sub-Plan), rates based on implied forward rates developed from the November 2022 full yield curve published by the IRS in December 2022 for Pension Protection Act (PPA) funding calculation purposes, adjusted based on the movement in the Mercer Yield Curve spot rates during December 2022. For Wyeth Retirement Plan U.S. (the Wyeth Sub-Plan), based on Pension Benefit Guaranty Corporation (PBGC) rates derived from 12-year spot rates from the projected full yield curve described in the preceding sentence.

    c. Percent Electing Lump Sum:
       i. 75% relating to the Pfizer Sub-Plan (only applies to the extent the executive is eligible to receive a lump sum).
       ii. 70% relating to the Pfizer benefit formula in the Supplemental Pension Plan.
       iii. 85% relating to the Wyeth Sub-Plan and the Wyeth benefit formula in the Supplemental Pension Plan.

    d. Mortality Table for Lump Sum: Unisex mortality table specified by IRC Section 417(e), with projected mortality improvements.

    e. Mortality Table For Annuities: Pri-2012 annuitant mortality table. No collar adjustments were made for the qualified plans, and a white-collar adjustment was reflected for the non-qualified plans.

    f. Mortality Improvement Scale for Annuities: MMP-2021 projection scale, which assumes an ultimate rate of improvement of 1.2% for ages below 65 and grades linearly to zero at age 115. The grade-down period to the ultimate rate occurs over a 15-year period based on year of birth, with the grade-down period weighted 67% for birth cohorts and 33% for the ultimate rates of improvement.

(6) **All Other Compensation.** Column amounts represent the incremental cost to the company of perquisites, matching contributions, an RSC and other contributions, as applicable, under the Savings Plan and the Supplemental Savings Plan received by each NEO as detailed in the table below:

	Perquisites and Other Compensation					Employer Contributions		
Name	Aircraft Usage ($)	Financial Counseling ($)	Car Usage ($)	Security ($)[a]	Other ($)[b]	Savings Plan ($)[c]	Supplemental Savings Plan ($)[c]	Total ($)
A. Bourla	187,767	10,000	17,990	800,687	2,564	15,250	1,299,313	2,333,571
D. Denton	42,058	10,000	—	3,945	612,281	22,765	9,831,401	10,522,450
W. Pao	—	8,260	—	—	646,586	22,875	3,083,250	3,760,971
M. Dolsten	53,493	10,000	—	39,698	616	39,650	606,325	749,782
A. Hwang	86,393	10,000	—	—	1,782	39,650	535,612	673,437
F. D'Amelio	108,257	10,000	—	304	105,389	39,650	745,934	1,009,534

    a. Due to heightened security risks including threats made against our executives, additional security protection, pursuant to an independent security study and the advice of other security experts, has been provided to certain executives, where deemed appropriate, including some of our NEOs.

    b. Represents the value of incidental items provided in connection with attendance at Pfizer business meetings. Also, includes the nominal values from our colleague-to-colleague recognition program linked to our Pfizer values for all NEOs excluding Mr. Denton. For Mr. Denton and Dr. Pao, includes relocation-related benefits pursuant to our relocation policy of $610,737 and $645,497, respectively. Consistent with our policy for all U.S. relocations, these amounts include certain gross-up payments of $124,134 and $281,548, respectively. Additionally, for Mr. D'Amelio includes accrued unused vacation pay of $105,313.

    c. Under the Savings Plan (up to IRC limits) and Supplemental Savings Plan, our NEOs, consistent with all other participants, are eligible for matching contributions of up to 4.5% of their eligible pay (base salary and bonus) and a retirement savings contribution of 5% to 9% (based on age and service) of eligible pay. Additionally, for Mr. Denton and Dr. Pao, the company contribution includes a make-up award credit to replace certain forfeited compensation from their prior employers, as discussed in the "*Leadership Transition*" section elsewhere in this Proxy Statement.

(7) Effective May 2, 2022, Mr. Denton joined Pfizer as Chief Financial Officer, Executive Vice President, as such he was not an NEO in 2020 and 2021.
(8) Effective March 21, 2022, Dr. Pao joined Pfizer as Chief Development Officer, Executive Vice President, as such he was not an NEO in 2020 and 2021.
(9) Effective October 1, 2022, Ms. Hwang's title became CCO, President GBB; her prior title was Group President, Pfizer Biopharmaceuticals Group.
(10) Mr. D'Amelio ceased serving as an executive officer and CFO on May 1, 2022.

2022 Grants of Plan-Based Awards Table

This table provides additional information about non-equity incentive awards and long-term equity incentive awards granted to our NEOs during 2022. The long-term incentive awards were made under the 2019 Stock Plan and are described in the CD&A section "*Elements of Our Executive Compensation Program*."

Name (A)	Grant Date (B)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares or Units (#)(I)	All Other TSRU Awards: Number of Securities Underlying TSRUs[3][4] (#)(J)	Exercise or Base Price of TSRU Awards ($/Sh)(K)	Grant Date Fair Value of Stock and TSRU Awards[4] ($)(L)
		Threshold ($)(C)	Target ($)(D)	Maximum ($)(E)	Threshold (#)(F)	Target[3] (#)(G)	Maximum (#)(H)				
A. Bourla[5]		0	3,475,342	8,688,355							
	2/24/2022								412,081	45.96	4,767,777
	2/24/2022								362,427	45.96	4,758,667
	2/24/2022				0	202,267	404,534				9,296,191
D. Denton[6]		0	835,616	2,089,040							
	5/31/2022								80,703	53.04	1,125,000
	5/31/2022								70,313	53.04	1,125,008
	5/31/2022							61,275			3,250,026
	5/31/2022				0	14,140	28,280				749,986
W. Pao[7]		0	846,247	2,115,618							
	3/31/2022							115,897			5,999,988
M. Dolsten[8]		0	1,535,205	3,838,013							
	2/24/2022								126,794	45.96	1,467,007
	2/24/2022								111,516	45.96	1,464,205
	2/24/2022				0	75,528	151,056				3,471,267
A. Hwang		0	1,276,712	3,191,780							
	2/24/2022								95,095	45.96	1,100,249
	2/24/2022								83,637	45.96	1,098,154
	2/24/2022				0	57,911	115,822				2,661,590
F. D'Amelio[9]		0	1,445,808	3,614,520							
	2/24/2022								126,794	45.96	1,467,007
	2/24/2022								111,516	45.96	1,464,205
	2/24/2022				0	80,587	161,174				3,703,779

(1) Amounts are the threshold, target and maximum annual incentive award payout for the January 1, 2022 - December 31, 2022 performance period. The actual 2022 payout is reported in the "*Summary Compensation Table*" in the "Non-Equity Incentive Plan Compensation" column.

(2) Amounts are the threshold, target and maximum share payouts under our PSAs. The "target" represents one-third of each of the 2020, 2021 and 2022 PSA grants (as noted earlier in this Proxy Statement). There is no payment for below threshold performance so the amount is zero. See "*SCT footnote 2*" for further information on the full value of the 2022 PSA grant.

(3) Long-term incentive grant values were converted into units using the closing stock price/value on the first trading day of the week of grant. The PSA values were converted using the closing stock price of $47.53 on February 22, 2022; the 5-Year and 7-Year TSRU values using $11.83 and $13.45, respectively, the estimated values using the Monte Carlo Simulation model as of February 22, 2022. Mr. Denton's PSA values were converted using the closing stock price of $53.04 on May 31, 2022; the 5-Year and 7-Year TSRU values using $13.94 and $16.00, respectively, the estimated values using the Monte Carlo Simulation model as of May 31, 2022. PSAs generally vest three years from the grant date. The 5-Year and 7-Year TSRUs also generally vest three years from the grant date and are settled on the fifth or seventh anniversary of the grant date, respectively.

(4) Represent the award values as of the grant date (GAAP and as required under Regulation S-K). The values for the PSAs, 5-Year and 7-Year TSRUs are shown at the respective grant date fair values as of: a) February 24, 2022 of $45.96, $11.57 and $13.13; and b) May 31, 2022 of $53.04, $13.94 and $16.00, respectively, in accordance with ASC Topic 718. The performance-based conditions that apply are discussed in the "*Performance Share Awards*" section detailed earlier in this Proxy Statement.

(5) Dr. Bourla's February 24, 2022 annual grant includes 198,592 TSRUs and 52,598 PSAs which are not eligible for retirement treatment.

(6) Mr. Denton's May 31, 2022 sign-on RSU grant vests 50% on each of the first and second anniversaries of the grant date. The value for the RSUs is at the grant date fair value of $53.04 on May 31, 2022.

(7) Dr. Pao's March 31, 2022 sign-on RSU grant vests one-third per year on the anniversaries of the grant date. The value for the RSUs is at the grant date fair value of $51.77 on March 31, 2022.

(8) Dr. Dolsten's February 24, 2022 annual grant includes 39,718 TSRUs and 10,520 PSAs which are not eligible for retirement treatment.

(9) Mr. D'Amelio's February 24, 2022 annual grants are eligible for retirement treatment based on his departure date of November 30, 2022.

2022 Outstanding Equity Awards at Fiscal Year-End Table

The following table details the outstanding equity awards held by our NEOs as of December 31, 2022.

| Name (A) | Grant Date/ Performance Share Period[1] (B) | TSRU Awards[2] | | | | Stock Awards[2] | | | |
		Number of Securities Underlying Unexercised TSRUs Vested (#)(C)	Number of Securities Underlying Unexercised TSRUs Unvested (#)(D)	TSRU Exercise Price ($)(E)	TSRU Expiration Date (F)	Number of Shares or Units of Stock That Have Not Vested (#)(G)	Market Value of Shares or Units of Stock That Have Not Vested ($)(H)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(I)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(J)
A. Bourla	2/23/2017	127,674		27.34	2/23/2024				
	2/22/2018	238,399		30.17	2/22/2025				
	2/28/2019	379,995		38.71	2/28/2024				
	2/28/2019	320,231		38.71	2/28/2026				
	2/27/2020		582,823	31.31	2/27/2025				
	2/27/2020		499,353	31.31	2/27/2027				
	2/25/2021		491,626	33.82	2/25/2026				
	2/25/2021		424,782	33.82	2/25/2028				
	2/24/2022[4]		412,081	45.96	2/24/2027				
	2/24/2022[4]		362,427	45.96	2/24/2029				
	12/16/2022[3]					89,156	4,568,344		
	12/16/2022[3]					133,172	6,823,759		
	1/1/2020–12/31/2022							197,344	10,111,907
	1/1/2021–12/31/2023							204,320	10,469,357
	1/1/2022–12/31/2024[4]							205,133	10,511,015
D. Denton	5/31/2022		80,703	53.04	5/31/2027				
	5/31/2022		70,313	53.04	5/31/2029				
	5/31/2022					62,283	3,191,381		
	1/1/2022–12/31/2024							42,421	2,173,652
W. Pao	3/31/2022					118,748	6,084,663		

Name (A)	Grant Date/ Performance Share Period[1] (B)	TSRU Awards[2]				Stock Awards[2]			
		Number of Securities Underlying Unexercised TSRUs Vested (#)(C)	Number of Securities Underlying Unexercised TSRUs Unvested (#)(D)	TSRU Exercise Price ($)(E)	TSRU Expiration Date (F)	Number of Shares or Units of Stock That Have Not Vested (#)(G)	Market Value of Shares or Units of Stock That Have Not Vested ($)(H)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(I)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(J)
M. Dolsten	2/27/2020		224,163	31.31	2/27/2025				
	2/27/2020		192,059	31.31	2/27/2027				
	2/25/2021[4]		210,697	33.82	2/25/2026				
	2/25/2021[4]		182,050	33.82	2/25/2028				
	2/24/2022[4]		126,794	45.96	2/24/2027				
	2/24/2022[4]		111,516	45.96	2/24/2029				
	11/11/2021[3]					78,582	4,026,556		
	12/17/2021[3]					73,475	3,764,854		
	3/3/2022[3]					63,548	3,256,203		
	3/3/2022[3]					41,432	2,122,988		
	11/7/2022[3]					50,938	2,610,076		
	11/7/2022[3]					28,170	1,443,424		
	1/1/2020– 12/31/2022							75,901	3,889,172
	1/1/2021– 12/31/2023[4]							87,565	4,486,831
	1/1/2022– 12/31/2024[4]							63,118	3,234,166
A. Hwang	2/25/2016	20,273		22.89	2/25/2023				
	2/23/2017	17,732		27.34	2/23/2024				
	2/22/2018	57,032		30.17	2/22/2023				
	2/22/2018	47,680		30.17	2/22/2025				
	2/28/2019	126,665		38.71	2/28/2024				
	2/28/2019	106,743		38.71	2/28/2026				
	2/27/2020		179,330	31.31	2/27/2025				
	2/27/2020		153,647	31.31	2/27/2027				
	2/25/2021		158,023	33.82	2/25/2026				
	2/25/2021		136,537	33.82	2/25/2028				
	2/24/2022		95,095	45.96	2/24/2027				
	2/24/2022		83,637	45.96	2/24/2029				
	1/1/2020– 12/31/2022							60,722	3,111,370
	1/1/2021– 12/31/2023							65,674	3,365,136
	1/1/2022– 12/31/2024							47,339	2,425,650

Name (A)	Grant Date/ Performance Share Period[1] (B)	TSRU Awards[2]		TSRU Exercise Price ($)(E)	TSRU Expiration Date (F)	Stock Awards[2]			
		Number of Securities Underlying Unexercised TSRUs Vested (#)(C)	Number of Securities Underlying Unexercised TSRUs Unvested (#)(D)			Number of Shares or Units of Stock That Have Not Vested (#)(G)	Market Value of Shares or Units of Stock That Have Not Vested ($)(H)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(I)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(J)
F. D'Amelio	2/25/2016	145,970		22.89	2/25/2023				
	2/23/2017	127,674		27.34	2/23/2024				
	2/22/2018	152,085		30.17	2/22/2023				
	2/22/2018	127,146		30.17	2/22/2025				
	2/28/2019[4]	189,998		38.71	2/28/2024				
	2/28/2019[4]	160,116		38.71	2/28/2026				
	2/27/2020[4]		268,996	31.31	2/27/2025				
	2/27/2020[4]		230,471	31.31	2/27/2027				
	2/25/2021[4]		210,697	33.82	2/25/2026				
	2/25/2021[4]		182,050	33.82	2/25/2028				
	2/24/2022[4]		126,794	45.96	2/24/2027				
	2/24/2022[4]		111,516	45.96	2/24/2029				
	1/1/2020– 12/31/2022[4]			.				91,082	4,667,028
	1/1/2021– 12/31/2023[4]							87,565	4,486,831
	1/1/2022– 12/31/2024[4]							63,118	3,234,166

(1) Subject to rounding. We have included a column showing the grant dates of TSRUs, Profit Units (PTUs) and the associated performance periods for the PSAs. The PSAs shown represent the full grant for the applicable grant date (irrespective of when the goals are set). Under the terms of the vested TSRUs, retirement eligible colleagues may "exercise" their vested TSRUs and convert them to PTUs which are settled on the settlement date of the underlying TSRUs. The PTUs noted above include the dividend equivalent units accrued from the exercise date to year-end, as applicable; however the dividend equivalent units are not included in the tables below.

(2) All TSRUs vest on the third anniversary of grant and are settled on the 5th or 7th anniversary of grant, as applicable.

(3) Dr. Bourla exercised the following TSRUs and received the following resulting PTUs:

Exercise Date	TSRUs Exercised	TSRUs	PTUs	Distribution Date
12/16/2022	TSRU 2016 7YR	145,970	89,156	2/25/2023
12/16/2022	TSRU 2018 5YR	285,161	133,172	2/22/2023
	Total:		222,328	

Dr. Dolsten exercised the following TSRUs and received the following resulting PTUs:

Exercise Date	TSRUs Exercised	TSRUs	PTUs	Distribution Date
11/11/2021	TSRU 2016 7YR	145,970	76,135	2/25/2023
12/17/2021	TSRU 2018 5YR	152,085	71,187	2/22/2023
3/3/2022	TSRU 2017 7YR	127,674	62,022	2/23/2024
3/3/2022	TSRU 2019 5YR	158,331	40,437	2/28/2024
11/7/2022	TSRU 2018 7YR	127,146	50,938	2/22/2025
11/7/2022	TSRU 2019 7YR	133,430	28,170	2/28/2026
Total:			**328,889**	

(4) Dr. Bourla's February 24, 2022 annual grant consists of the following awards (subject to rounding), that are not eligible for retirement treatment and vest on the third anniversary of the grant:

Grant Date	5-Year TSRUs	7-Year TSRUs	PSAs
2/24/2022	105,662	92,930	52,598

Dr. Dolsten's annual grants (detailed below) include the following awards (subject to rounding), that are not eligible for retirement treatment and vest on the third anniversary of the grant:

Grant Date	5-Year TSRUs	7-Year TSRUs	PSAs
2/25/2021	35,116	30,342	14,594
2/24/2022	21,132	18,586	10,520

Mr. D'Amelio's annual grants (detailed below) include the following awards (subject to rounding):

Grant Date	5-Year TSRUs	7-Year TSRUs	PSAs
2/28/2019	31,667	26,686	12,217
2/27/2020	44,832	38,412	15,181
2/25/2021	35,116	30,342	14,594
2/24/2022	21,132	18,586	10,520

The 2019, 2020 and 2021 awards became eligible for retirement treatment in February 2022 based on continued service. The 2022 awards became eligible for retirement treatment based on his service through the earlier of December 31, 2022 or such earlier date as determined by the CEO, which was November 30, 2022.

2022 Option/TSRU Exercises and Stock Vested Table

The following table provides additional information about the value realized by the NEOs on TSRU award settlements and unit award vesting that occurred during 2022. Note: the "exercises" of the TSRUs listed above are not reported in the table below until the PTUs are distributed on the original TSRU settlement date and they are shown in the Profit Units column. The information from this table and tables from prior years was used in the realized pay table elsewhere in this Proxy Statement.

Name	TSRU Awards			Option Awards		Restricted Stock/Restricted Stock Units/Profit Units[1]			Performance Shares 2019-2021 Paid February 2022[2]		
	Number of Shares Acquired on Exercise (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Exercise ($)[3]	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Vesting ($)	Number of Shares Acquired on Vesting (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Vesting ($)
A. Bourla[3]	—	—	—	—	—	123,961	59,333	5,846,868	242,582	—	11,386,813
M. Dolsten[3]	—	—	—	—	—	124,322	59,511	5,877,108	101,077	—	4,744,533
A. Hwang	17,567	7,571	829,111	—	—	—	—	—	80,860	—	3,795,577
F. D'Amelio	145,460	72,706	6,875,329	—	—	—	—	—	121,291	—	5,693,407

(1) The amounts reported in this column represent the payment of PTUs from the exercises on November 11, 2021 for Dr. Dolsten and December 17, 2021 for Dr. Bourla of TSRUs granted on February 26, 2015 and February 23, 2017 that settled on February 25, 2022 and February 23, 2022, respectively. The fair market values for the PTUs at settlement were $47.72 and $46.87 for the February 26, 2015 and February 23, 2017 grants, respectively. Additionally, Drs. Bourla and Dolsten deferred the dividend equivalent units resulting from the PTUs award, in the amount of $42,732 and $42,953, respectively.

(2) Represents PSAs earned over the 2019-2021 performance period which were denominated in shares and then converted and paid in cash based on the fair market value of $46.94 per share on February 28, 2022.

(3) Represents TSRUs, which were granted on: (i) February 26, 2015, and settled on February 25, 2022, using the settlement price (20-day average) of $50.64 and a fair market value of $47.72; and (ii) February 23, 2017, and settled on February 23, 2022, using the settlement price of $51.28 and a fair market value of $46.87.

Retirement Benefits

The following shows the present value of accumulated benefits payable to each of our NEOs (who is a participant) under the Pfizer Consolidated Pension Plan (the Pension Plan or the PCPP) and the Pfizer Consolidated Supplemental Pension Plan for United States and Puerto Rico Employees (the Supplemental Pension Plan). The Pension Plan and the Supplemental Pension Plan were closed to new participants effective January 1, 2011 and were frozen for future accruals and eligible salary on December 31, 2017.

2022 Pension Benefits Table[1]

Name	Plan Name	Number of Years of Credited Service (#)	Age 65 Single-Life Annuity Payment ($)	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)	Immediate Annuity Payable on 12/31/2022 ($)	Lump Sum Value ($)
A. Bourla[3]	Pension Plan	24	99,850	1,295,445	—	99,850	1,353,589
	Supplemental Plan		8,697	84,766	12,682,274	8,697	99,940
M. Dolsten[4]	Pension Plan	9	41,404	494,391	—	40,286	538,821
	Supplemental Plan		431,209	5,103,510	—	419,584	5,524,850
A. Hwang	Pension Plan	21	86,987	684,471	—	59,441	868,081
	Supplemental Plan		142,914	1,112,723	—	97,658	1,426,199
F. D'Amelio[5]	Pension Plan	10	—	—	559,330	—	—
	Supplemental Plan		—	—	10,336,605	—	—

(1) Mr. Denton and Dr. Pao do not participate in these plans.

(2)   Based on the December 31, 2022 assumptions used in determining our financial statement disclosure. See the "*Summary Compensation Table*" footnote, for the assumptions used.

(3)   The benefits shown for Dr. Bourla reflect an offset attributable to the value of 12,797,337 Greek drachma (GRD) in cumulative employer contributions that Pfizer made to the Greek TSAY (Greece Fund for Health Professionals), a government sponsored plan on his behalf from 1993 to 1999. For this purpose, benefits were converted from GRD to United States dollars (USD) using exchange rates as of December 31, 2021 and December 31, 2022, respectively. Payments made during 2022 represent a transfer of the July 1, 2022 present value of his post-2004 Supplemental Pension Plan benefit to the Pfizer Supplemental Savings Plan. As a result of this notional transfer, his present value as of December 31, 2022 and immediate annuity benefit no longer include a post-2004 Supplemental Pension Plan benefit. Additionally, the Pension Plan amounts (as well as the notional transfer) reflect Dr. Bourla's attainment of the "Rule of 90" (age plus service greater than or equal to 90) in 2022, which provides a full, unreduced benefit upon commencement of his benefit. Dr. Bourla's notional transfer of $12,682,274 (with a net after tax value of $12,500,004 due to FICA taxes and income tax thereon), was pursuant to an offer available to qualifying active participants who were entitled to a full, unreduced post-2004 Supplemental Pension Plan benefit by August 1, 2022. (See "*The Pension Plan and Supplemental Pension Plan Summary*" section elsewhere in this Proxy Statement.) A portion of the benefit from the PSSP was subject to FICA taxes and this amount was reduced to cover the FICA taxes and income taxes related to the distribution for FICA taxes.

(4)   The retirement benefits for Dr. Dolsten attributable to service prior to 2012 are based on the provisions of the Wyeth Sub-Plan formula and the Wyeth Supplemental Executive Retirement Plan formula.

(5)   In light of Mr. D'Amelio's separation from service on November 30, 2022 and his age and service qualified him for retirement eligibility, he was eligible to receive his accrued pension benefits starting December 1, 2022. Pursuant to his elections, the lump sum values of his Pension Plan and Supplemental Pension Plan benefits were transferred to the respective savings plans in December 2022. A portion of the benefit from the PSSP was subject to FICA taxes and this amount was reduced to cover the FICA taxes and income taxes related to the distribution for FICA taxes. These amounts are included in this table as payments made during the last fiscal year, with a respective contribution amount detailed in the Non-Qualified Deferred Compensation Table as "Executive Contributions".

The PCPP retains both the Pfizer and legacy company pension formulas, including: the Wyeth Retirement Plan U.S. (the Wyeth Sub-Plan), and the Pfizer Retirement Annuity Plan (the Pfizer Sub-Plan) formulas. Included are benefits earned under the related Supplemental Pension Plan, which includes both the Pfizer and legacy company pension formulas including the Wyeth Supplemental Executive Retirement Plan (collectively, the Supplemental Plans). Pension benefits for all eligible U.S.-based colleagues, including the eligible NEOs, were provided under the Pension Plan and Supplemental Plan formulas.

For the purpose of computing the "Lump Sum Value" shown in the table (above), interest rates as of January 1, 2023 are 4.48% for annuity payments expected to be made during the first 5 years, 5.26% for payments after 5 and up to 20 years, and 5.07% for payments made after 20 years. For the portion of the Wyeth formula benefit accrued prior to January 1, 2012, the lump sum assumption as of January 1, 2023 is based on the Unisex 1994 Group Annuity Mortality table blended 50% Male and 50% Female, and an interest rate of 3%, which is based on PBGC rates derived from the 12-year spot rates from the full yield curve developed for purposes of calculating lump sums under IRC Section 417(e).

We have presented additional information in the table in lieu of a sub-table and to enhance the narrative that follows the table. We have included an additional column titled "Age 65 Single-Life Annuity Payment" in the table above. This column represents the amount payable upon attaining age 65, assuming termination of employment on December 31, 2022.

The immediately payable pension benefit and the lump sum value of that benefit for those NEOs who meet the criteria for benefit commencement under the Pension Plan are also listed in the table above.

The Pension Plan and Supplemental Pension Plan Summary

The Pension Plan is a frozen, funded, tax-qualified, defined benefit pension plan and the Supplemental Pension Plan is a frozen, unfunded, non-qualified excess benefit plan both of which provide benefits to certain colleagues, including all of the NEOs, other than Mr. Denton and Dr. Pao. The following table summarizes the terms of both pension plans, including the legacy plan benefits for our NEOs.

Pfizer's Pension Plan[1]

	Pfizer Benefits	Legacy Plan Benefits[2]
Name	**All NEOs (other than Mr. Denton and Dr. Pao)**	**Dr. Dolsten**
Time Frame	Frozen on December 31, 2017	Pension benefits earned prior to January 2012
Plans	Pension Plan - Pfizer Sub-Plan/Pfizer Supplemental Pension Plan	Wyeth Sub-Plan/Supplemental Plans
Pension Earnings	Highest five-calendar years' average of salary and annual bonus[1] earned for the year (as of December 31, 2017). Earnings up to the tax code limit are included under the Pension Plan; benefits on excess earnings are accrued under the Supplemental Pension Plan	Highest five-years' average of the last 10 years of salary and annual bonus paid during the year (as of December 31, 2017). Earnings up to the tax code limit are included under the Pension Plan; benefits on excess earnings are accrued under the Supplemental Pension Plan
Formula	Greater of (1.4% of Pension Earnings) x (years of service); or (1.75% of Pension Earnings – 1.5% primary social security benefit) x (years of service) (as of December 31, 2017; capped at 35 years)	(2% of Pension Earnings –1/60th of annual primary social security benefit as of December 31, 2017) x (years of service) (as of December 31, 2011, capped at 30)
Form of Payment	Annuity or Lump sum	Annuity or Lump sum

(1) Bonuses other than the annual short-term incentive are not included in Pension Earnings.

(2) Dr. Bourla's prior pension benefit from 1993 to 1999 accrued under the government sponsored Greek TSAY (Greece Fund for Health Professionals), which is not a Pfizer sponsored program and as such is not listed. Dr. Dolsten has both a Pfizer Sub-Plan and Wyeth Sub-Plan benefit.

GENERAL

Contributions to the Pension Plan are made entirely by Pfizer and are paid into a tax-exempt trust from which benefits are paid. Qualified pension plans, such as the frozen Pension Plan, limit the annual earnings that may be considered in calculating benefits and the maximum annual pension benefit. The frozen Supplemental Plan (non-qualified plan), provides, out of Pfizer's general assets, benefits which are substantially equal to the difference between the benefits which would have been paid in the absence of these IRC limits and the amount that may be provided under the Pension Plan. The Supplemental Plans are unfunded; however, in certain circumstances Pfizer or a predecessor company established and funded trusts to provide for obligations under the Supplemental Plans.

In 2022, a one-time offer was made to eligible active participants who were entitled to a full, unreduced post-2004 Supplemental Pension Plan benefit by August 1, 2022 to notionally transfer the present value of the post-2004 Supplemental Pension Plan benefit to the Pfizer Supplemental Savings Plan (PSSP) effective August 2022. Dr. Bourla was eligible for the offer and elected the transfer which was in the amount of $12,682,274. The portion of his Supplemental Pension Plan benefit that was not transferred (due to ineligibility) was unaffected by this offer and will be payable to him consistent with the terms of the Supplemental Pension Plan. The change in pension value reported in the SCT reflects this notional transfer as a payment and includes the impact of interest rates, mortality and attainment of Rule of 90 on his remaining benefit, as well as his Pension Plan benefit. The Board policy on pension benefits for Executives will be applied as if the notional transfer had not been made.

EARLY RETIREMENT PROVISIONS

Under the Pfizer Sub-Plan and Pfizer Supplemental Plan, the normal retirement age is 65. Colleagues may begin benefits earlier, subject to the following provisions:

- If a colleague terminates employment where the sum of their age and years of service equals or exceeds 90, the colleague is entitled to receive an unreduced early payment of either an annuity or an equivalent lump sum. Dr. Bourla attained this milestone during 2022.

- If a colleague retires on or after age 55 having 10 or more years of service, the colleague may elect to receive either an early retirement annuity or lump sum payment, reduced by 4% per year for each year (prorated for partial years) that the benefit commences between the benefit commencement date and age 65.

If a colleague with a vested benefit does not satisfy any of the above criteria, the colleague may elect to receive an annuity starting on or after age 55, reduced by 6% per year for each year (prorated for partial years) prior to age 65, certain exclusions apply.

2022 Non-Qualified Deferred Compensation Table[1]

This table summarizes activity during 2022 and account balances in our various non-qualified savings and deferred compensation plans for our NEOs. The PSSP and DCP plans permit the executives to defer eligible earnings on a pre-tax basis. Other than employer contributions to the PSSP, the account balances in these plans are generally attributable to employee deferrals of previously earned compensation and the earnings on amounts in the plans. In addition to employee deferrals, generally, the PSSP has two types of company contributions: company matching contributions and the RSC, described in more detail below. The PSSP is a non-qualified supplemental savings plan that provides for the deferral of compensation, related company matching contributions based on the executive's contributions and the RSC that otherwise could have been deferred under the related tax-qualified PSP but for the application of certain IRC limitations. In addition, the PSSP accepts transfers of Post-2004 Supplemental Pension Plan benefits into the plan which are treated as re-deferrals as required by IRC Section 409A.

Name	Plan[2]	Executive Contributions in 2022 ($)	Pfizer Contributions in 2022 ($)[3]	Aggregate Earnings in 2022 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/2022 ($)[4]
A. Bourla	PSSP	13,160,279	1,299,313	(1,492,452)	—	23,764,784
	Deferred PSA	—	—	(1,523,808)	—	13,415,584
	Deferred RSU	42,732	—	(366,105)	—	3,264,129
	Total:	**13,203,011**	**1,299,313**	**(3,382,365)**	**—**	**40,444,497**
D. Denton	PSSP	32,146	9,831,401	(426,200)	—	9,365,994
	Total:	**32,146**	**9,831,401**	**(426,200)**	**—**	**9,365,994**
W. Pao	PSSP	37,950	3,083,250	(286,751)	—	2,766,162
	Total:	**37,950**	**3,083,250**	**(286,751)**	**—**	**2,766,162**
M. Dolsten	PSSP	268,800	606,325	(696,973)	—	5,184,621
	Deferred RSU	42,953	—	(2,898,209)	—	19,090,738
	Total:	**311,753**	**606,325**	**(3,595,182)**	**—**	**24,275,359**
A. Hwang	PSSP	237,372	535,612	(323,712)	—	2,724,387
	Deferred PSA	—	—	(21,300)	—	187,528
	Total:	**237,372**	**535,612**	**(345,012)**	**—**	**2,911,915**
F. D'Amelio	PSSP	10,451,958	745,934	(1,813,675)	—	18,712,835
	Total:	**10,451,958**	**745,934**	**(1,813,675)**	**—**	**18,712,835**

(1) Contribution amounts in this table have been reflected in the "*Summary Compensation Table*" and prior years' summary compensation tables, as applicable (based on the year contributions were earned). Aggregate earnings are not reflected in the "*Summary Compensation Table*" and were not reflected in prior years' summary compensation tables. For Dr. Bourla and Mr. D'Amelio contributions, see Footnote 4 below.

(2) The PSSP contributions were based on the executive's deferral election and the salary shown in the "*Summary Compensation Table*," as well as annual incentive awards paid in 2022, previously reported in 2021. For Dr. Dolsten, the reported PSSP values include legacy Wyeth Supplemental Employee Savings Plan (Wyeth SESP) earnings and balances that he participated in prior to 2012. The Wyeth SESP is an unfunded, non-qualified supplemental savings plan. A rabbi trust was established to meet all or a portion of our obligations under the Wyeth SESP.

(3) Represents PSSP company matching contributions and RSC earned in 2022 and reported in the "*Summary Compensation Table*" under the "All Other Compensation" column. Additionally, for Mr. Denton and Dr. Pao, the company contribution includes a make-up award credit of $9,750,000 and $3,000,000, respectively, to replace certain forfeited compensation from their prior employers, as detailed in the "*Leadership Transition*" section elsewhere in this Proxy Statement.

(4) Amounts reported in the Aggregate Balance column reflect the cumulative value of the NEOs' account balances, including employee contributions, company matching contributions/RSC, other employer contributions, withdrawals and investment earnings thereon as of December 31, 2022. The amounts reported do not include the fourth quarter 2022 matching contributions or the RSC earned in 2022 because they were credited in early 2023; such amounts are included under the "Pfizer Contributions in 2022" column and in the "*Summary Compensation Table*" under the "All Other Compensation" column (based on the year contributions were earned). Additionally, the amount in the "Aggregate Balance" column reported for Dr. Bourla and Mr. D'Amelio includes a one-time notional transfer of the $12,500,004 and $10,121,109, respectively from the post-2004 Supplemental Pension Plan benefit to the PSSP in August 2022 and December 2022, respectively.

Pfizer Savings Plans

GENERAL

U.S.-based colleagues (including the NEOs) who meet the eligibility requirements may elect to participate in the PSP and the PSSP. Employer matching contributions and RSC amounts, if applicable, are reflected in the "All Other Compensation" column of the "*Summary Compensation Table*" or prior years' summary compensation tables, as applicable. Note that investment earnings have not been included in the "*Summary Compensation Table*."

SAVINGS PLAN

The PSP is a tax-qualified retirement savings plan into which participating colleagues may contribute a percentage of their salary and bonus (regular earnings).

Participants	Employee Contributions	Company Matching Contributions	Timing	Tax Law Restrictions
All NEOs	Up to 30% of "regular earnings" on a pre-tax basis, Roth 401(k) basis and/or after-tax basis subject to IRC earnings cap of $305,000	Matching contributions are equal to 100% of the first 3% of "regular earnings" contributed and 50% of the next 3% of "regular earnings" contributed	Immediately vested; matching contributions are made shortly after the end of each quarter provided the employee is employed at the end of each quarter, unless the employee terminated employment due to retirement, death or disability. Distributable as a lump sum or in partial payments	"Annual Additions"* limited to $61,000 ($67,000 if over age 50) Elective annual deferrals (pre-tax/Roth basis) limited to $20,500 ($27,000 if over age 50)

* Includes matching contributions, RSC, pre-tax contributions, Roth 401(k) contributions and after-tax contributions.

RETIREMENT SAVINGS CONTRIBUTION

Participants	Company Contributions	Timing
All NEOs	Age- and service-weighted annual company contribution from 5% to 9% of "regular earnings" which is vested after three years of service. (9% contribution when age and service equals or exceeds 65)	Made early in the following year but only if the employee is employed on December 31st of the respective year, unless the employee terminated employment due to retirement, death or disability. Subject to three-year cliff vesting

SUPPLEMENTAL SAVINGS PLAN

The PSSP provides employees the opportunity to make contributions and receive the crediting of company contributions equal to the difference between the amount that would have been allocated to an employee's account, if the IRC limits described above under "Savings Plan — Employee Contributions" and "Savings Plan — Tax Law Restrictions" columns did not exist and the amount was actually allocated under the PSP.

Participants	Employee Contributions	Company Contributions	Timing	Form of Payment
All NEOs	May contribute up to 30% of "regular earnings" on a pre-tax basis	Matching contributions and RSC: Same as PSP above	Same as PSP above	Lump sum (default) or in 2 to 20 annual installments (as elected) following termination from service

Estimated Benefits upon Termination Table

The following table shows the estimated benefits payable upon a hypothetical termination of employment under the Executive Severance Plan under various termination scenarios as of December 31, 2022, based upon the closing price of our common stock on that date.

Name	Severance[1] (A)($)	Other[2] (B)($)	Termination Without Cause		Termination on Change in Control		Death or Disability
			Long-Term Award Payouts[3] (C)($)	Total (A+B+C)($)	Long-Term Award Payouts[4] (D)($)	Total (A+B+D)($)	Long-Term Award Payouts[4] ($)
A. Bourla	10,096,154	29,385	76,741,970	86,867,509	79,597,673	89,723,212	79,597,673
D. Denton	2,500,000	19,408	3,615,820	6,135,228	5,365,054	7,884,462	5,365,054
W. Pao	2,280,000	28,809	6,084,663	8,393,472	6,084,663	8,393,472	6,084,663
M. Dolsten	3,278,846	28,499	29,326,563	32,633,908	30,693,346	34,000,691	30,693,346
A. Hwang	4,372,923	29,385	23,694,985	28,097,293	23,694,985	28,097,293	23,694,985

Note: As Mr. D'Amelio ceased serving as an executive officer on May 1, 2022 and terminated employment on November 30, 2022 he is not shown in the table above. In accordance with the terms of the Executive Severance Plan, Mr. D'Amelio received or will receive (i) severance equal to $3,524,615 (determined on Mr. D'Amelio's 15 completed years of service and the Executive Severance Plan formula), (ii) 1 month of active employee medical, dental and life insurance coverage and 11 months of retiree medical coverage having a total value of $2,880, and (iii) treatment for outstanding long-term incentive awards held at termination in accordance with the terms of the grants. Based on the closing stock price of $50.13 on November 30, 2022, the equity awards had a value of $31,869,826. Effective January 1, 2023, Mr. D'Amelio began his benefits under the retiree medical provided to all qualifying employees. For additional details on Mr. D'Amelio's severance, see the "*Leadership Transition*" section elsewhere in this Proxy Statement.

(1) Severance equal to the greater of: (a) one year's pay (base salary and target bonus); or (b) 13 weeks' pay plus 3 weeks' pay per full year of service, subject to a maximum of 104 weeks. These amounts do not include a bonus payment for the year of termination, if any, under the GPP. In general, under the GPP, the individual would receive a pro-rata bonus for the year of termination provided applicable performance targets are achieved.

(2) The company's cost of 12 months of medical, dental and life insurance coverage with employee paying active employee rates. The amounts vary based on the coverages selected.

(3) The value of the long-term incentive awards that the participants would have been entitled to as of December 31, 2022 upon a termination without Cause.

For retirement eligible participants (all NEOs other than Mr. Denton and Dr. Pao), all unvested awards (excluding off-cycle and supplemental awards) will continue to vest and be distributed according to the original terms of the award. TSRUs and PSAs will settle on the original settlement date. For Mr. Denton and Dr. Pao, their RSUs (received as "make-up" awards upon joining Pfizer) would vest and distribute. Mr. Denton's TSRUs and PSAs would prorate and settle on the original settlement date.

(4) These amounts represent the value of the long-term incentive awards that the participants would have been entitled to as of December 31, 2022 upon a death or disability or termination on the date of a change in control or due to death or disability. For awards granted in 2016 and later, in all cases other than death for which the awards vest and settle, the awards will continue to vest and will be settled on the original settlement date.

Potential Payments upon Disability, Death, Retirement or Change in Control

The NEOs are eligible for the following potential payments upon terminations due to disability, death, retirement or a termination following a change in control (subject to the plan provisions):

Disability	
Benefits Program	• Company-paid long-term disability benefit equal to 50% of pay (salary and bonus) with optional employee purchase of 60% or 70% of pay. Covered pay maximum $500,000. Individual supplemental policy, if employee has purchased it, may provide a higher coverage. • Health and life insurance benefits for 24 months for those who are approved to receive long-term disability benefits due to an injury or illness. • Savings Plan and Supplemental Savings Plan contributions will cease for those who are terminated due to disability (after short-term disability ends).
Long-Term Incentive Program	• Vested TSRUs/PTUs will settle on the original settlement date. • Unvested TSRUs will continue to vest and settle on the original settlement date. • PSAs will continue to vest and settle based on the actual performance at the end of the performance period. • RSUs will continue to vest and be paid according to the original vesting schedule.
Death	
Benefits Program	• Life insurance death benefits of one times pay (salary plus bonus) with a maximum death benefit of $2.0 million. • Additional death benefits of up to eight times pay (salary plus bonus), if the employee purchased additional coverage with a maximum supplemental death benefit of $4.0 million. • Upon the death of an employee, pension and savings plan benefits and deferred compensation are payable in accordance with the terms of the plans and the executive's prior elections (if any). Additionally, health insurance coverage continues for family members at no cost for three months, and afterwards either COBRA or retiree medical coverage (if eligible) is available.
Long-Term Incentive Program	• Vested TSRUs/PTUs are immediately settled. • Unvested TSRUs are immediately vested and settled. • PSAs immediately vest and are paid out at target. • RSUs immediately vest and are paid in full.
Retirement	
Benefits Program	• See "*Pension and Savings Plans*" and "*Retiree Healthcare Benefits*" for further information on health care, pension and savings plan benefits under Pfizer's plans.
Long-Term Incentive Program	If a participant retires after attaining either age 62 with 5 years of continuous and uninterrupted service (for annual grants starting in 2022) or 55 with 10 years of continuous and uninterrupted service, both measured from the most recent hire date, or after attaining age and years of service totaling 90 or more after the first anniversary of the grant date: • Vested TSRUs/PTUs will be settled on the original settlement date. • Unvested TSRUs continue to vest and will be settled on the original settlement date. • PSAs will continue to vest and will be settled based on the actual performance at the end of the performance period. • RSUs (other than off-cycle grants) will continue to vest and be paid at the end of the original vesting schedule. ◦ Off-cycle grants are typically forfeited. Generally, if retirement occurs prior to the first anniversary of the grant date, the unvested portion of these long-term incentive awards is forfeited. Based on age and years of service, all active NEOs (excluding Mr. Denton and Dr. Pao) are currently eligible for retirement treatment and had long-term incentive awards with a value of $64,067,846 for Dr. Bourla, $23,845,538 for Dr. Dolsten, and $20,111,151 for Ms. Hwang, as of December 31, 2022 had they retired on that date. These amounts do not include $31,606,518 for Dr. Bourla, $17,224,100 for Dr. Dolsten, and $7,316,900 for Ms. Hwang, representing the current value of their vested but unsettled TSRUs (and PTUs, as applicable) as of December 31, 2022. The actual amount received by these NEOs for their long-term incentive awards will be determined on the settlement date (in respect of TSRUs, PTUs and PSAs) based on the values at the respective time and is not tied to retirement or other separation from service.
Change in Control	
Long-Term Incentive Program	If a participant's employment is terminated other than for Cause within 24 months following a change in control: • Vested TSRUs/PTUs will settle on the original settlement date. • Unvested TSRUs will continue to vest and settle on the original settlement date. • PSAs will continue to vest and are settled based on the actual performance at the end of the performance period. • RSUs will continue to vest and be paid according to the original vesting schedule.

CEO Pay Ratio

The 2022 annual total compensation for Dr. Bourla was 437 times the annual total compensation of the median-paid employee as follows:

Annual Total Compensation	
Albert Bourla:	$33,017,453
Median-Paid Employee	$75,536 [1]
Ratio	437:1

(1) Cash compensation (including overtime pay) of $68,458; equity of $0; change in pension of $0 plus all other compensation of $7,078.

The annual total compensation for purposes of the pay ratio was determined using the requirements for the SCT. Under SEC disclosure rules, the median-paid employee may be identified once every three years if there is no significant impact to the pay ratio disclosure during the year. In light of the prior median employee's promotion during 2022 and the resulting compensation adjustment which would impact the pay ratio, a new employee representing the median-paid employee has been selected for the 2023 Proxy Statement. As the median-paid employee was located outside of the U.S., the annual total compensation was converted to U.S. dollars using the spot exchange rate as of the last business day of the year (December 31, 2022).

To identify the median-paid employee for the 2023 Proxy Statement, we took the following steps:

(1) Calculated the annual total cash compensation (annual base salary rate + actual incentive bonus paid during the prior 12 months, if applicable) for all employees of the company as of November 1, 2022. We believe that annual total cash compensation is a consistently applied compensation measure at Pfizer and most appropriate for determining the median-paid employee, as annual LTI awards are not granted widely to employees. We used actual annual total cash compensation (converted to USD based on the FX rate in effect on the last day of the prior month (October 31, 2022)), and did not make any assumptions or adjustments to the amounts determined.

(2) The median-paid employee is selected by ranking the annual total cash compensation from lowest to highest of all employees (excluding the CEO, but including the other NEOs, full-time and part-time employees and employees on leave). In the event that there are multiple employees with compensation that is substantially similar to the median total cash compensation, this subset data is resorted by employee identification numerical order. The median employee from this subset with the substantial similar median compensation will be ultimately deemed to be the median-paid employee.

Pay–Versus–Performance Table (2020-2022)

The following table reports the compensation of our Principal Executive Officer (PEO) or CEO and the average compensation of the other non-CEO named executive officers (NEOs) as reported in the Summary Compensation Table for the past three fiscal years, as well as Compensation Actually Paid (CAP) as calculated under new SEC Pay-Versus-Performance (PVP) disclosure requirements and certain performance measures required by the rules. The disclosure covers our three most-recent fiscal years, which will expand incrementally over the next two years to a rolling five years. Dollar amounts reported as CAP are computed in accordance with Item 402(v) of Regulation S-K, and our Board believes that it is important to recognize that these amounts do not reflect the actual amount of compensation earned by or paid to our PEO and NEOs during the applicable years.

Year	Summary Compensation Table (SCT) Total for CEO* ($)	Compensation Actually Paid to CEO[1]/[2]/[3] ($)	Average SCT Total for (non-CEO) NEOs* ($)	Average Compensation Actually Paid to (non-CEO) NEOs[1]/[2]/[3] ($)	Value of Initial Fixed $100 investment on December 31, 2019 — Pfizer ($)	Value of Initial Fixed $100 investment on December 31, 2019 — DRG Index ** ($)	(GAAP) Net Income ($B)	Company Selected Measure (Non-GAAP) Adj. Net Income*** ($B)
2022	33,017,453	5,662,152	14,842,288	8,437,687	154	144	31.37	39.12
2021	24,353,219	115,175,594	9,289,461	40,940,768	172	134	21.98	25.24
2020	21,033,570	29,667,753	9,599,590	11,911,035	103	109	9.16	16.73

(Amounts are subject to rounding.)

*   **SCT Total.** As noted earlier in this Proxy Statement, reflects the grants made during the year for which the applicable performance goals have been set under GAAP rules. The accounting rules provide that PSAs are are deemed granted and therefore included in the SCT when the applicable goals are set; therefore, one-third of the PSAs is included in the SCT Total in each of the three performance years as a result of the use of three, separately established annual goals. Additionally, for 2022 equity awards reported in the SCT include the make-up awards for Mr. Denton and Dr. Pao in connection with their hiring, as detailed in the "*Leadership Transition*" section elsewhere in this Proxy Statement.

** **Peer Group TSR.** Represents the DRG Index (NYSE ARCA Pharmaceutical Index) peer group.

*** **Adjusted Net Income.** Results used for PSA purposes. Adjusted Net Income is defined as U.S. GAAP net income attributable to Pfizer Inc. common shareholders before the impact of amortization of intangible assets, certain acquisition-related items, discontinued operations and certain significant items; and is adjusted to reflect budgeted FX rates for the year and further refined to exclude certain other unbudgeted or non-recurring items including acquired in-process research and development expenses.

(1) To calculate CAP, as defined by the SEC, the following deductions and additions were made to the SCT Total compensation:

CEO — Summary Compensation Table Total to CAP Reconciliation

Year	CEO/Principal Executive Officer (PEO)	Summary Compensation Table (SCT) Total ($) A	Deductions: Stock and Option Awards ($) B	Deductions: Change in Pension ($) C	SCT Adjusted Total ($) D=A-B-C	Fair Value of Grant During the Year at 12/31 ($) E	Change in Fair Value of Prior Years' Awards (Unvested at 12/31) ($) F	Change in Fair Value of Prior Years' Awards that Vested During Applicable Year ($) G	CAP to CEO ($) H=D+E+F+G
2022	Bourla	33,017,453	18,822,635	2,473,747	11,721,071	23,195,458	(19,441,173)	(9,813,204)	5,662,152
2021	Bourla	24,353,219	13,231,457	49,901	11,071,861	47,742,308	57,799,698	(1,438,273)	115,175,594
2020	Bourla	21,033,570	11,680,768	1,367,780	7,985,022	20,171,525	2,516,212	(1,005,006)	29,667,753

(Amounts are subject to rounding.)

Average Non–CEO NEO — Summary Compensation Table Total to CAP Reconciliation

Year	Non-CEO NEOs[i]	Avg. SCT Total ($) A	Deductions: Stock and Option Awards ($) B	Deductions: Change in Pension ($) C	SCT Adjusted Total ($) D=A-B-C	Fair Value of Grant During the Year at 12/31 ($) E	Change in Fair Value of Prior Years' Awards (Unvested at 12/31) ($) F	Change in Fair Value of Prior Years' Awards that Vested During Applicable Year ($) G	Avg. CAP to (non-CEO) NEOs ($) H=D+E+F+G
2022	Denton, Pao, Dolsten, Hwang, and D'Amelio[ii]	14,842,288	6,029,494	—	8,812,794	6,608,542	(4,530,369)	(2,453,280)	8,437,687
2021	D'Amelio, Dolsten, Hwang, Lankler and Young[ii]	9,289,461	4,583,167	53,838	4,652,456	16,368,787	20,441,286	(521,762)	40,940,768
2020	D'Amelio, Dolsten, Hwang, and Young	9,599,590	4,416,359	1,050,895	4,132,336	7,370,367	1,057,547	(649,214)	11,911,035

(Amounts are subject to rounding.)

(i) Except for Mr. Denton and Dr. Pao, the NEOs have met the criteria for retirement treatment on their equity awards.
(ii) For 2022, Mr. D'Amelio was no longer serving as an executive officer at fiscal year-end (former CFO). For 2021, Mr. Young was no longer serving as an executive officer at fiscal year-end (former Group President, Chief Business Officer).

(2) The Monte Carlo simulation used to determine values for the TSRUs uses the valuation date (or the prior business day where the valuation date falls on the weekend or holiday) assumptions of: stock price, expected dividend yield, risk-free interest rate, and stock price volatility, as determined in accordance with ASC Topic 718. However, for outstanding awards granted prior to the Upjohn/Mylan transaction (closed November 2020) the valuations of these grants utilized an adjusted grant price which factored in the value of the dividends prior to the close, consistent with what shareholders would have already received. The PSAs valuation methodology utilized the equity intrinsic value accounting, with the applicable performance conditions applied and dividend equivalents accrued based on the applicable performance conditions. For Mr. Denton and Dr. Pao's RSU make-up awards, dividend equivalent units are accumulated during the vesting period, at the applicable dividend dates, and reinvested as additional RSU units which are settled in shares with the underlying RSUs on the vesting date.

(3) As the pension plan was frozen, no service cost was included in the table above. Additionally, dividends are not paid on PSAs until they settle and then on the earned shares.

CEO and Average Non-CEO NEO CAP Pay-Versus-Performance

The following illustrates the relationship between the CAP of our CEO and average non-CEO NEO (Avg. NEO) and company performance as well as peer performance.

- The 3-year compensation history of the CEO and Avg. NEO shows that the disclosed compensation actually paid (CAP) closely aligns with Pfizer's stock TSR which outperformed the DRG Index TSR for 2022 and 2021 and tracked the DRG Index for 2020, both values are based on a $100 investment made on December 31, 2019.

- In light of the significant weighting of long-term stock-based incentives in our pay mix (which approximates a range of 75%-80% for the CEO and 60%-70% for the Avg. NEOs, of target total direct compensation) due to the intended alignment between our executives and shareholders, the CAP values are significantly influenced by the value of Pfizer's stock price. This is illustrated by the impact of the 2021 year-end stock price of $59.05, which represents a year-over-year increase of 60% from the 2020 year-end stock price of $36.81, which drove the 2021 CAP value up due to the dramatic increase in the year-over-year change in the value of the outstanding long-term incentives. Alternatively, when comparing the 2021 year-end stock price to the 2022 year-end stock price, the year-over-year decline from $59.05 to $51.24, respectively, is attributed to the significant year-over-year decline in the CAP value.

The graphs below shows the strong alignment between pay versus performance.



CEO and Average NEOs CAP versus TSR Performance*

* TSR value based on $100 investment of Pfizer versus DRG Index as of December 31, 2019.



CEO and Average NEOs CAP versus Net Income (GAAP)



CEO and Average NEOs CAP versus Adjusted Net Income (Non-GAAP)

Overall, the Committee believes the executive compensation program strikes an appropriate balance between incentivizing our executives based on performance, as well as utilizing market competitive pay practices. This is also evidenced by the performance metrics the Committee selected to link pay with performance as described in the section below. See our "*Compensation Discussion and Analysis*" for additional information regarding Pfizer's pay-for-performance executive compensation program.

Company Performance Metrics

Pfizer's executive compensation program appropriately aligns pay and performance as the Committee seeks to utilize metrics that incentivize and strengthen our alignment to the Compensation Philosophy, as well as our focus on long-term sustainable growth. The metrics (non-GAAP) listed below are the performance metrics the Committee deems as most important for purposes of determining compensation and is as further described in our Compensation Discussion and Analysis within the sections titled "*2022 Annual Incentive Award/Global Performance Plan (GPP)*" and "*2022 Annual Long-Term Incentive Award Program*".

Most Important Performance Measures
Adjusted Net Income
Total Revenue
Adjusted Diluted EPS
Cash Flow from Operations

CEO Realized Pay Table (Supplemental)

The supplemental table and graphs below compare the realized pay for Dr. Bourla over three years with the disclosed SCT Total and CAP.

Year	SCT Total ($)	CAP ($)	Realized Pay[1] ($)
2022	33,017,453	5,662,152	26,621,180
2021	24,353,219	115,175,594	16,676,919
2020	21,033,570	29,667,753	9,986,957

(Amounts are subject to rounding.)

(1)   Realized Pay is defined as base salary, short-term incentive bonus paid on account of the performance year, and payouts/settlements of long-term incentive awards during the applicable year.

Year	Salary ($)	Bonus ($)	LTI Settlements ($)	Realized Pay ($)
2022	1,737,500	7,650,000	17,233,680	26,621,180
2021	1,687,500	8,000,000	6,989,419	16,676,919
2020	1,650,000	5,491,800	2,845,157	9,986,957

(Amounts are subject to rounding.)

Supplemental Table: Realized Pay Comparison



The graph above (subject to rounding) illustrates that our CEO's realized pay for 2021 and 2020 was significantly lower than the CAP and SCT Total. For 2022, the year-end stock price declined from 2021, therefore resulting in a negative value for the outstanding equity awards, which partially offset the current compensation and resulted in a lower CAP as compared to the realized pay and SCT Total.

See our "*Compensation Discussion and Analysis*" for additional information regarding Pfizer's pay-for-performance executive compensation program.

This table provides certain information as of December 31, 2022 with respect to our equity compensation plans:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders	285,118,381 [1]	$34.01	243,264,919
Equity compensation plans not approved by security holders	0	N/A	26,524,672 [2]
Total	**285,118,381**	**$34.01**	**269,789,591** [3]

(1) This amount includes the following (subject to rounding):

- 35,280,377 shares to be issued upon the exercise of outstanding stock options, of which 15,969,059 were granted from the Pfizer Inc. 2004 Stock Plan, as amended and restated (the 2004 Stock Plan) with a weighted-average exercise price of $29.12, 16,467,650 were granted from the Pfizer Inc. 2014 Stock Plan (the 2014 Stock Plan) with a weighted-average exercise price of $33.18, and 2,843,668 were granted from the Pfizer Inc. 2019 Stock Plan (2019 Stock Plan) with a weighted-average exercise price of $34.81.

- 5,017,922 (maximum) Performance Share Awards (PSAs) to be issued, but not yet earned as of December 31, 2022, which were granted under the 2019 Stock Plan. The number of shares (to inactive participants) or cash (to active participants) at vesting, if any, to be issued pursuant to such outstanding awards will be determined upon the achievement of predetermined goals related to two measures: Adjusted Net Income over three one-year periods and the relative three-year TSR as compared to the DRG Index. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).

- 34,191,031 (maximum) Portfolio Performance Shares (PPSs) to be issued, but not yet earned as of December 31, 2022, of which 11,757,376 were granted from the 2014 Stock Plan and 22,433,655 were granted from the 2019 Stock Plan. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined upon the achievement of predetermined goals related to Pfizer's long-term product portfolio during a three or five-year performance period, as applicable, from the year of the grant date. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).

- 27,826,102 shares subject to RSUs of which 108,777 were granted under the 2014 Stock Plan and 27,717,325 were granted from the 2019 Stock Plan. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).

- 180,181,787 TSRUs not yet settled as of December 31, 2022. This includes the following shares granted under our stock plans:

Pfizer Stock Plans	Vested TSRUs	Weighted–Average Grant Price	Non-Vested TSRUs	Weighted–Average Grant Price
2014 Stock Plan	77,149,843	$33.54	—	N/A
2019 Stock Plan	1,338,656	$33.41	101,693,288	$35.26

The number of shares, if any, to be issued pursuant to outstanding TSRUs will be determined by the difference between the settlement price and the grant price, plus the dividends equivalents accumulated, if applicable during a 5- or 7-year term. The settlement price is the 20-day average closing stock price ending on the fifth or seventh anniversary of the grant.

- 2,621,162 Profit Units (PTUs), which are converted units from exercises of vested TSRU grants (under the 2014 Stock Plan).

(2) This amount 26,524,672 represents the aggregate number of shares that were assumed under the 2019 Stock Plan from the remaining shares available under the Arena Pharmaceuticals (Arena), Biohaven Pharmaceuticals (Biohaven), Global Blood Therapeutics (GBT) stock plans, which are exempt from shareholder approval requirements pursuant to NYSE Listed Company Manual Rule 303A.08. The assumed shares may be issued under the terms of the 2019 Stock Plan to legacy employees of the acquired companies and newly hired employees after the dates of the respective acquisitions.

(3) This amount represents the number of shares available 269,789,591 for issuance pursuant to stock options and awards that could be granted in the future under the 2019 Stock Plan inclusive of the shares we assumed from the remaining shares available under the Arena, Biohaven, and GBT stock plans which can be issued to legacy employees of the acquired companies and newly hired employees after the dates of respective acquisitions. Under the 2019 Stock Plan, any option or TSRU granted reduces the available number of shares on a one-to-one basis and any whole share award granted (such as PSA, PPS or RSU) reduces the available number of shares on a three-to-one basis.

On October 15, 2009, Pfizer acquired Wyeth and assumed the Wyeth Management Incentive Plan (the MIP Plan), pursuant to which no subsequent awards have been or will be made. As of December 31, 2022, 1,755 Pfizer shares were issuable in settlement of the participants' accounts, which are delivered in lump sums and installments upon separation from Pfizer, subject to meeting the requirements of the MIP Plan. Information regarding these shares is not included in the above table.

Financial Measures

The following table contains a comparison of 2022 and 2021 U.S. GAAP to non-GAAP revenues and U.S. GAAP diluted EPS to non-GAAP adjusted diluted EPS for annual incentive purposes relating to *"Annual Incentives Objectives and Results (For Annual Incentive Purposes)"* within this Proxy Statement (Unaudited). These financial measures for annual incentive purposes utilize budgeted exchange rates for the year and exclude certain other unbudgeted or non-recurring items. Therefore, these financial measures are different from those utilized in our press releases and Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2022 Annual Report on Form 10-K.

(Billions, except per common share data)	2022	2021
GAAP Revenues[1]	$100.3	$81.3
Adjusted for Meridian Medical revenues included for Annual Incentive Purposes[2]	0.0	0.3
Foreign exchange impact relative to rates in effect for budget purposes	4.4	(0.4)
Exclusion of non-recurring items	(0.2)	—
Non-GAAP Revenues for Annual Incentive Purposes	$104.5	$81.2
GAAP Diluted EPS[1]*	$5.47	$3.85
Amortization of intangible assets—net of tax	0.50	0.52
Acquisition-related items—net of tax	0.12	0.02
Discontinued operations—net of tax	—	0.08
Certain significant items—net of tax	0.49	(0.40)
Non-GAAP Adjusted Diluted EPS*	$6.58	$4.06
Adjusted for Meridian Medical EPS included for Annual Incentive Purposes[2]	—	0.01
Foreign exchange impact relative to rates in effect for budget purposes	0.39	—
Acquired in-process research and development expenses—net of tax	0.11	0.49
Exclusion of non-recurring items	(0.28)	(0.13)
Non-GAAP Adjusted Diluted EPS for Annual Incentive Purposes	$6.80	$4.43

(1) GAAP Revenues and GAAP Diluted EPS treat Meridian Medical as discontinued operations.

(2) Revenue and EPS annual incentive targets included contributions from Meridian Medical. Amounts in each year reflect adjustments made for Annual Incentive Purposes to align with assumptions included in the targets.

* See the *"Non-GAAP Financial Measure: Adjusted Income"* section of the MD&A in Pfizer's 2022 Annual Report on Form 10-K. Amounts may not add due to rounding.

Shareholder Proposals

We expect the following proposal (Item 5 on the proxy card) to be presented by the shareholder(s) at the Annual Meeting. The company is not responsible for any inaccuracies this shareholder proposal may contain. As explained below, the Board unanimously recommends that you vote "AGAINST" this shareholder proposal.

Item 5 – Ratification of Termination Pay

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who represents that he owns no less than 100 shares of Pfizer common stock, has notified Pfizer that he will present the following proposal at the 2023 Annual Meeting:

The Shareholder's Resolution

Proposal 5 — Shareholder Ratification of Termination Pay



Shareholders request that the Board seek shareholder approval of any senior manager's new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include cash, equity or other pay that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred pay earned and vested prior to termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities, perquisites or benefits not vested under a plan generally available to management employees, post-employment consulting fees or office expense and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

Generous performance-based pay can sometimes be justified but shareholder ratification of "golden parachute" severance packages with a total cost exceeding 2.99 times base salary plus target short-term bonus better aligns management pay with shareholder interests.

For instance at one company, that does not have this policy, if the CEO is terminated he could receive $44 million in termination pay — over 10 times his base salary plus short-term bonus. In the event of a change in control, the same person could receive a whopping $124 million in accelerated equity payouts even if he remained employed.

It is important that this type situation be avoided at Pfizer.

This proposal topic received between 51% and 65% support at:
AbbVie (ABBV) — a drug manufacturer like Pfizer.
FedEx (FDX)
Spirit AeroSystems (SPR)
Alaska Air (ALK)
Fiserv (FISV)

Please vote yes:
Shareholder Ratification of Termination Pay — Proposal 5

Board of Directors' Statement in Opposition to the Proposal

The Board of Directors recommends a vote **AGAINST** this proposal.

- Pfizer's longstanding Executive Severance Plan (Severance Plan), in combination with our new cash severance policy discussed below, limits severance payments and guards against excessive severance of the nature described in the shareholder proposal.

- Since adoption of the Severance Plan, no cash severance pay has exceeded the amounts (maximum limit of two years) set forth under the Severance Plan.

- The concerns raised in the proposal are not applicable to Pfizer, as Pfizer does not provide employment agreements to its executive officers.

- Including vesting or payout of prior equity grants in the definition of "severance/termination payments" could impede our ability to attract and retain executives, and could require that we modify elements of our long-term equity plan that are critical for aligning long-term executive pay with shareholder value.

- Pfizer shareholders already vote annually to express their approval or disapproval of Pfizer's executive compensation program, including our severance program, making the adoption of this proposal unnecessary as the shareholder approval of our program over the last ten years has averaged 94.1%.

- For the reasons set forth below, the adoption of this shareholder proposal is not in the best interest of the company or our shareholders.

PFIZER ALREADY HAS AN EXECUTIVE SEVERANCE PLAN AND RECENTLY ADOPTED A CASH SEVERANCE POLICY

As described in *"Executive Compensation – Section 4 - Benefit Programs"* in this Proxy Statement, the Compensation Committee (the Committee), which is composed entirely of independent directors, is responsible for overseeing Pfizer's Executive Compensation Program and the Severance Plan. The Severance Plan was implemented in 2009, and provides executives who are terminated without cause with severance equal to the greater of:

- one times annual base salary plus target bonus (Pay), or

- 13 weeks' Pay (Pay divided by 52) plus 3 weeks' Pay per full year of service, subject to a maximum of 104 weeks (two years).

The Severance Plan requires the timely execution of a release of claims agreement by an executive officer to receive the provided benefits. Since its adoption, no cash severance pay has exceeded the amounts set forth under the Severance Plan. In addition to cash severance, the Severance Plan provides for the continuation of certain medical benefits at active employee rates for a period of time, consistent with the provisions of the broad-based severance pay plan provided to U.S.-based colleagues. The Committee has no present intention of changing the Severance Plan.

In addition, the Committee recently adopted a cash severance policy requiring shareholder approval of any agreement, policy or arrangement that provides for cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary and annual target cash incentive (bonus). Pfizer's Severance Plan provides a maximum level of cash severance well below this limitation (maximum limit of two years) and as such the Committee believes adoption of this proposal is unnecessary and as noted elsewhere potentially harmful.

Moreover, the Board of Directors believes that the Committee should have the responsibility and flexibility to set and apply the terms and other criteria for all plans within Pfizer's executive compensation program, including the Severance Plan. Termination payments made pursuant to the Severance Plan provide a valuable tool to safeguard the company's best interests and help to ensure:

- A smooth transition;

- Ongoing cooperation following termination;

- Ample protection of the company's proprietary and confidential information or trade secrets; and

- A release of claims against the company.

SHAREHOLDER APPROVAL FOR TERMINATION PAY COULD IMPEDE OUR ABILITY TO ATTRACT AND RETAIN EXECUTIVES

The proposal also seeks to potentially limit the payout/settlement of outstanding equity awards under our long-term incentive plan and other compensation arrangements due to executives who leave Pfizer. Our compensation program is intended to be competitive to attract, retain and motivate our executives and includes market-based long-term incentives with vesting provisions tied to retention and alignment with shareholder value. To ignore the vesting provisions and terms of the equity awards by requiring shareholder approval in the event of a termination would nullify the grant terms and could place Pfizer at a competitive disadvantage by limiting the company's ability to attract and retain key executive talent in a highly competitive market, ultimately negatively impacting Pfizer's long-term success and shareholders' long-term interest.

The proposal would essentially require Pfizer to seek the approval of shareholders regarding the compensation and terms regarding severance payments and other benefits upon termination of employment for each senior executive hired, thereby dictating that Pfizer either delay executive transitions until our regular Annual Meeting of Shareholders meeting or call a special meeting for an executive's termination. The Board believes this delay would impede the company's regular operations and would be an unnecessary use of shareholder and company resources.

SHAREHOLDER APPROVAL FOR TERMINATION PAY COULD NEGATIVELY IMPACT OUR ABILITY TO ATTRACT AND RETAIN EXECUTIVES DURING A POTENTIAL CHANGE-IN-CONTROL TRANSACTION

If implemented, the shareholder proposal could significantly limit our ability to retain management employees, including our executive officers, during a potential change-in-control transaction as the shareholder approval requirement would cause delays and uncertainty regarding the payment of previously granted equity awards. Further, the uncertainty regarding treatment of outstanding equity awards in the event of a change-in-control transaction could disincentivize our management employees from exploring and implementing such transactions that could otherwise benefit our shareholders.

PFIZER SHAREHOLDERS HAVE THE OPPORTUNITY TO EXPRESS THEIR APPROVAL OF PFIZER'S EXECUTIVE COMPENSATION PROGRAM, INCLUDING OUR SEVERANCE PLAN, THROUGH THE ANNUAL ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

The Committee and Board are regularly apprised of feedback from investors regarding our executive compensation program and practices through our robust shareholder engagement, where we solicit investor comments and sentiment regarding the program. In addition, our shareholders have the opportunity to express their approval of our executive compensation program and practices annually through management's Advisory Approval of Executive Compensation proposal. Our program has received strong shareholder support over the past ten years approximating on average 94.1% of the votes cast.

SUMMARY

The Board believes our Severance Plan and cash severance policy reflect market best-practices and are designed to drive long-term shareholder value by attracting, incentivizing, and retaining a talented executive team. The Severance Plan includes sufficient safeguards to guard against excessive payments upon a termination without cause or termination following a change-in-control. For the reasons discussed above, adoption of this proposal is unnecessary and is not in the best interests of Pfizer and its shareholders.

 Accordingly, your Board of Directors recommends a vote **"AGAINST"** this proposal.

We expect the following proposal (Item 6 on the proxy card) to be presented by the shareholder(s) at the Annual Meeting. The company is not responsible for any inaccuracies this shareholder proposal may contain. As explained below, the Board unanimously recommends that you vote "AGAINST" this shareholder proposal.

Item 6 – Independent Board Chairman Policy

Mr. Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021-2100, who represents that he owns no less than 100 shares of Pfizer common stock, has notified Pfizer that he will present the following proposal at the 2023 Annual Meeting:

The Shareholder's Resolution

Proposal 6 — Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as follows:

SUPPORTING STATEMENT

Selection of the Chairman of the Board The Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board.

This policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

This proposal topic won 52% support at Boeing and 54% support at Baxter International in 2020. Boeing then adopted this proposal topic.

There should be a rule against a person who has been a CEO and a Chairman at the same time being named as Lead Director. Mr. Shantanu Narayen, Pfizer Lead Director had years in the dual jobs of CEO and Chairman.

Past and present holders of both jobs at the same time would seem to have a special affinity with the Pfizer person who now has the 2 most important single jobs at Pfizer — Chairman and CEO. A special affinity is inconsistent with the oversight role of a Lead Director.

A lead director is no substitute for an independent board chairman. A lead director cannot call a special shareholder meeting and cannot even call a special meeting of the board. A lead director can delegate most of his lead director duties to the CEO office and then simply rubber-stamp it. There is no way shareholders can be sure of what goes on.

A lead director can be given a list of duties but there is no rule that prevents the Chairman from overriding the lead director in any of the so-called lead director duties.

It is time for an Independent Board Chairman since Pfizer stock in 2022 is at its Year 2000 price of $42.


Please vote yes:
Independent Board Chairman — Proposal 6


Board of Directors' Statement in Opposition to the Proposal

The Board of Directors recommends a vote **AGAINST** this proposal.

- The Board believes it is critically important to maintain its flexibility to implement the leadership structure best suited for Pfizer and its shareholders at any given time.

- The Board currently evaluates its leadership structure annually and considers the merits of alternative leadership structures, among other criteria, during its evaluation.

- In the event the Chairman and CEO roles are held by the same individual, the independent Directors elect a Lead Independent Director with significant authority, and well-defined responsibilities under a Board-approved charter.

- For the reasons set forth below, the Board does not believe that adopting a rigid and enduring policy to separate the roles of Chairman and CEO is necessary or that such a separation would deliver an additional benefit for Pfizer and our shareholders.

PFIZER'S SHAREHOLDER RIGHTS AND GOVERNANCE PRACTICES SUPPORT INDEPENDENT BOARD OVERSIGHT

Apart from the Chairman and CEO, Dr. Albert Bourla, the Board consists entirely of independent Directors and exercises a strong, independent oversight function. This independence is further enhanced by the composition of our Audit, Compensation, Governance & Sustainability, Regulatory and Compliance and Science and Technology Committees, which are composed entirely of independent Directors.

In addition, we believe that Pfizer's existing shareholder rights and strong corporate governance policies, including the annual election of directors, a majority vote standard in uncontested Director elections, special meeting rights and proxy access, already provide a strong structure for ensuring independent Board oversight of the company and for effectively challenging and overseeing management, including the CEO.

Our corporate governance policies are bolstered by the Board's practices, which include regular executive sessions of the independent Directors led by our Lead Independent Director at every Board meeting to discuss matters that fall under their purview as independent Directors. These topics include, among others, succession planning, and an evaluation of the Chairman and CEO and other senior leaders.

Furthermore, the Board's independent oversight is enhanced by the Board's ongoing refreshment. Since 2018, Pfizer has elected five new independent Directors who bring fresh and diverse perspectives to the Board. As a result, the Board's average Director tenure stands at seven years.

A FLEXIBLE LEADERSHIP STRUCTURE IS THE MOST EFFECTIVE FOR PFIZER AND OUR SHAREHOLDERS

The Board considers it important to maintain the flexibility to implement the leadership structure best suited for Pfizer and our shareholders at any given time. This flexibility is reflected in our Corporate Governance Principles, which provide that the independent Directors of the company annually elect a Chairman of the Board based on the recommendation of the Governance & Sustainability Committee following its thorough annual review of the Board's leadership structure. The Chairman may or may not be the CEO of the company, but if the Chairman is the CEO, the independent Directors also elect a Lead Independent Director with significant authority and well-defined responsibilities as discussed below.

The Board's independent Directors, with their diverse backgrounds and experiences in business, healthcare, medicine, public policy, and academics, have deep knowledge about the company, our industry, and the functioning of the Board. Therefore, they are best positioned to evaluate the Board's optimal leadership structure. The Board believes the leadership structure best suited to meet the needs of Pfizer and our shareholders should be based on the particular circumstances and challenges confronting the Board and the company at any given time, as well as the individual skills and experiences that may be required for an effective Chairman. Given the dynamic and competitive environment in which we operate, the Board believes that the right leadership structure may vary as circumstances warrant, and it does not view any one particular Board leadership structure as preferred.

ANNUAL REVIEW OF BOARD LEADERSHIP STRUCTURE

In late 2022, during the Board's annual review of its leadership structure, the independent Directors considered the merits of separating, or continuing with the status quo, and combining the roles of Chairman and CEO, considering the company's performance under the current operating and governance environment, executive leadership changes, and investor feedback. Notably, Pfizer has engaged with many of the company's largest institutional investors over the years on the topic of board leadership structure and, while there are some varying views, many of our investors support the Board's approach and the maintaining of its flexibility to choose its optimal leadership structure.

Following the annual review by the Governance & Sustainability Committee and the other independent Directors, the independent Directors unanimously determined to maintain the current leadership structure, with Dr. Bourla as Chairman and CEO and Mr. Shantanu Narayen as Lead Independent Director. These determinations were based on the independent Directors' belief that Dr. Bourla:

- has extensive experience in and knowledge of the research-based biopharmaceutical industry and regulatory environment; and
- demonstrates the leadership and vision necessary to lead the Board and the company by driving scientific and commercial innovation and creating shareholder value.

The Board believes the company can more effectively execute its strategies with a Chairman that has deep scientific and industry expertise, along with extensive company knowledge at this time. The combined role, coupled with the strong Lead Independent Director, provides independent oversight, and has enabled the Board to be responsive to challenges and opportunities as they continue to arise. Dr. Bourla's 25-plus years of solid leadership and business acumen proved to be especially beneficial during Pfizer's evolution into a more focused, innovative science-based biopharmaceutical products business. Under his leadership, 2022 was a record-breaking year for Pfizer, both from a financial perspective and as a force for good in the world. We continued to supply our vaccines and medicines to help address the COVID-19 pandemic, while executing on our strategic priorities, accelerating our pipeline and fortifying our future potential for long-term growth.

In addition, Mr. Narayen, who has served as Lead Independent Director since 2018, was recently re-elected by the Board's independent Directors to continue serving as Lead Independent Director. During Mr. Narayen's ten years as a Director and five years as Lead Independent Director, he has consistently demonstrated strong and independent leadership. His skills, strong independence, global leadership experience from his role at Adobe Inc., and commitment to the Board make him well-qualified to serve in this role.

OUR LEAD INDEPENDENT DIRECTOR ROLE PROVIDES STRONG, INDEPENDENT LEADERSHIP

The position of Lead Independent Director comes with a clear mandate, significant authority, and well-defined responsibilities under a Board-approved charter, and includes:

- Presiding at all meetings of the Board, including executive sessions of the independent Directors;
- Calling meetings of independent Directors;
- Leading the annual evaluation of Chairman and CEO;
- Functioning as liaison between the Chairman and CEO and the independent Directors;
- Approving information sent to the Board;
- Authorizing retention of outside advisors and consultants; and
- Acting as liaison to shareholders and keeping apprised of inquiries from shareholders, and is involved in responding to these inquiries when appropriate.

For further information, please see "*2022 Annual Review of Leadership Structure*" in this Proxy Statement.

SUMMARY

The Board of Directors believes it is best positioned to determine its optimal leadership structure to meet the needs of Pfizer and its shareholders at any given time. Adopting a rigid and enduring policy requiring that Pfizer's Board separate the roles of Chairman and CEO is unnecessary and would not deliver an additional benefit for Pfizer and its shareholders' interests. Shareholder proposals regarding this topic have been voted on at prior Annual Meetings, and each time, the proposal has failed to receive majority shareholder support.

 Accordingly, your Board of Directors recommends a vote **"AGAINST"** this proposal.

We expect the following proposal (Item 7 on the proxy card) to be presented by the shareholder(s) at the Annual Meeting. The company is not responsible for any inaccuracies this shareholder proposal may contain. As explained below, the Board unanimously recommends that you vote "AGAINST" this shareholder proposal.

Item 7 – Transfer of Intellectual Property to Potential COVID-19 Manufacturers Feasibility Report

Oxfam America, Inc., 226 Causeway Street, 5th Floor, Boston, MA 02114, which represents that it owns at least $2,000 of Pfizer common stock, and co-filers have notified Pfizer that they will present the following proposal at the 2023 Annual Meeting:

The Shareholder's Resolution

RESOLVED that shareholders of Pfizer ask the Board of Directors to commission a third-party report to shareholders, at reasonable expense and omitting confidential and proprietary information, analyzing the feasibility of promptly transferring intellectual property (IP) and technical knowledge ("know-how") to facilitate the production of COVID-19 vaccine doses by additional qualified manufacturers located in low- and middle-income countries (LMICs), as defined by the World Bank.

SUPPORTING STATEMENT

Pfizer's refusal to transfer its technology has cost the company lost sales and potentially lost licensing revenue, damaged the company's reputation, spurred competitors to produce their own mRNA vaccines, and contributed to vaccine inequities that threaten investors' portfolios.

Access to lifesaving COVID-19 vaccines remains highly inequitable. As of October 2022, 75% of people in high-income countries are fully vaccinated, compared to 20% of people in low-income countries.[1]

LMICs are calling for sustainable local production to ensure local access,[2] which can address the delays and unpredictable deliveries that hamper national vaccination plans.[3] Pfizer's transfer of IP and know-how could accelerate these efforts, enabling the company to mitigate reputational risks, generate licensing revenue, and create long-term value for investors.

Successful technology transfer is feasible. 120 LMIC-based manufacturers have the ability to produce mRNA vaccines,[4] and at least 6 mRNA vaccines by manufacturers in LMICs are in clinical trials or approved.[5] With Pfizer's support, they could deliver doses in a matter of months.[6] Yet Pfizer has refused to share IP and technical know-how for its COVID-19 vaccines. Pfizer touts piecemeal initiatives[7] that will not resolve current access gaps or meet future needs. By refusing to consider the financial rewards of technology transfer, the company may have left revenue on the table. Vaccine coverage gaps have cost Pfizer sales - Pfizer agreed to reduce a US contract for vaccine donations to LMICs by 400 million doses,[8] foregone revenue of up to $2.8 billion per reported prices.[9] Technology transfer is a more durable strategy to assure supply and secure revenues, enabling LMICs to manage their own manufacturing capacity while Pfizer can collect licensing revenues without bearing costs of lost sales.

In addition, refusal to consider technology transfer generates reputational risk: Pfizer continues to face negative public pressure for not doing more to address sustainable equitable access to its COVID-19 products, exposing the company to repeated critiques from high profile media outlets.[10] Meanwhile, vaccine inequities prolong the pandemic, dragging down the global economy and threatening investors' portfolios.[11]

Finally, refusal to disseminate IP and technology risks increased regulation and government oversight. If governments cannot trust Pfizer to do its part to ensure sustainable, equitable, timely access, they may impose rules impacting the control of pandemic technologies, as some experts propose.[12]

[1] https://ourworldindata.org/covid-vaccinations
[2] https://africacdc.org/news-item/african-union-and-africa-cdc-launches-partnerships-for-african-vaccine-manufacturing-pavm-framework-to-achieve-it-and-signs-2-mous/
[3] https://itpcglobal.org/blog/resource/mapping-covid-19-access-gaps-results-from-14-countries-and-territories/
[4] https://www.who.int/initiatives/the-mrna-vaccine-technology-transfer-hub/faq
[5] https://www.science.org/content/article/new-crop-covid-19-mrna-vaccines-could-be-easier-store-cheaper-use; https://www.reuters.com/business/healthcare-pharmaceuticals/indonesia-drug-agency-approves-chinas-walvax-mrna-vaccine-emergency-use-2022-09-29/; https://www.livemint.com/science/health/gennovas-mrna-shot-for-covid-19-approved-11656521513457.html
[6] https://www.keionline.org/35364
[7] https://s28.q4cdn.com/781576035/files/doc_financials/interactive_proxy_v2/2022/images/Pfizer-Proxy2022.pdf
[8] https://www.usnews.com/news/world/articles/2022-09-22/u-s-cutting-global-donations-of-pfizer-covid-shots-as-demand-slows
[9] https://www.reuters.com/world/us/biden-pledges-new-vaccine-donations-bid-rally-global-pandemic-fight-2021-09-22/
[10] https://www.bloomberg.com/news/articles/2022-09-19/moderna-gives-who-s-mrna-hub-some-help-pfizer-snubs-request; https://www.nature.com/articles/d41586-022-02939-7; https://news.un.org/en/story/2022/07/1122072; https://www.commondreams.org/news/2022/05/25/too-little-too-late-campaigners-say-pfizer-pledges-lower-vaccine-costs-poor-nations;
[11] https://www.reuters.com/business/imf-sees-cost-covid-pandemic-rising-beyond-125-trillion-estimate-2022-01-20/; https://www.wsj.com/articles/the-economy-could-have-a-long-case-of-long-covid-11657272619; https://www.wxyz.com/news/people-dealing-with-long-covid-19-symptoms-could-be-impacting-u-s-economy
[12] https://gh.bmj.com/content/7/7/e009709

Board of Directors' Statement in Opposition to the Proposal

The Board of Directors recommends a vote **AGAINST** this proposal.

- Pfizer's commitment to helping ensure broad access to Comirnaty[(1)], our COVID-19 vaccine remains strong, and we have received positive recognition for our leadership in response to the COVID-19 pandemic.

- As of January 1, 2023, we have delivered nearly 4.4 billion vaccine doses to 181 countries and territories in every region of the world – including 112 low- and middle-income countries – where we have delivered more than 1.7 billion doses.

- Transferring our technology and expanding manufacturing to additional manufacturers, who do not meet our stringent criteria, which is the premise of the proposal, could result in organizations without the necessary skills, experience, or expertise sourcing and manufacturing our vaccines. Following this path, it could potentially put patients at risk and increase pressure on resources, potentially diverting them away from manufacturers who are successfully producing COVID-19 vaccines. This would ultimately harm, rather than help, those in need of our vaccines.

- We fundamentally disagree with the proponent's assertion that Pfizer refuses to share intellectual property with other vaccine manufacturers, and how that has negatively impacted our business, reputation, shareholders, and most importantly, our patients.

- As we explain below, we have confidentially shared our relevant vaccine "know how" at various levels via technology transfers with our selected manufacturers, including contract manufacturers located in low- and middle-income markets.

Furthermore, it is becoming increasingly recognized that vaccine supply is no longer the primary challenge impacting the vaccinations of populations in low- and middle-income countries, as evidenced by recent requests to delay or pause our donations and deliveries of vaccine doses. While vaccine inequity still exists, vaccine supply is not the primary reason for this inequity.

Therefore, commissioning a feasibility report as requested by the proponent would be futile, and create an unnecessary use of the company's resources, divert management's attention away from critical business priorities and would not enhance shareholder value.

The company provides up-to-date information about our ongoing efforts to help combat COVID-19, including vaccine development, manufacturing partnerships, vaccine supply and access strategy. Please see https://www.pfizer.com/science/coronavirus/vaccine-efforts for more information.

OUR COMMITMENT TO EQUITABLE VACCINE GLOBAL ACCESS

During 2021 and 2022, Pfizer, BioNTech and the broader pharmaceutical industry are estimated to have supplied approximately 16 billion vaccines all around the world. Following this substantial undertaking, we are now finding that vaccinations, not vaccine supply are the challenge that must be addressed to help end the global pandemic. We rely on multiple pathways in order to find the fastest and most effective ways to get vaccines to countries of all economic levels around the world and to leverage the resources and expertise of partners who can offer support for logistics, financing, and advocacy where they may be needed. We have direct supply agreements with governments, supply agreements with supranational organizations like COVAX and the European Union, partnerships with wealthy nations to donate doses to countries in need, and humanitarian donations to vulnerable populations.

Based on our experiences working with Ministries of Health and other multilateral organizations, we understand that countries are facing multiple issues when it comes to vaccine supply planning and delivery, including one or more of the following:

- Inventory absorption due to excess supply of vaccine (across all manufacturers) in the country;
- Lower uptake rates due to vaccine hesitancy;
- Limited ultra-cold chain* capacity or infrastructure to properly move or store vaccines; and
- Syringe supply.

* Our COVID-19 vaccines are mRNA-based and generally requires ultra-cold chain capable shipping and storage.

---

(1) Unless otherwise noted, refers to, as applicable, and as authorized or approved, the Pfizer-BioNTech COVID-19 Vaccine, the Pfizer-BioNTech COVID-19 Vaccine, Bivalent (Original and Omicron BA.4/BA.5), the Comirnaty Original/Omicron BA.1 Vaccine, and Comirnaty Original/Omicron BA.4/BA.5 Vaccine.

Pfizer partners with the global health community, governments and private industry to help address their challenges, particularly in lower income countries, with gaps in cold chain and service delivery, insufficient workforce capacity and issues with demand and vaccine hesitancy. Without addressing the challenges mentioned above, manufacturing more doses of COVID-19 vaccines by local manufacturers as suggested by the proponent will not solve this complex problem.

PFIZER ALREADY TRANSFERS ITS TECHNICAL KNOWLEDGE TO ADDITIONAL VACCINE MANUFACTURERS

The manufacturing of vaccines entails a biological process that is extraordinarily complex under any circumstances, and more so during a pandemic. Our COVID-19 vaccine requires 280 components and relies upon 86 suppliers located in 19 different countries. Our internal manufacturing capabilities and our expertise on technology transfers and management of Contract Manufacturing Organizations (CMOs) have allowed us to successfully deliver nearly 4.4 billion doses of Comirnaty as of January 1, 2023, including the 1.7 billion doses we provided to low- and middle-income countries.

As expected, the steps involved in a technology transfer are extensive and include hundreds of elements, including, but not limited to, on-site development, equipment installation, engineering and process qualification tests, and regulatory approvals. Contrary to the proponent's view, the timeline for technology transfers takes time, is not immediate, and depends on the extent of work needed. On average, a fill/finish technology transfer where product is filled into vials/syringes can take anywhere from 18 months to three years from project kickoff to the qualification tests in which the new facility demonstrates that it can consistently execute a well-controlled process and make quality product (also known as process performance qualification (PPQ execution)). For manufacturers already part of the Comirnaty supply chain, this timeline has been expedited and takes between 9 to 18 months with an average of 15 months from project kickoff to PPQ execution.

ACCELERATING AND BROADENING OUR MANUFACTURING CAPABILITIES

From the outset, we have been focused on efficiency to accelerate our manufacturing capabilities, resulting in a reduction of our COVID-19 vaccine manufacturing timeline by almost 72% from approximately 110 days – from start to vial-ready – to an average of 31 days. In addition, we made changes to the formulation of the vaccine to make it more stable and easier to use, which is an important element impacting accessibility in low- and middle-income countries.

We have also worked to continuously expand our manufacturing capacity, including bringing on new suppliers and contract manufacturers who meet our rigorous criteria. Given the complexity of COVID-19 vaccine development, we select partners for the manufacture and distribution of our vaccines using our highly rigorous standards, which are based on several criteria, including quality, compliance, environmental, health and safety track record, financial stability, technical capability, capacity availability, highly trained workforce, project management abilities, reputation, and prior working relationships. Pfizer and BioNTech's global COVID-19 vaccine supply chain and manufacturing network now spans four continents and includes more than 20 manufacturing facilities, including contract manufacturing agreements that Pfizer has in place to further accelerate access in Africa and Latin America. For example, in July 2021, we announced an agreement with The Biovac Institute (Pty) Ltd, known as "Biovac," a South African biopharmaceutical company, to manufacture the vaccines for distribution exclusively within the 55 member states that make up the African Union. Under the agreement, Biovac will perform manufacturing and distribution activities within Pfizer's and BioNTech's global COVID-19 vaccine supply chain and manufacturing network. To facilitate Biovac's involvement in the process, technical transfer, on-site development and equipment installation activities began immediately. At full operational capacity, the annual production is expected to exceed 100 million finished doses. Biovac obtained drug product from facilities in Europe, and the manufacturing of finished doses began in late 2022, and distribution within its member states is expected to begin upon regulatory approval in 2023.

In addition, in August 2021, Pfizer and BioNTech signed a letter of intent with Eurofarma Laboratórios SA, a Brazilian biopharmaceutical company, to manufacture the COVID-19 vaccine for distribution exclusively within Latin America. Per the agreement, Eurofarma would obtain drug product from facilities in the U.S. Their manufacturing of finished doses is expected to start in 2023. At full operational capacity, the annual production is expected to exceed 100 million finished doses.

In search of additional partners, we did cast a wide net, and evaluated numerous potential CMO partners, including several of the manufacturers noted by the proponent, for the Comirnaty supply chain. Following a thorough vetting process, unfortunately, a vast majority of them were rejected for not meeting the company's strict criteria with high standards to ensure quality and safety for vaccine production. The goal of the proposal would undermine this critical and careful evaluation process.

OUR COVID-19 LEADERSHIP HAS STRENGTHENED PFIZER'S REPUTATION

In closing, Pfizer's leadership during the COVID-19 pandemic has fundamentally changed the way Pfizer is perceived externally by shining a light on the tremendous value our science can bring to society.

- For the first time in our history, Pfizer has ranked #1 out of 13 big pharmaceutical companies in the annual PatientView Corporate Reputation of Pharma 2021 survey[2].
- As of December 2022, according to Morning Consult 59% of the general population has a favorable view of Pfizer, well ahead of the pharma industry at 44%[3].
- In February 2023, Fortune ranked us eight on its annual World's Most Admired Companies list.[4]

SUMMARY

Pfizer's commitment to helping ensure broad access to Comirnaty, and to partnering with the global health community, governments and private industry to address the challenges, particularly in lower income countries, with vaccine delivery and administration remains steadfast. The company continues to receive positive recognition for our leadership in response to the COVID-19 pandemic. While we are aware that vaccine inequity still exists in some low- and middle-income countries, producing additional supplies of the COVID-19 vaccines by expanding manufacturing to organizations without the necessary skills, experience, or expertise to reliably source and manufacture vaccines would potentially put patients at risk and pressure on resources, and will not resolve this complex issue. Therefore, commissioning a report as requested by the proponent would be futile, create an unnecessary use of the company's resources, divert management's attention away from critical business priorities and would not enhance shareholder value. A shareholder proposal on this topic was voted on at Pfizer's 2022 Annual Meeting and failed to receive a majority of shareholder support.

(1) https://www.patient-view.com/wp-content/uploads/2022/05/PATIENTVIEW-CORP-REP-USA-EDITION-PRESS-RELEASE-EMBARGO-MAY-13th-2022-FINAL-FINAL.pdf
(2) Morning Consult, "Pfizer Brand Reputation" Report, December 2022
(3) https://fortune.com/ranking/worlds-most-admired-companies/

 Accordingly, your Board of Directors recommends a vote **"AGAINST"** this proposal.

We expect the following proposal (Item 8 on the proxy card) to be presented by the shareholder(s) at the Annual Meeting. The company is not responsible for any inaccuracies this shareholder proposal may contain. As explained below, the Board unanimously recommends that you vote "AGAINST" this shareholder proposal.

Item 8 – Impact of Extended Patent Exclusivities on Product Access Report

Trinity Health, 766 Brady Avenue, Apt. 635, Bronx, NY 10462, which represents that it owns at least $2,000 worth of Pfizer's common stock, and co-filers have notified Pfizer that it will present the following proposal at the 2023 Annual Meeting:

The Shareholder's Resolution

RESOLVED, that shareholders of Pfizer Inc. ("Pfizer") ask the Board of Directors to establish and report on a process by which the impact of extended patent exclusivities on product access would be considered in deciding whether to apply for secondary and tertiary patents. Secondary and tertiary patents are patents applied for after the main active ingredient/ molecule patent(s) and which relate to the product. The report on the process should be prepared at reasonable cost, omitting confidential and proprietary information, and published on Pfizer's website.

SUPPORTING STATEMENT

Access to medicines, especially costly specialty drugs, is the subject of consistent and widespread public debate in the U.S. A 2021 Rand Corporation analysis concluded that U.S. prices for branded drugs were nearly 3.5 times higher than prices in 32 OECD member countries.[1] The Kaiser Family Foundation has "consistently found prescription drug costs to be an important health policy area of public interest and public concern."[2]

This high level of concern has driven policy responses. The Inflation Reduction Act empowers the federal government to negotiate some drug prices.[3] State measures, including drug price transparency legislation, copay caps, and Medicaid purchasing programs, have also been adopted.[4] The House Committee on Oversight and Reform (the "Committee") launched a far-reaching investigation into drug pricing in January 2019.[5]

Intellectual property protections on branded drugs play an important role in maintaining high prices and impeding access. When patent protection on a drug ends, generic manufacturers can enter the market, reducing prices. But branded drug manufacturers may try to delay generic competition by extending their exclusivity periods.

Among the abuses described in the Committee's December 2021 report is construction of a "patent thicket," which consists of many "secondary patents covering the formulations, dosing, or methods of using, administering, or manufacturing a drug"; they are granted after the drug's primary patent, covering its main active ingredient or molecule, has been granted.[6] In June 2022, citing the impact of patent thickets on drug prices, a bipartisan group of Senators urged the U.S. Patent and Trademark Office to "take regulatory steps to ... eliminate large collections of patents on a single invention."

Pfizer sells Lyrica, a branded pain management and epilepsy drug. According to the Committee's report, 69 patents have been granted on Lyrica, which extended Pfizer's exclusivity period to 32 years. Pfizer raised the price of Lyrica by 155% between 2013 and 2019, when its exclusivity period on the immediate release formulation of Lyrica ended.[7]

In our view, a process that considers the impact of extended exclusivity periods on patient access would ensure that Pfizer considers not only whether it can apply for secondary and tertiary patents but also whether it should do so. A more thoughtful process could, we believe, bolster Pfizer's reputation and help avoid regulatory blowback resulting from high drug prices and perceptions regarding abusive patenting practices.

[1] https://www.rand.org/news/press/2021/01/28.html
[2] https://www.kff.org/health-costs/poll-finding/public-opinion-on-prescription-drugs-and-their-prices/
[3] https://www.kff.org/medicare/issue-brief/explaining-the-prescription-drug-provisions-in-the-inflation-reduction-act/
[4] https://www.americanprogress.org/article/state-policies-to-address-prescription-drug-affordability-across-the-supply-chain/
[5] https://oversight.house.gov/sites/democrats.oversight.house.gov/files/DRUG%20PRICING%20REPORT%20WITH%20APPENDIX%20v3.pdf, at i.
[6] https://oversight.house.gov/sites/democrats.oversight.house.gov/files/DRUG%20PRICING%20REPORT%20WITH%20APPENDIX%20v3.pdf, at 79.
[7] https://oversight.house.gov/sites/democrats.oversight.house.gov/files/DRUG%20PRICING%20REPORT%20WITH%20APPENDIX%20v3.pdf, at ix,14.

Board of Directors' Statement in Opposition to the Proposal

The Board of Directors recommends a vote AGAINST this proposal.

- Pfizer's medicines and vaccines address the most challenging diseases of our time in areas of high unmet need. Those breakthroughs, however, will not change patients' lives if patients cannot access or afford them.

- We set the price of our medicines and vaccines guided by the value our products bring to patients and society, striving to achieve the broadest possible access, within the health systems and environment in which we operate.

- In alignment with the company's IP Principles for Advancing Cures and Therapies (IP PACT),[1] Pfizer is committed to patient and societal benefits as guiding principles in our intellectual property practice; we actively evaluate our patenting strategy with these principles in mind.

- Pfizer believes that the limited exclusivity granted by patents is directly tied to our purpose – *Breakthroughs that change patients' live*s.

- Providing a limited period of exclusivity to inventors incentivizes innovation, encourages the requisite research necessary to develop life-changing medicines and vaccines and enables our efforts to help ensure access to our medicines.

- Pfizer only applies for a patent, including those referred to as "secondary" and "tertiary" patents by the proponent, when it believes doing so will protect inventions that reflect genuine innovation and ultimately support the needs of patients.

Since we do not file patents claiming inventions that lack genuine innovation or for the purpose of limiting competition, commissioning the report requested by the proponent is unnecessary and not in the best interest of the company and our shareholders.

In addition, the proposal's supporting statement contains numerous factual inaccuracies and significantly mischaracterizes the history of Lyrica,[2] a drug cited as an example of supporting evidence, which we address in detail below.

ACCESS TO MEDICINES

We partner and advocate with payers, governments, and others in the health care system on behalf of patients to help relieve their financial hurdles and provide access to our medicines at a cost they can afford. In terms of pricing, we set the price of our medicines and vaccines guided by the value our products bring to patients and society, achieving the broadest possible access. Our goal is to create long-term solutions that take into consideration the environments and health systems in which we operate, using flexible payment models designed for different markets. In addition, we offer patient assistance and donation programs to eligible patients when insurance or reimbursement systems fail to provide affordable access to our medicines.

RESEARCH AND DEVELOPMENT IS AN ONGOING PROCESS

Pfizer innovates every day to make the world a healthier place. Our research and development efforts do not end after the discovery of an active ingredient/molecule, or after we file the patent application on that discovery. Our researchers are continuously looking for ways to significantly improve and enhance the health, well-being, and quality of life of patients by discovering new uses, formulations, processes, and other inventions that provide patients with, for example, more choice, better risk tolerance, improved dosing or administration, fewer side effects or reduced adverse drug reactions. Patents are appropriate to incentivize these research and development efforts and protect the new inventions developed as a result of the investments we make to advance medical innovation.

In the field of vaccines, for example, our research continuously strives to broaden the protection granted by our products. This process not only requires the development of further compatible components to be added to our existing vaccines, but also the development of adapted manufacturing and formulation technology, which ensures the more complex vaccine product remains pharmaceutically stable and can be reliably produced. Such improved "next generation" vaccines, therefore, are not the result of a "single invention", as suggested by this proposal. Rather, they are the result of technological innovation at multiple levels during product development and the establishment of a suitable high-volume manufacturing process.

(1)   IP Principles for Advancing Cures & Therapies, available at IP_PACT_DOCUMENT_FINAL.pdf (pfizer.com).
(2)   Lyrica is currently sold by Viatris, see Pfizer - Combining Upjohn and Mylan to Create a New Champion for Global Health and Pfizer Completes Transaction to Combine Its Upjohn Business with Mylan | Pfizer.

An underlying major development effort will often give rise to multiple technically independent inventions, each of which provides an essential contribution to the success of the final product. Improved formulations for Pfizer and BioNTech's Comirnaty products, for example, allow for increased access in developing countries through improved refrigeration requirements. In addition, continued innovation around antigen designs often serves to enhance the breadth of immune responses and duration of protection from vaccines, which benefits all patients. These further enhancements are only possible through the additional inventions and discoveries that are incentivized and protected through the patent system. Innovation – no matter when it occurs during a product's lifecycle – merits patent protection.

LYRICA'S PATENT EXCLUSIVITIES

In addition, the proposal's supporting statement contains numerous factual inaccuracies and significantly mischaracterizes the history of Lyrica's patent exclusivities, a drug which is no longer sold by Pfizer. For example, the proponents claim that:

> "Pfizer sells Lyrica, a branded pain management and epilepsy drug. According to the Committee's report, 69 patents have been granted on Lyrica, which extended Pfizer's exclusivity period to 32 years."

This statement refers to a citation to the Initiative for Medicine, Access, and Knowledge's (I-MAK), "Overpatented, Overpriced: America's Bestselling Drugs of 2019,"[3] which seems to have formed the basis for the December 2021 House of Representative Committee on Oversight and Reform Report (Committee's Report) on which the proponent relies.[4]

The proposal fails to acknowledge that the reliability and accuracy of this dataset has been challenged. The methodology and accuracy of the I-MAK report has repeatedly been called into question,[5] including in January 2022 when Senator Thom Tillis, as Ranking Member of the Senate Judiciary Subcommittee on Intellectual Property, sent a letter to I-MAK's Co-Founder and Co-Executive Director to express concern over the data's reliability and requesting more information on the organization's methodology.[6] In April 2022, he expressed concern to the United States Food and Drug Administration (FDA) and the United States Patent and Trademark Office (USPTO) Commissioners over the "false narrative that patent protections are to blame for high drug prices" and cited, among others, the I-MAK report. Unfortunately, I-MAK continues to put forward inaccurate facts that, regrettably, are being relied on by the proponent and other stakeholders.[7]

Regarding Lyrica, specifically, I-MAK and the Committee's Report reference to 32 years of exclusivity is misleading and wrong. Similarly, their assertion that 69 patents prevented generics from entering the market is also misleading and wrong. Pfizer only ever asserted three patents against generic companies. The first patent on Lyrica was granted in October 1996. Following nine more years of development, testing and FDA review, Lyrica was approved for sale in the U.S. on December 30, 2004, and sold exclusively by Pfizer until mid-2019, a total of 14 years and six months, not 32 years as alleged by the proponent, before generic alternatives were eligible to enter the market. Generic companies actually submitted Abbreviated New Drug Applications (ANDA) on December 30, 2008, four years after FDA approval of Lyrica, challenging the three patents listed in the FDA's Orange Book for this product.[8] All three patents were held to be valid by U.S. courts (to the extent each was challenged by one or more generic companies). No other patents were ever enforced in the United States in connection with Lyrica.

(3) See Overpatented, Overpriced Dataset – I-MAK.
(4) See https://oversightdemocrats.house.gov/sites/democrats.oversight.house.gov/files/DRUG%20PRICING%20REPORT%20WITH%20APPENDIX%20v3.pdf, pg. ix and 79-80, referencing Figures from, "Initiative for Medicine, Access, and Knowledge, Overpatented, Overpriced: America's Bestselling Drugs of 2019 (online at www.i-mak.org/2019-bestselling/) (accessed July 15, 2021); Initiative for Medicine, Access, and Knowledge, Humira's Patent Wall (Oct. 22, 2020) (online at www.i-mak.org/wp-content/uploads/2020/12/Humira-deck-2020-10-22.pdf); Initiative for Medicine, Access, and Knowledge, Imbruvica's Patent Wall (July 2020) (online at www.i-mak.org/wp-content/uploads/2020/08/I-MAK-Imbruvica-Patent-Wall-2020-07-42F.pdf)."
(5) See Adam Mossoff, 'Policy Memo: Unreliable Data Have Infected the Policy Debates Over Drug Patents,' Hudson Institute (January 2022), available at Mossoff_Unreliable Data Have Infected the Policy Debates Over Drug Patents.pdf.
(6) Letter from Senator Tillis to Mr. Tahir Amin, I-MAK (Jan. 31, 2022), available at 1.31.2022-LTR-from-Senator-Tillis-to-IMAK-re-Patent-Data-Sources.pdf (ipwatchdog.com).
(7) Megan Van Etten, "Six Ways I-MAK is lying about biopharma patents," (November 16, 2022), available at Six ways I-MAK is lying about biopharma patents (phrma.org).
(8) The FDA requires all drug innovators to submit information on all patents for which a claim of infringement could reasonably be asserted for making, using or selling a small molecule drug without authorization and that claim the drug substance, the drug product, or a method of using such drug (21 U.S.C. 355(b)(1)). The FDA lists these patents in the Orange Book so that there is a definitive listing of all relevant patents covering a drug for any company seeking to make a generic version of this drug. The Orange Book identified only three U.S. patents covering Lyrica. Even if one includes the additional patents listed in the Orange Book for Lyrica CR, this adds only three patents. Thus, this would bring the total number of Orange Book patents covering both Lyrica and Lyrica CR to six patents in total.

SUMMARY

As reflected in the IP PACT available on our corporate website, Pfizer is committed to patient benefit as a guiding principle in our IP practice. Responsible use of our IP helps to enable us to deliver on the core purpose of biopharmaceutical innovation, which is creating – *Breakthroughs that change patients' lives*. We believe that all patients should have access to the medicines and healthcare they need, and together with our partners, we seek to help improve access for everyone, everywhere. More information on Pfizer's work in this area can be found at https://www.pfizer.com/about/responsibility/global-impact.

Since we do not file patents claiming inventions that lack genuine innovation or for the purpose of limiting competition, commissioning the report requested by the proponent is unnecessary and not in the best interest of the company and our shareholders.

 Accordingly, your Board of Directors recommends a vote **"AGAINST"** this proposal.

We expect the following proposal (Item 9 on the proxy card) to be presented by the shareholder(s) at the Annual Meeting. The company is not responsible for any inaccuracies this shareholder proposal may contain. As explained below, the Board unanimously recommends that you vote "AGAINST" this shareholder proposal.

Item 9 – Political Contributions Congruency Report

Tara Health Foundation, 47 Kearny Street, San Francisco, CA 94108, which represents that it owns at least 1,840 shares of Pfizer common stock, and a co-filer have notified Pfizer that they will present the following proposal at the 2023 Annual Meeting:

The Shareholder's Resolution

Whereas:

Pfizer has stated "political contributions are made to support the election of candidates, political parties and committees that support public policies important to the industry, such as innovation and access to medicines," and "[w]e aim to end discrimination against women, ensure equal opportunities for leadership and access to reproductive health."

However, Pfizer's political expenditures appear to be misaligned with the company's stated values and interests.

Pfizer has stated that "Expanded access to health insurance coverage will help ensure that patients with under-diagnosed and undertreated conditions are able to address them; and that those who will benefit from Pfizer medicines are better able to have access to them." Yet in 2018, Pfizer was a top contributor to a 527 organization leading efforts to strike down the Affordable Care Act, which has made prescription drugs more accessible for millions, and contributes to PhRMA, which donates to numerous organizations opposing congressional efforts to reform drug pricing.

Pfizer manufactures contraceptives and a drug commonly prescribed for medication abortion. Yet the proponent estimates that since the beginning of the 2020 election cycle, Pfizer and its employee PACs have donated at least $5 million to politicians and political organizations working to weaken women's access to reproductive health care. In the South during this period, Pfizer's contributions to anti-choice state candidates exceeded those to other candidates by a ratio of 3:1, and its contributions to anti-choice federal candidates exceeded those to other candidates by a ratio of 2:1. For example, Pfizer contributed to multiple sponsors of bills passed in 2022 in Tennessee and Louisiana that will restrict access to medication abortion.

This pattern spending has drawn scrutiny from *STAT, Bloomberg News, Huffington Post, The Minnesota Daily, CQ ESG Briefing, Agenda* (a *Financial Times* publication) and *Forbes*.

Proponents believe Pfizer should establish policies and reporting systems that minimize risk to reputation and brand by addressing possible missteps in corporate electioneering and political spending that contrast with its stated healthcare objectives.

Resolved:

Resolved: Pfizer publish an annual report, at reasonable expense, analyzing the congruency of political, lobbying, and electioneering expenditures during the preceding year against publicly stated company values and policies, including Pfizer's stated goal to "end discrimination against women, ensure equal opportunities for leadership and access to reproductive health." Such a report should list and explain any instances of incongruent expenditures, and state whether the identified incongruencies have led to a change in future expenditures or contributions.

SUPPORTING STATEMENT

Proponents recommend that such report contain management's analysis of risks to our company's brand, reputation, or shareholder value of expenditures in conflict with publicly stated company values. "Electioneering expenditures" means spending, from the corporate treasury and from the PACs, directly or through a third party, at any time during the year which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

Board of Directors' Statement in Opposition to the Proposal

The Board of Directors recommends a vote AGAINST this proposal.

- Pfizer already publishes a Political Action Committee (PAC) and Corporate Political Contributions Report (the PAC Report) annually, which provides transparency for interested parties to assess our rationale and motivation for making PAC and corporate political contributions. In the PAC Report, we disclose how our contributions relating to our participation in the political process – both to trade associations and to candidates and political committees – align with our purpose, values and policies.

- We also publish an "Industry Associations – Congruency Report" that outlines the public policy positions of Pfizer and five significant trade associations across six areas of public policy and of ESG significance for Pfizer and assesses the alignment between them.

- The focus of this proposal is not aimed at increasing transparency, but instead at diverting the company's focus from our core business priorities to social issues about which we do not have expertise, and, more importantly, that are not central to achieving our business goals.

- Their request, whether intended or not, would limit the impact of our bipartisan participation in the political process.

- The Board believes our existing disclosures already meet the needs of our shareholders. Therefore, the report requested by the proponent is unnecessary and not in the best interests of the company or our shareholders.

- Moreover, Pfizer's reputation remains strong.

  ◦ For the first time in our history, Pfizer has ranked #1 out of 13 big pharmaceutical companies in the annual PatientView Corporate Reputation of Pharma 2021 survey.[1]
  ◦ As of December 2022, according to Morning Consult 59% of the general population has a favorable view of Pfizer, well ahead of the pharma industry at 44%.[2]
  ◦ In February 2023, Fortune ranked us eight on its annual World's Most Admired Companies list.[3]

PFIZER PAC AND CORPORATE POLITICAL CONTRIBUTIONS REPORT

The PAC Report is published annually and details, by recipient and amount, Pfizer PAC and Pfizer Inc. contributions to political committees, corporate contributions made in state and local elections and certain contributions to trade associations. Our disclosures fully comply with all federal, state, and local laws, including reporting requirements governing our PAC and corporate political contributions. The PAC Report clearly explains Pfizer's rationale for making such political expenditures, including the company's support for bipartisan candidates who value Pfizer's purpose "to discover, develop and deliver *Breakthroughs that change patients' lives*."

Further, the PAC Report explains how Pfizer's political expenditures align with the company's public policy priorities, including the protection of intellectual property, supporting a patient centric healthcare system that enables access and encourages innovation, protecting patients from detrimental insurance barriers and counterfeit medicines, protecting Medicare Part D and ensuring patients have modern insurance that includes affordable out-of-pocket costs. To view the PAC Report, please see https://www.pfizer.com/about/programs-policies/political-partnerships.

In addition, the Pfizer PAC Steering Committee (Steering Committee), which is composed of Pfizer employees from different divisions of the company, reviews and approves all political contribution requests on a monthly basis. The decision to contribute to any elected official is made based on a candidate's voting record on durable policies that support innovation, patient access to and affordability of their medicines, quality manufacturing, a secure supply chain, a competitive tax code and a robust intellectual property system. The company's support of a candidate does not imply an endorsement of the candidate's position on any social or religious issue, and we consider a candidate's ethical conduct in our evaluation to ensure Pfizer's values are upheld.

(1) https://www.patient-view.com/wp-content/uploads/2022/05/PATIENTVIEW-CORP-REP-USA-EDITION-PRESS-RELEASE-EMBARGO-MAY-13th-2022-FINAL-FINAL.pdf
(2) Morning Consult, "Pfizer Brand Reputation" Report, December 2022
(3) https://fortune.com/ranking/worlds-most-admired-companies/

The PAC Report also explains that Pfizer does not traditionally make contributions to 527 Issue Organizations.[4] However, if we were asked to make such a contribution, it would have to be reviewed and approved by the Political Contributions Policy Committee (PCPC), co-chaired by Pfizer's Chief Corporate Affairs Officer and the Chief Compliance, Quality & Risk Officer, and composed of cross-divisional senior leaders, and subsequently disclosed in the PAC Report. In addition, Pfizer has adopted a policy that precludes any direct independent expenditures, a decision affirmed at the executive level and by the Governance & Sustainability Committee of our Board.

INDUSTRY ASSOCIATIONS – CONGRUENCY REPORT

The additional report requested by the proponent is unnecessary and duplicative of disclosures Pfizer already provides. In 2021, in response to shareholder feedback, Pfizer published a report, "Industry Associations – Congruency Report" (the Congruency Report) that outlines the public policy positions of Pfizer and five significant trade associations across six areas of public policy and ESG significance for Pfizer: Patient Access to Healthcare; Trade; Tax; Diversity, Equity, and Inclusion; Climate Change; and Civic Integrity.

Pfizer is a member of several industry and trade groups that represent both the pharmaceutical industry and the business community at large to bring about consensus on broad policy issues that can impact Pfizer's business objectives and ability to serve patients.

The Congruency Report compares Pfizer and the trade associations' positions and describes the degree of alignment and areas of misalignment. Investor feedback about the Congruency Report has been overwhelmingly positive. The Congruency Report is available on Pfizer's website. See https://www.pfizer.com/about/programs-policies/political-partnerships.

BOARD OVERSIGHT OF CORPORATE POLITICAL CONTRIBUTIONS

Pursuant to its Charter, the Governance & Sustainability Committee (the Committee) is responsible for maintaining an informed status on the company's priorities and activities related to public policy, including political spending policies and practices. The Committee receives regular reports from management, which includes an overview of the benefits derived from the company's association with certain trade and other organizations and reviews of the company's PAC and Congruency Reports. In addition, the Committee monitors public policy issues that may pose a reputational risk to the company.

SUMMARY

Pfizer regularly evaluates its political contribution reporting practices to ensure that they comply with all applicable laws and regulations and meet the needs of our stakeholders. The Board believes Pfizer's robust policies and practices governing our corporate political spending and existing enhanced disclosures address the concerns of this proposal. Therefore, the additional disclosures requested by the proponent to include the company's positions on social issues, not central to achieving our business goals, are unnecessary and not in the best interests of the company and our shareholders. Shareholder proposals on this topic have been voted on at prior Annual Meetings and each time, failed to receive a majority of shareholder support.

(4) A type of U.S. tax-exempt organization organized under Section 527 of the U.S. Internal Revenue Code, which is created primarily to influence the selection, nomination, election, appointment or defeat of candidates to federal, state or local public office.

 Accordingly, your Board of Directors recommends a vote **"AGAINST"** this proposal.

Annual Meeting Information

Annual Meeting

WHEN AND WHERE?

Date and Time	Location
April 27, 2023 9:00 a.m., EDT	**Virtual Meeting Only:** Please visit www.meetnow.global/MAGVNLW The 2023 Annual Meeting will be held in virtual format only through a live video webcast with the option to ask live questions. We designed the format to ensure that our shareholders who attend the meeting will be afforded comparable rights and opportunities to participate as they would at an in-person meeting, allowing for broader shareholder attendance at no cost to the shareholder. Closed captioning will be provided.

HOW DO I ATTEND THE ANNUAL MEETING?

Please visit www.meetnow.global/MAGVNLW to attend the Annual Meeting, where additional information will be available, including the Rules of Conduct and Meeting Procedures. Shareholders may log in to the Meeting website beginning at 8:45 a.m. EDT and can attend the Meeting, ask questions and vote their shares. You will be required to enter a control number, which can be found on your Notice of Internet Availability (Notice), proxy card, electronic notification or voting instructions included with your proxy materials.

Registered Shareholders	Please visit www.meetnow.global/MAGVNLW and enter your 15-digit control number found on the Notice, proxy card or electronic notification included with your proxy materials.
Beneficial Owners (Shareholders who hold shares through an intermediary, such as a bank or broker)	Please visit www.meetnow.global/MAGVNLW and enter your control number found on the voting instructions included with your proxy materials. Access to the Meeting website will be available on the day of the Meeting, 15 minutes prior to commencement of the Meeting. Beneficial owners should check with their intermediary through which they hold their shares to confirm whether it is necessary to register in advance of the annual meeting. If registration is required, please see "*How Do I Register in Advance of the Annual Meeting?*" below.
Guests	Please visit www.meetnow.global/MAGVNLW and join the Annual Meeting as a "Guest." You will not have the ability to ask questions or vote during the virtual meeting if you join the meeting as a Guest.
Proponents of Shareholder Proposals	The proponent of a shareholder proposal included in this Proxy Statement should notify the company in writing of the individual authorized to present the proposal at the Meeting at least two weeks before the Annual Meeting.

HOW DO I REGISTER IN ADVANCE OF THE ANNUAL MEETING?

While we expect the vast majority of beneficial owners will be able to attend the Annual Meeting, vote their shares and ask questions using the control number received with their proxy materials, as described above, we recommend that beneficial owners confirm this ability with the intermediary through which they hold their shares such as a bank or broker. If your intermediary does not provide for the ability to access the Annual Meeting using the control number found on the voting instructions included with your proxy materials, you will be required to request a legal proxy from your intermediary to register in advance of the Annual Meeting to participate in the Annual Meeting.

To register, you must submit proof of your proxy power (legal proxy) reflecting your ownership of Pfizer common stock, which can be obtained from your intermediary. Requests for registration should be directed to Computershare and be received no later than 5:00 p.m., EDT, on April 24, 2023 at the following:

- **By email:** Forward an image of your legal proxy to legalproxy@computershare.com along with your name and email address. Requests for registration must be labeled as "Legal Proxy"; or
- **By mail:** Computershare, Pfizer Legal Proxy, P.O. Box 43001, Providence, RI, 02940-3001.

You will receive a confirmation email from Computershare of your registration and a new control number, which will be 15-digits, which will allow you to attend the Annual Meeting, vote your shares, ask questions at the meeting and submit questions in advance of the Meeting.

If you have already voted your shares and then request a legal proxy, your original vote will be invalidated and you will be required to vote your shares again.

HOW DO I ASK A QUESTION AT THE ANNUAL MEETING?

- **IN ADVANCE OF THE ANNUAL MEETING:** During the two weeks prior the Meeting, shareholders may submit questions via the Meeting website. See instructions below. The deadline to submit questions in advance is April 25, 2023 at 5:00 p.m. EDT.

  ◦ **Registered Shareholders:** Registered shareholders can submit questions electronically via the Meeting website. Please visit www.meetnow.global/MAGVNLW and enter the 15-digit control number included on the Notice, proxy card or electronic notification included with your proxy materials when prompted and follow the instructions on-screen.

  ◦ **Beneficial Owners:** To submit a question in advance of the Meeting, using the Meeting website, beneficial owners must register in advance of the Meeting. See "*How Do I Register in Advance of the Annual Meeting?*" above.

- **DURING THE ANNUAL MEETING:** Shareholders will have the opportunity to ask live questions during the meeting. Details on how to ask live questions will be provided on the Meeting website provided below.

  ◦ **Registered Shareholders and Beneficial Owners:** Please visit www.meetnow.global/MAGVNLW and enter the control number included on your Notice, proxy card, voting instruction form or electronic notification when prompted and follow the instructions on-screen.

  ◦ **Note:** Beneficial owners should check with their intermediary through which they hold their shares to confirm whether it is necessary to register in advance of the Annual Meeting in order to attend the Meeting. If registration is required, please see "*How Do I Register in Advance of the Annual Meeting?*" above.

We will hold a live Q&A session, during which we intend to answer as many questions as time permits. Questions must comply with the Rules of Conduct and Meeting Procedures, which will be available on the Meeting website, and be pertinent to Pfizer, our shareholders and the Meeting matters.

Questions and answers may be grouped by topic and substantially similar questions may be grouped and answered once.

Questions and answers to any pertinent questions not addressed during the Meeting, will be published following the meeting on our Investors website at https://investors.pfizer.com/Investors/Overview/default.aspx.

WHAT IF I HAVE TECHNICAL QUESTIONS?

Beginning at 8:30 a.m. EDT on the day of the Meeting and through the conclusion of the Meeting, our support team will be ready to assist shareholders with any technical difficulties accessing and participating in the Meeting. Should you require assistance, please call the support team listed on the virtual Annual Meeting website at www.meetnow.global/MAGVNLW or by phone, within the U.S., U.S. territories & Canada: +1-888-724-2416 or outside of the U.S., U.S. territories & Canada:+1-781-575-2748.

WILL THE VIRTUAL ANNUAL MEETING BE AVAILABLE FOR REPLAY?

A replay of the Annual Meeting will be made publicly available at https://investors.pfizer.com/Investors/Events--Presentations approximately 24 hours after the Meeting. The replay will be available for approximately one year.

WHAT IS A QUORUM FOR THE MEETING?

The presence of holders representing a majority of the voting power of all shares of Pfizer stock issued and outstanding and entitled to vote at the Annual Meeting, logging into the Meeting using the control number or represented by proxy, is necessary to constitute a quorum. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

Voting

WHO IS ENTITLED TO VOTE AT THE MEETING?

Holders of Pfizer common stock at the close of business on March 1, 2023 (the Record Date), are entitled to receive the Notice of 2023 Annual Meeting and Proxy Statement and to vote their shares at the Meeting. As of that date, there were 5,644,402,367 shares of the company's common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the Meeting.

HOW DO I VOTE?

Whether or not you plan to attend the Meeting, we urge you to review your proxy materials and vote your shares in advance of the Meeting.

By Mail	Complete, sign and date the accompanying proxy card or voting instruction form and return it in the prepaid envelope. If you are a registered shareholder and return your signed proxy card, but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by your proxy card as recommended by the Board of Directors.
	If you are a registered shareholder and you do not have the prepaid envelope, please send your completed proxy card by regular mail to Pfizer Inc., Proxy Services, c/o Computershare Investor Services, P.O. Box 43119, Providence, RI, 02940-5110, or by overnight mail to Pfizer Inc., Proxy Services, c/o Computershare, 150 Royall St., Suite 101, Canton, MA 02021.
By Telephone or via the Internet	**Registered Shareholders:** Pfizer has established telephone and Internet voting procedures for registered shareholders. These procedures are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that those instructions have been properly recorded.
	• **By Telephone:** You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded.
	• If you are located outside the United States, Puerto Rico and Canada, see your proxy card for additional instructions.
	• **By Internet:** The website for Internet voting is www.investorvote.com/PFE. Please have your notice, proxy card or electronic notification handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you also can request electronic delivery of future proxy materials.
	Telephone and Internet voting facilities for registered shareholders will be available until the polls close on April 27, 2023.
	Beneficial owners: The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. We, therefore, recommend that you follow the voting instructions in the materials you receive.
	If you vote by telephone or on the Internet, you do not have to return your proxy card or voting instruction form.
At the Virtual Annual Meeting	If you were a registered shareholder at the close of business on March 1, 2023 and have your control number, you may vote your shares during the virtual Annual Meeting by following the instructions available on the virtual Annual Meeting website. Please visit www.meetnow.global/MAGVNLW to access the virtual Annual Meeting.
	If you hold your shares through an intermediary, such as a bank or broker, and your intermediary does not require registration prior to the annual meeting, please visit www.meetnow.global/MAGVNLW. If your intermediary requires registration prior to the annual meeting, see "*How Do I Register in Advance of the Annual Meeting?*"

IS THERE A LIST OF REGISTERED SHAREHOLDERS ENTITLED TO VOTE AT THE MEETING?

As required by Delaware law, the names of registered shareholders entitled to vote at the virtual Annual Meeting will be available to registered shareholders for ten days prior to the Meeting for any purpose germane to the Meeting, between the hours of 8:45 a.m. and 4:30 p.m. EDT, at our principal executive offices at 66 Hudson Boulevard East, New York, NY, 10001-2192, Attention: Corporate Secretary. Registered shareholders must make an appointment.

WHAT SHARES ARE INCLUDED ON THE PROXY CARD?

If you are a registered shareholder, you will receive a proxy card for all the shares you hold of record:

- in certificate form;
- in book-entry form; and
- in book-entry form in the Computershare Investment Plan.

If you are a Pfizer employee, you will receive either a proxy card or an electronic notification and/or a voting instruction form for all the Pfizer shares you hold:

- in a Pfizer savings plan; and/or
- in Grantor Trusts for deferred stock received by certain Pfizer and legacy Wyeth employees.

Your proxy card will serve as a voting instruction form for the applicable savings plan and/or Grantor Trust.

If you do not vote your shares or specify your voting instructions on your proxy card or voting instruction form, the administrator of the applicable savings plan and/or the trustee of a Grantor Trust, as the case may be, will vote your shares in accordance with the terms of your plan and/or Grantor Trust.

To allow sufficient time for voting by the administrator of the applicable savings plan and/or the trustee of a Grantor Trust, your voting instructions must be received by 10:00 a.m., Eastern Daylight Time, on April 24, 2023.

If you hold Pfizer shares through any other company plan, you will receive voting instructions from that plan's administrator, as applicable.

If you are a beneficial owner, you will receive voting instructions from your broker, bank or other holder of record.

WHAT ARE THE VOTING REQUIREMENTS TO ELECT THE DIRECTORS AND TO APPROVE EACH OF THE PROPOSALS DISCUSSED IN THIS PROXY STATEMENT?

Proposal	Vote Required	Broker Discretionary Voting Allowed
Election of Directors	Majority of Votes Cast*	No
Ratification of KPMG LLP	Majority of Votes Cast	Yes
Advisory Approval of Executive Compensation	Majority of Votes Cast	No
Advisory Vote on Frequency of Future Advisory Votes on Executive Compensation	Not Applicable (Shareholder Preference Only)	No
Shareholder Proposals	Majority of Votes Cast	No

* Any nominee who does not receive a majority of votes cast "for" his or her election would be required to tender his or her resignation promptly following the failure to receive the required vote. Within 90 days of the certification of the shareholder vote, the Governance & Sustainability Committee would then be required to make a recommendation to the Board as to whether the Board should accept the resignation, and the Board would be required to decide whether to accept the resignation and disclose its decision-making process. In a contested election, the required vote would be a plurality of votes cast. Full details of this policy are set forth in our Corporate Governance Principles on our website.

Abstentions/Broker Non-Votes: If you abstain from voting or there is a broker non-vote on any matter, your abstention or broker non-vote will not affect the outcome of such vote, because abstentions and broker non-votes are not considered to be votes cast under our By-laws.

HOW WILL MY SHARES BE VOTED AT THE MEETING?

At the Meeting, the Proxy Committee appointed by the Board of Directors will vote your shares as you instruct. If you sign your proxy card and return it without indicating how you would like to vote your shares, your shares will be voted as the Board of Directors recommends, which is:

- FOR the election of each of the Director nominees named in this Proxy Statement;
- FOR the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the 2023 fiscal year;
- FOR the approval, on an advisory basis, of the compensation of our Named Executive Officers;
- 1 YEAR for frequency of future advisory votes to approve executive compensation; and
- AGAINST the shareholder proposals.

WHO WILL COUNT THE VOTES?

Representatives of our transfer agent, Computershare, will tabulate the votes and act as inspectors of election.

WHAT CAN I DO IF I CHANGE MY MIND AFTER I VOTE?

If you are a registered shareholder, you can revoke your proxy before it is exercised by:

- giving written notice to our Corporate Secretary;
- delivering a valid, later-dated proxy, or a later-dated vote by telephone or on the Internet, in a timely manner; or
- voting at the virtual Annual Meeting by following the instructions available on the virtual Annual Meeting website.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other holder of record and following its instructions for how to do so.

Proxy Materials

WHY DID I RECEIVE THESE PROXY MATERIALS?

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Pfizer Inc., a Delaware corporation, of proxies to be voted at our 2023 Annual Meeting of Shareholders and at any adjournment or postponement of the Meeting.

The Notice of 2023 Annual Meeting and Proxy Statement and a proxy card or voting instruction form are being mailed or made available to shareholders starting on or about March 16, 2023.

CAN I ACCESS THE PROXY MATERIALS AND THE 2022 ANNUAL REPORT ON FORM 10-K ON THE INTERNET?

This Notice of 2023 Annual Meeting and Proxy Statement and the 2022 Annual Report on Form 10-K are available on our website at https://investors.pfizer.com/financials/annual-reports/default.aspx. Instead of receiving future proxy statements and accompanying materials by mail, most shareholders can elect to receive an e-mail that will provide electronic links to them. Opting to receive your proxy materials online will conserve natural resources and will save us the cost of producing documents and mailing them to you, and will also give you an electronic link to the proxy voting site.

Registered Shareholders: If you vote on the Internet at www.investorvote.com/PFE, simply follow the prompts to enroll in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going directly to http://www.computershare-na.com/green/ and following the enrollment instructions.

Beneficial Owners: Please check the information provided in the proxy materials sent to you by your broker, bank or other holder of record regarding the availability of this service.

HOW CAN I ELIMINATE DUPLICATE MAILINGS?

A single Notice of 2023 Annual Meeting and Proxy Statement and 2022 Annual Report, along with individual proxy cards, or individual Notices of Internet Availability, may be delivered in one envelope to multiple shareholders having the same last name and address and to individuals with more than one account registered at Computershare with the same address unless contrary instructions have been received from an affected shareholder. If you would like to enroll in this service or receive individual copies of all documents, now or in the future, please contact Computershare by calling 1-800-733-9393 or writing to Computershare at P.O. Box 43119, Providence, RI, 02940-5110. We will deliver a separate copy of all documents to a shareholder at a shared address to which a single copy of the documents was delivered promptly upon request to the address or telephone number provided above.

Other Questions

WHAT IS A BROKER NON-VOTE?

If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum, but will not be able to vote on those matters for which specific authorization is required under NYSE rules.

If you are a beneficial owner whose shares are held of record by a broker, your broker has discretionary voting authority under NYSE rules to vote your shares on the ratification of KPMG LLP as our independent registered public accounting firm, even if the broker does not receive voting instructions from you. However, your broker does not have discretionary authority to vote on the election of Directors, the advisory approval of executive compensation, the advisory vote on the frequency of future advisory votes on executive compensation, or the shareholder proposals without instructions from you, in which case a broker non-vote will occur and your shares will not be voted on these matters.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A REGISTERED SHAREHOLDER AND HOLDING SHARES AS A BENEFICIAL OWNER?

If your shares are registered in your name with Pfizer's transfer agent, Computershare, you are the "registered shareholder" of those shares. This Notice of 2023 Annual Meeting and Proxy Statement and any accompanying materials have been provided directly to you by Pfizer.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares, and this Notice of 2023 Annual Meeting and Proxy Statement and any accompanying documents have been provided to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction form or by following their instructions for voting by telephone or on the Internet.

WHO WILL PAY FOR THE COST OF THIS PROXY SOLICITATION?

Pfizer will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by our Directors, officers or employees in person or by telephone, mail, electronic transmission and/or facsimile transmission. We have hired Morrow Sodali LLC, 333 Ludlow Street, 5th Floor, South Tower, Stamford CT 06902, to distribute and solicit proxies. We will pay Morrow Sodali LLC a fee of $35,000, plus reasonable expenses, for these services.

Other Business

The Board is not aware of any matters that are expected to come before the 2023 Annual Meeting other than those referred to in this Proxy Statement. If any other matter should properly come before the Annual Meeting, the Proxy Committee intends to vote the proxies in accordance with its best judgment.

The Chairman of the Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with our By-laws and the procedures described below.

Submitting Proxy Proposals and Director Nominations for the 2024 Annual Meeting

Type	Deadline	Submission Requirements*
Proposals for Inclusion in Our 2024 Proxy Materials	November 17, 2023	Must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended
Director Nominations Pursuant to Our Proxy Access By-law	Between October 18, 2023 and November 17, 2023	Must include the information set forth in our By-laws
Other Proposals or Nominations to be Brought before Our 2024 Annual Meeting	If the 2024 Annual Meeting is to be held within 25 days before or after the anniversary of the date of this year's Annual Meeting (April 27, 2023), then Pfizer must receive your notice not less than 90 days nor more than 120 days in advance of the anniversary of the 2023 Annual Meeting, or no earlier than December 29, 2023 and no later than January 28, 2024. If the 2023 Annual Meeting is to be held on a date not within 25 days before or after such anniversary, then Pfizer must receive it no later than 10 days following the first to occur of: • the date on which notice of the date of the 2023 Annual Meeting is mailed; or • the date public disclosure of the date of the 2023 Annual Meeting is made.	Must include the information set forth in our By-laws

* Proposals and/or nominations must be received at our principal executive offices at 66 Hudson Boulevard East, New York, NY, 10001-2192, Attention: Corporate Secretary.

For any other meeting, nominations (other than by proxy access) or items of business must be received by the 10th day following the date on which public disclosure of the date of the meeting is made.

Upon written request, we will provide, without charge, a copy of our By-laws. Requests should be directed to our principal executive offices at 66 Hudson Boulevard East, New York, NY, 10001-2192, Attention: Corporate Secretary.

CONSIDERATION OF POTENTIAL DIRECTOR CANDIDATES

On an ongoing basis, the Governance & Sustainability Committee considers potential candidates identified on its own initiative, as well as those identified by other Directors, members of management, search firms, shareholders and other sources (including individuals seeking to join the Board). Shareholders who wish to recommend candidates may contact the Governance & Sustainability Committee as described in "*How to Communicate with Our Directors*" earlier in this Proxy Statement.

All candidates are required to meet the criteria outlined in this Proxy Statement, as well as those outlined in our Corporate Governance Principles and other governing documents, as applicable, as determined by the Governance & Sustainability Committee. Further, each candidate must also meet the criteria outlined above under "*Director Independence*." Shareholder nominations must be made according to the procedures required under our By-laws (including via our proxy access by-law) and described above. Shareholder-recommended candidates and shareholder nominees whose nominations comply with these procedures and who meet the criteria referred to above, will be evaluated by the Governance & Sustainability Committee in the same manner as other nominees.



Breakthroughs that change patients' lives

Pfizer Inc.
66 Hudson Boulevard East
New York, NY 10001-2192
(212) 733-2323

www.pfizer.com